Exhibit 99.1

Annual Report 2025 ＊ For identification purpose only Stock Code: 0800 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) 文遠知行＊ WeRide Inc.

2 Company Information 4 Safe Harbor Statement 5 Four-year Financial Summary 6 Key Highlights 8 Business Review and Outlook 11 Management Discussion and Analysis 15 Directors and Senior Management 19 Directors’ Report 53 Corporate Governance Report 73 Independent Auditor’s Report 78 Consolidated Statements of Profit or Loss 79 Consolidated Statements of Profit or Loss and Other Comprehensive Income 80 Consolidated Statements of Financial Position 82 Consolidated Statements of Changes in Equity 84 Consolidated Statements of Cash Flows 86 Notes to the Consolidated Financial Statements 187 Definitions CONTENTS

2 WeRide Inc. / Annual Report 2025 COMPANY INFORMATION EXECUTIVE DIRECTORS Dr. Tony Xu Han (韓旭) (Chairman of the Board and CEO) Dr. Yan Li (李岩) NON-EXECUTIVE DIRECTORS Mr. Kazuhiro Doi (resigned with effect from March 31, 2026) Mr. Ichijo Futakawa (appointed with effect from April 21, 2026) Mr. Jean-François Salles INDEPENDENT NON-EXECUTIVE DIRECTORS Ms. Huiping Yan Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan AUDIT COMMITTEE Ms. Huiping Yan (Chairperson) Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan COMPENSATION COMMITTEE Mr. David Zhang (張彤) (Chairperson) Dr. Tony Xu Han (韓旭) Ms. Huiping Yan Dr. Tony Fan-cheong Chan NOMINATION COMMITTEE Mr. David Zhang (張彤) (Chairperson) Dr. Tony Xu Han (韓旭) Ms. Huiping Yan Dr. Tony Fan-cheong Chan CORPORATE GOVERNANCE COMMITTEE Mr. David Zhang (張彤) (Chairperson) Ms. Huiping Yan Dr. Tony Fan-cheong Chan JOINT COMPANY SECRETARIES Ms. Liang Wang (王亮) Ms. Anne Yu (余安妮) AUTHORIZED REPRESENTATIVES Dr. Tony Xu Han (韓旭) Ms. Anne Yu (余安妮) HEADQUARTERS AND PRINCIPAL PLACE OF BUSINESS IN THE PRC 21st Floor, Tower A Guanzhou Life Science Innovation Center No. 51 Luoxuan Road Guangzhou International Biotech Island Guangzhou Guangdong Province PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG 40th Floor, Dah Sing Financial Centre No. 248 Queen’s Road East Wanchai Hong Kong REGISTERED OFFICE P.O. Box 472 Harbour Place, 2nd Floor 103 South Church Street George Town Grand Cayman KY1-1106 Cayman Islands

WeRide Inc. / Annual Report 2025 3 COMPANY INFORMATION AUDITOR KPMG Certified Public Accountants Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance 8th Floor, Prince’s Building 10 Chater Road Central Hong Kong LEGAL ADVISORS As to Hong Kong and United States laws Cooley HK 35/F, Two Exchange Square 8 Connaught Place Central Hong Kong As to Cayman Islands laws Travers Thorp Alberga 3605 Tower Two, Lippo Centre 89 Queensway Admiralty Hong Kong COMPLIANCE ADVISOR Rainbow Capital (HK) Limited Office No. 710, 7/F, Wing On House 71 Des Voeux Road Central Central Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong PRINCIPAL SHARE REGISTRAR International Corporation Services Ltd. P.O. Box 472 Harbour Place, 2nd Floor, North Wing 103 South Church Street George Town Grand Cayman KY1-1106 Cayman Islands PRINCIPAL BANKS China Merchants Bank China Merchants Bank Building No. 5 Huashui Road Tianhe District Guangzhou Guangdong Province PRC UBS AG, Singapore 9 Penang Road 238459 Singapore Goldman Sachs Bank USA New York Branch 200 West Street New York NY 10282 United States STOCK CODE 0800 LISTING DATE November 6, 2025 COMPANY’S WEBSITE www.weride.ai

4 WeRide Inc. / Annual Report 2025 SAFE HARBOR STATEMENT This annual report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC and announcements on the website of the Stock Exchange. All information provided in this annual report is as of the date of this annual report, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

WeRide Inc. / Annual Report 2025 5 FOUR-YEAR FINANCIAL SUMMARY FINANCIAL HIGHLIGHTS FOR THE LAST FOUR YEARS ENDED DECEMBER 31, 2025 Year ended December 31, 2025 2024 2023 2022 (RMB in thousands) Revenue 684,587 361,134 401,844 527,543 Gross profit 206,822 110,715 183,476 232,545 Operating loss (1,846,770) (2,185,183) (1,566,202) (779,230) Loss for the year (1,654,900) (2,516,808) (1,949,101) (1,298,496) Assets Current assets 8,210,324 7,287,995 5,370,023 5,073,473 Non-current assets 725,601 405,775 244,235 311,918 Total assets 8,935,925 7,693,770 5,614,258 5,385,391 Liabilities Current liabilities 1,001,301 542,489 8,591,413 7,379,407 Non-current liabilities 34,450 85,262 74,763 88,100 Total liabilities 1,035,751 627,751 8,666,176 7,467,507 Net current assets/(liabilities) 7,209,023 6,745,506 (3,221,390) (2,305,934) Total equity/(deficit) 7,900,174 7,066,019 (3,051,918) (2,082,116)

6 WeRide Inc. / Annual Report 2025 KEY HIGHLIGHTS FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025 • Total revenue was RMB684.6 million (US$97.9 million), representing an increase of 89.6% year over year. • Product revenue was RMB359.8 million (US$51.5 million), representing an increase of 310.3% year over year, primarily attributable to the broad rollout and scaling of robotaxi, robobus, and robosweeper products. • Service revenue was RMB324.7 million (US$46.4 million), representing an increase of 18.8% year over year. • Robotaxi revenue was RMB148.0 million (US$21.2 million), including product revenue and service revenue, representing an increase of 209.6% year over year. • Gross profit was RMB206.8 million (US$29.6 million), representing an increase of 86.8% year over year. • Gross profit margin was 30.2%, relatively stable compared with 30.7% in 2024. • R&D expenses were RMB1.4 billion (US$196.2 million), compared with RMB1.1 billion in 2024. • Operating loss was RMB1.8 billion (US$264.1 million), representing a narrowing of 15.5% year over year. • Net loss was RMB1.7 billion (US$236.6 million), representing a narrowing of 34.2% year over year. OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025 • WeRide’s global AV fleet increased from 1,089 vehicles at the end of 2024 to 2,113 as of March 23, 2026. • WeRide’s robotaxi commercialization in China continues to accelerate: • In 2025, WeRide cut total cost of ownership by up to 38% compared with 2024, through improved operating efficiency and lower vehicle bill of materials costs. • WeRide’s robotaxi fleet in China has surpassed 800 robotaxis, increasing operational density and reducing passenger waiting times, with the latest “free pickup and drop off point” feature across the operating area. • WeRide has expanded rollout in major metropolitan areas such as Beijing and Guangzhou, extending coverage to over 1,000 square kilometres, including key transportation hubs and high-demand areas. • In the fourth quarter of 2025, registered users of WeRide robotaxi service saw a year-over-year growth of more than 900% in China.

WeRide Inc. / Annual Report 2025 7 KEY HIGHLIGHTS • WeRide continues to advance robotaxi deployment in international markets: • Currently, WeRide’s deployments span the Middle East, Europe, and developed Asia-Pacific, with a fleet of over 250 robotaxis outside China and the U.S. • In October 2025, WeRide secured the world’s first city-level fully driverless robotaxi commercial permit outside the U.S., enabling unit-economics breakeven for the Abu Dhabi fleet. • In November 2025, WeRide and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi and expanded to cover 70% of the city’s core area over time. • In December 2025, WeRide, in partnership with Uber and Dubai’s Roads and Transport Authority, launched public robotaxi passenger rides in Dubai, allowing riders to book a WeRide Robotaxi through the “Autonomous” option on the Uber app. In March 2026, WeRide launched fully driverless Robotaxi fare-charging operations in Dubai, as part of the first batch of Level 4 Robotaxis to enter commercial service in the city. • In November 2025, WeRide secured Europe’s first driverless robotaxi permit for passenger service in Switzerland, becoming the only company with autonomous driving permits in eight countries. This milestone reinforces WeRide’s first-mover advantage in Europe and lays the foundation for further expansion across the region. • In November 2025, WeRide and Grab commenced autonomous vehicle testing in Singapore. In March 2026, WeRide officially commenced public operations of the Ai.R (Autonomously Intelligent Ride) service in Punggol with Grab, marking the first deployment of an autonomous passenger service in a residential estate in Singapore. • In March 2026, WeRide entered Slovakia through a strategic partnership with ELEVATE Slovakia, extending its global footprint to more than 40 cities across 12 countries. • WeRide achieved significant progress in other autonomous driving businesses: • WeRide’s Robobus business recorded revenue growth of approximately 190% year-over-year in 2025, while expanding into European markets, including Switzerland, France, Belgium, Spain and Slovakia. • WeRide’s WePilot 3.0 has been adopted by OEMs and Tier-1 suppliers, including Chery, GAC and Bosch, across multiple vehicle models. • WeRide continues to make significant progress in technology development: • WeRide launched WeRide GENESIS, a general-purpose simulation platform, to accelerate AI-driven development. • WeRide deepened collaboration with Geely Farizon to deliver the next-generation robotaxi GXR, expected to support safer and more cost-efficient robotaxi deployment at scale.

8 WeRide Inc. / Annual Report 2025 BUSINESS REVIEW AND OUTLOOK BUSINESS REVIEW WeRide is a global pioneer in L4 autonomous driving. We have deployed autonomous driving products and solutions in over 40 cities across 12 countries, including China, Slovakia, the UAE, Saudi Arabia, Switzerland, France, Singapore and Japan. Our global autonomous vehicle fleet, spanning robotaxis, robobuses, robovans, and robosweepers, grew rapidly from 1,089 vehicles at the end of 2024 to 2,113 as of March 23, 2026. In particular, our global robotaxi fleet has reached 1,125 vehicles. In 2026, our one-stage end-to-end ADAS solution, jointly developed with Bosch, has achieved four consecutive championship wins in the Second China Urban Intelligent Driving Competition, making WeRide WRD 3.0 the first and only solution in the competition’s history to secure this record and underscoring its breakthrough leadership in complex urban driving environments. We recently published WeRide GENESIS, our general-purpose simulation platform that combines physical AI and generative AI to generate photorealistic virtual driving environments, including rare edge cases, in minutes rather than days. WeRide GENESIS enables unsupervised, closed-loop training at scale, accelerating model iteration and safety validation while significantly reducing on-road testing costs, and reinforcing the technological moat underpinning our L2-to-L4 product portfolio. WeRide GENESIS is a cornerstone of WeRide One, our universal technology platform that integrates proprietary stacks such as simulation engines, hybrid architectures, in-house infrastructure, high-quality datasets, high-performance computing, and unified operations. Together, WeRide One and WeRide GENESIS exemplify our progress toward a more data-driven autonomy stack through end-to-end learning, large-scale data training, and world model simulation, enabling us to consistently develop and deliver safe, reliable, and commercially viable autonomous vehicles that meet the demands of everyday use. We adopt a balanced growth strategy, prioritizing markets that demonstrate strong potential for autonomous driving adoption in the long run—both internationally and in China’s major cities—while focusing on regions where autonomous vehicles offer clear economic and operational advantages. In China, our robotaxi fleet size exceeds 800 vehicles, making it one of the leading fully driverless autonomous driving operational fleets in China, with services covering an area of over 1,000 square kilometers, including key transportation hubs such as airports and major railway stations and high-demand districts in Beijing and Guangzhou. During the fourth quarter of 2025, registered users of our robotaxi service in China saw year-over-year growth of more than 900%, reflecting strong and growing consumer demand. In 2025, we cut total cost of ownership by up to 38% compared with 2024, through improved operating efficiency and lower vehicle bill of materials costs. In 2026, we plan to expand our robotaxi fleet operations to further Tier-1 cities in China. Overseas, our deployments span the Middle East, Europe, and developed Asia-Pacific, primarily Southeast Asia, with a fleet of over 250 robotaxis outside China and the U.S., and a dedicated fleet of over 200 robotaxis in Middle East alone. This represents the largest robotaxi fleet operated in these regions, with the Middle East potentially among the first regions to approach unit-level profitability. In Abu Dhabi, in October 2025, we secured the world’s first city-level fully driverless robotaxi commercial permit outside the U.S., removing the requirement for an in-vehicle safety officer and enabling breakeven unit economics. Also in October 2025, we began offering the first public robotaxi rides in Riyadh with Uber, and launched robotaxi GXR and robobus pilot operations in Ras Al Khaimah, expanding into a third UAE emirate. In November 2025, we and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi, and over time expanded to cover 70% of the city’s core area, with passengers able to book under Uber Comfort, UberX or the new “Autonomous”

WeRide Inc. / Annual Report 2025 9 BUSINESS REVIEW AND OUTLOOK category, which is Uber’s first dedicated autonomous ride option globally. In December 2025, we launched public robotaxi passenger rides in Dubai in partnership with Uber and Dubai’s Roads and Transport Authority (RTA), with riders able to book through the “Autonomous” option on the Uber app. In March 2026, we launched fully driverless Robotaxi fare-charging operations in Dubai, as part of the first batch of Level 4 Robotaxis to enter commercial service in the city. In Europe, in November 2025, we received the first-ever driverless robotaxi permit for passenger service in Europe from Switzerland’s Federal Roads Office (FEDRO), authorizing autonomous operations in the Greater Zurich area across a 110-kilometer operating area, establishing our first-mover advantage in the European market, and making us the world’s only company with vehicles holding autonomous driving permits in eight countries, namely Switzerland, China, the UAE, Saudi Arabia, Singapore, France, Belgium and the United States. In March 2026, we entered Slovakia through a strategic partnership with ELEVATE Slovakia to deploy autonomous vehicles including robotaxi, robobus, robovan, and robosweeper, launching the country’s first autonomous vehicle program and Europe’s first large-scale, multi-product autonomous driving commercial deployment, bringing our global footprint to over 40 cities across 12 countries. In Southeast Asia, in March 2026, we officially commenced public operations of the Ai.R (Autonomously Intelligent Ride) service in Punggol with Grab, marking the first deployment of an autonomous passenger service in a residential estate in Singapore. One of our strategies overseas is to prioritize jurisdictions with supportive regulatory frameworks and favorable economic conditions that are conducive to long-term profitability. We adopt an asset-light model, under which local partners are responsible for dispatch, cleaning and maintenance, while robotaxi services are delivered by leveraging our technology and operational expertise. This approach is designed to enable faster market deployment, enhance operational efficiency, reduce capital commitments and operating expenditure and allow us to maintain our focus on technology development. We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving ecosystems. We have cultivated a robust ecosystem around our autonomous driving technology and solutions by forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, and urban service operators, and other key industry stakeholders. Through these collaborations, we aim to accelerate the responsible adoption of autonomous driving and foster innovation across the industry, ultimately creating a positive impact on society. Our advanced technology, safety record, global footprint and strong partnerships position us as a global leader in autonomous driving. On industry collaboration, we continue to attract leading global investors and ecosystem partners, building a strategic network with companies such as Bosch, Uber and Grab. For example, we have received investment commitments from ride-hailing giants such as Uber and Grab, highlighting our strategic position and leading role in the industry.

10 WeRide Inc. / Annual Report 2025 BUSINESS REVIEW AND OUTLOOK OUTLOOK Looking ahead, we will deepen multi-scenario operations and pursue global market development to deliver safe, efficient and affordable autonomous mobility worldwide. Based on our current expansion pipeline, our global robotaxi fleet is projected to reach 2,600 vehicles by the end of 2026, subject to market and regulatory conditions. These developments lay the foundation for our long-term plan to deploy tens of thousands of robotaxis globally by 2030.

WeRide Inc. / Annual Report 2025 11 MANAGEMENT DISCUSSION AND ANALYSIS AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025 Revenue Total revenue grew 89.6% year over year to RMB684.6 million (US$97.9 million) in 2025, compared with RMB361.1 million in 2024. • Product revenue increased 310.3% year over year to RMB359.8 million (US$51.5 million) in 2025 from RMB87.7 million in 2024. The increase was primarily attributable to increased revenue from robotaxi, robobus, and robosweeper sales. • Service revenue increased 18.8% year over year to RMB324.7 million (US$46.4 million) in 2025 from RMB273.4 million in 2024. The increase was primarily due to a RMB103.8 million increase in revenue from intelligent data services and a RMB17.7 million increase in autonomous driving-related operational and technical support services, partially offset by a RMB70.1 million decrease in ADAS R&D services, as certain customized R&D services for specific clients were completed in the third quarter of 2024. Cost of revenue Cost of revenue was RMB477.8 million (US$68.3 million) in 2025, compared with RMB250.4 million in 2024. The increase in cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the increase in product sales; and (ii) an increase in cost of services, affected by an increase in cost of intelligent data services, partially offset by a decrease in cost of ADAS research and development (R&D) services. Gross profit and gross margin Gross profit was RMB206.8 million (US$29.6 million) in 2025, compared with RMB110.7 million in 2024. Gross margin was 30.2% in 2025, compared with 30.7% in 2024, remaining relatively stable. Operating expenses Operating expenses were RMB2,041.9 million (US$292.0 million) in 2025, compared with RMB2,283.7 million in 2024. • R&D expenses were RMB1,372.2 million (US$196.2 million) in 2025, compared with RMB1,091.4 million in 2024. Excluding share-based compensation expenses, R&D expenses were RMB1,211.7 million, compared to RMB857.0 million in 2024, representing an increase of 41.4% as we further strengthened our global data compliance and advanced R&D efforts for our pre-installed robotaxis. The increase in R&D expenses was primarily due to (i) a RMB150.3 million increase in personnel-related expenses due to headcount growth; (ii) a RMB115.3 million increase in service fees for R&D projects; and (iii) a RMB67.7 million increase in material consumption and depreciation and amortization expenses. • Administrative expenses were RMB596.1 million (US$85.2 million) in 2025, compared with RMB1,138.8 million in 2024. Excluding share-based compensation, administrative expenses were RMB311.7 million, compared with RMB201.1 million in 2024, representing an increase of 55.0%. The increase was primarily due to (i) a RMB76.6 million increase in professional services fees, which were mainly related to legal compliance services; (ii) a RMB20.4 million increase in personnel costs to build necessary support functions for a growing business; and (iii) a RMB7.0 million increase in depreciation and amortization expenses.

12 WeRide Inc. / Annual Report 2025

MANAGEMENT DISCUSSION AND ANALYSIS

- Selling expenses were RMB73.6 million (US$10.5 million) in 2025, compared with RMB53.6 million in 2024. Excluding share-based compensation, selling expenses were RMB68.5 million, compared with RMB44.9 million in 2024, representing an increase of 52.6%, well below the pace of sales growth.

Net loss

Net loss was RMB1,654.9 million (US$236.6 million) in 2025, compared to RMB2,516.8 million in 2024.

Non-IFRS adjusted net loss was RMB1,246.7 million (US$178.3 million) in 2025, compared with RMB801.9 million in 2024. Non-IFRS adjusted net loss is defined as loss for the year excluding share-based compensation expenses, fair value changes of financial assets at fair value through profit and loss ("**FVTPL**"), and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights as set out below:

	For the year ended December 31,	
	2025	2024
	RMB'000	RMB'000
Loss for the year	**(1,654,900)**	(2,516,808)
Add:		
Share-based compensation expenses	**449,983**	1,187,867
Fair value changes of financial assets at FVTPL	**(41,822)**	61,834
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	**–**	465,254
Adjusted net loss	**(1,246,739)**	(801,853)

Basic and diluted net loss per Class A and Class B Ordinary Share/ADS

Basic and diluted net loss per Class A and Class B Ordinary Share was RMB1.79 (US$0.26) in 2025, compared with RMB8.54 in 2024. Basic and diluted net loss per ADS was RMB5.37 (US$0.78) in 2025, compared with RMB25.62 in 2024.

Balance sheet

As of December 31, 2025, the Group held RMB6,967.7 million (US$996.4 million) in cash and cash equivalents and time deposits, RMB144.3 million (US$20.6 million) in investments in wealth management products, which were included in financial assets at FVTPL, and RMB19.4 million (US$2.8 million) in restricted cash. In 2025, certain wealth management products matured, resulting in the decrease of the current portion of financial assets at FVTPL.

As of December 31, 2025, WeRide had short-term bank borrowings of RMB324.3 million (US$46.4 million).

WeRide Inc. / Annual Report 2025 13 MANAGEMENT DISCUSSION AND ANALYSIS DUAL PRIMARY LISTING IN HONG KONG On November 6, 2025, the Company successfully listed its Class A Ordinary Shares on the Main Board of the Stock Exchange under the stock code “0800” and the stock short name of “WERIDE-W”. The Company issued 88,250,000 Class A Ordinary Shares in the Global Offering (no Class A Ordinary Shares were issued during the stabilization period in connection with the Global Offering), and a total of 1,026,616,330 Shares were in issue immediately upon the Listing and after the end of stabilization period. Save for the Global Offering and the issuance of Class A Ordinary Shares upon the exercise of vested share options under the 2018 Share Plan, for the year ended December 31, 2025, the Company has not made any issue of equity securities for cash. LIQUIDITY AND CAPITAL RESOURCES During the year ended December 31, 2025, we primarily financed our operations through cashflow from equity financing. As of December 31, 2025, we had aggregate balances of RMB7.1 billion in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were included in financial assets at FVTPL, representing an increase of 7.6% compared to RMB6.6 billion as of December 31, 2024. BANK BORROWINGS As of December 31, 2025, our outstanding bank borrowings amounted to RMB324.3 million, which were denominated in RMB and primarily used to supplement our working capital. The bank borrowings were repayable in one year, bearing interest rates of 2.11% to 2.30%. PLEDGE OF ASSETS As of December 31, 2025, our bank balances of RMB19.4 million were held as secured amounts in certain bank accounts for the issuance of letter of guarantee, and the payment of rentals and credit card obligations. As of December 31, 2025, certain patents were pledged for certain bank loans. GEARING RATIO Our gearing ratio increased slightly from 8% as of December 31, 2024 to 12% as of December 31, 2025, calculated by dividing total liabilities by total assets. MATERIAL INVESTMENTS For the year ended December 31, 2025, the Group did not have any significant investments in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025. As of December 31, 2025, the Group did not have other plans for material investments and capital assets. CAPITAL EXPENDITURE COMMITMENTS As of December 31, 2025, the Group had aggregate capital expenditure commitments amounting to RMB20.5 million. CONTINGENT LIABILITIES As of December 31, 2025, the Group did not have any material contingent liabilities. MATERIAL ACQUISITIONS AND DISPOSALS The Group did not conduct any material acquisitions and disposals during the year ended December 31, 2025.

14 WeRide Inc. / Annual Report 2025 MANAGEMENT DISCUSSION AND ANALYSIS RISK MANAGEMENT Foreign exchange risk Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of our subsidiaries. We manage our foreign exchange risks by closely monitoring the movement of foreign currency rates and would consider hedging significant foreign currency exposure should the need arise. Interest rate risk Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weightings of fixed and floating rate interest-bearing instruments based on the current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We do not enter into financial derivatives to hedge interest rate risk. EMPLOYEES AND REMUNERATION POLICIES As of December 31, 2025, the Group had 3,661 full-time employees and 140 temporary employees (interns) globally, among whom 3,668 employees were based in China, including in Guangzhou, Shanghai, Beijing, and 133 employees outside China. The following table sets forth the number of employees (including temporary employees) of the Group as of December 31, 2025. Function Number of Employees % of Total Employees R&D engineering 829 21.81% R&D data processing 2,694 70.88% Sales and marketing 103 2.71% Operations 79 2.07% General management and administration 96 2.53% Total 3,801 100.00% The Group mainly recruits its employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. The Group undertakes a strict interview process for recruitment purposes. The Group enters into standard employment agreements, as well as confidentiality and non-compete agreements with its employees in accordance with market practice. The Group has adopted a training protocol in Chinese Mainland, pursuant to which it provides pre-employment and ongoing management and technical training to its employees. The Group offers its employees competitive compensation packages, performance-based cash bonuses and other incentives. The Group participates in various employee social security plans for its PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund. During the Reporting Period, under the PRC employee social security plans, no forfeited contribution would be used by the employers to reduce the existing level of contributions.

WeRide Inc. / Annual Report 2025 15 DIRECTORS AND SENIOR MANAGEMENT DIRECTORS Executive Directors Dr. Tony Xu Han (韓旭), aged 49, founded the Group in February 2018. Dr. Han has been a Director since March 2017, and currently serves as chairman of our Board, executive Director and CEO. Prior to founding our Company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the chief scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU, HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008. Dr. Han was the original contributor of DeepSpeech2, which was recognized by MIT Technology Review as one of its 10 Breakthrough Technologies in 2016. He has also been recognized by Forbes China as one of its 2024 Sci-Tech Influential Figures. Dr. Yan Li (李岩), aged 51, co-founded the Group in February 2018. Dr. Li has been a Director since March 2017, and currently serves as our executive Director and CTO. Prior to co-founding our Company, Dr. Li served as the Director of Engineering of Ucar Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.), where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999, and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009. Non-executive Directors Mr. Ichijo Futakawa, aged 50, has served as our Director since April 2026. Mr. Futakawa currently serves as the division general manager of corporate strategy and business development at Nissan Motor Co., Ltd., a position he has held since April 2025. Since joining Nissan Motor Co., Ltd. (“Nissan”), a company listed on the Tokyo Stock Exchange (stock code: 7201), in June 2017, Mr. Futakawa has held various positions including general manager of the Japan-ASEAN mobility service business department from October 2019 to March 2021, vice president of new business development at Nissan (China) Investment Co., Ltd. from June 2021 to December 2023, and president of Nissan Mobility Service Co., Ltd. from March 2022 to April 2025, where he led the establishment of the company’s autonomous taxi business in Suzhou, China. Prior to joining Nissan, Mr. Futakawa served as country manager in Japan at Henkel AG & Co. KGaA, a company listed on the Frankfurt Stock Exchange (stock code: HEN3) from July 2015 to May 2017. Before that, Mr. Futakawa spent approximately nine years at Toyota Motor Corporation, a company listed on the Tokyo Stock Exchange (stock code: 7203), from April 2004 to September 2013, where he was responsible for engine management system development and international project management. Mr. Futakawa received his bachelor’s degree in biochemistry and engineering from Tohoku University in Japan in March 1998, his master’s degree in chemical engineering from Tohoku University in Japan in March 2001, and his master’s degree in business administration from China Europe International Business School in April 2015.

16 WeRide Inc. / Annual Report 2025 DIRECTORS AND SENIOR MANAGEMENT Mr. Jean-François Salles, aged 58, has served as our Director since March 2025. Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he has held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992. Independent Non-executive Directors Ms. Huiping Yan, aged 59, has served as our Director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA). Mr. David Zhang (張彤), aged 62, has served as our Director since October 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang had been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, from which he retired in 2024. Prior to joining Kirkland & Ellis International LLP in 2011, Mr. Zhang was a partner of Latham & Watkins LLP for eight years. Mr. Zhang is an independent non-executive director of Fosun International Limited (HKEX: 00656), a global innovation-driven consumer group; a non-executive director of Noah Holdings Private Wealth and Asset Management Limited (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider; and an independent director of Morgan Stanley Securities (China) Co., Ltd. He is a member of the Board of Trustees of Tulane University. Mr. Zhang earned his juris doctor degree from Tulane University Law School in the United States in 1991.

WeRide Inc. / Annual Report 2025 17 DIRECTORS AND SENIOR MANAGEMENT Dr. Tony Fan-cheong Chan, aged 74, has served as our independent non-executive Director since November 2025. Dr. Chan served as the president of the King Abdullah University of Science and Technology (KAUST) from September 2018 to August 2024. Prior to that, he was the President of the Hong Kong University of Science and Technology from September 2009 to August 2018. He served as the assistant director of the Mathematical and Physical Sciences Directorate at the U.S. National Science Foundation from 2006 to 2009. Between 1978 and 1979, he pursued postdoctoral research at California Institute of Technology as a research fellow and was an associate professor in computer science at Yale University between 1979 and 1986. In 1986, he joined the University of California, Los Angeles as a professor of the Department of Mathematics. Dr. Chan has been serving as an independent non-executive director of Hanison Construction Holdings Limited (HKEX: 00896) and Hutchison Port Holdings Management Pte. Limited (SGX: NS8U) since April 2023. Dr. Chan has served on the editorial boards of many journals in mathematics and computing, including SIAM Review, SIAM Journal of Scientific Computing, and the Asian Journal of Mathematics, and is one of the three editors-in-chief of Numerische Mathematik. He is also an elected member of the U.S. National Academy of Engineering. He formerly served on the NSF Mathematical and Physical Sciences Advisory Committee and the U.S. National Committee on Mathematics. Dr. Chan received his master’s degree in aeronautics from the California Institute of Technology in the United States in June 1973, and his Ph.D. in computer science from Stanford University in the United States in June 1978. SENIOR MANAGEMENT Our senior management team comprises of Dr. Han and Dr. Li who are executive Directors, as well as Dr. Hua Zhong (鍾華), Ms. Jennifer Xuan Li (李璇) and Dr. Qingxiong Yang (楊慶雄). For details of Dr. Han and Dr. Li, please refer to “Directors – Executive Directors” above. Dr. Hua Zhong (鍾華), aged 49, has served as our senior vice president since our inception. Prior to joining our Company, Dr. Zhong was a principal engineer at Ucar Inc. Prior to that, Dr. Zhong worked at Google as well as Siemens. Dr. Zhong previously worked at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in computer science from Tsinghua University in 2000, and Ph.D. in computer science from Carnegie Mellon University in the United States in 2008. Ms. Jennifer Xuan Li (李璇), aged 37, joined our Company in 2020, and currently serves as our CFO and Head of International. Prior to joining our Company, Ms. Li served as the investment director of SenseTime Group Inc. (HKEX: 0020) from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the strategic Investment director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li previously worked at the investment banking division of Deutsche Bank and at UBS. Ms. Li received her double bachelor’s degrees in computer science and business management from Nanyang Technological University in Singapore. Ms. Li has been recognized by Fortune China as one of its 2025 Most Influential Businesswomen in the Future List.

18 WeRide Inc. / Annual Report 2025 DIRECTORS AND SENIOR MANAGEMENT Dr. Qingxiong Yang (楊慶雄), aged 44, has served as our vice president since 2021. Prior to joining our Company, Dr. Yang served as the chief executive officer of MoonX.AI from 2018 to 2021. Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016. Dr. Yang received his bachelor’s degree in electrical engineering and information science from the University of Science and Technology of China in 2004, and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010. JOINT COMPANY SECRETARIES Ms. Liang Wang (王亮) was appointed as a joint company secretary of our Company in February 2025. Ms. Wang joined our Company in 2022 and currently serves as the head of legal department. Prior to joining our Company, she worked as a lawyer and partner at Commerce & Finance Law Offices from 2017 to 2022, and as a lawyer at Zhong Lun Law Firm from 2013 to 2017. Ms. Wang received her bachelor’s and master’s degrees in law from China University of Political Science and Law. Ms. Anne Yu (余安妮) was appointed as a joint company secretary of our Company in February 2025. Ms. Yu is an assistant manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 20 years of experience in corporate secretarial and corporate governance field. Ms. Yu currently acts as the company secretary of several companies listed on the Main Board of the Stock Exchange. Ms. Yu received her bachelor’s degree from University of Huddersfield in the United Kingdom and a Master of Law degree from The University of Law in the United Kingdom. Ms. Yu is a Chartered Secretary, Chartered Governance Professional, and an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Yu also holds a Practitioner’s Endorsement from The Hong Kong Chartered Governance Institute. CHANGES TO DIRECTORS’ INFORMATION Mr. Kazuhiro Doi resigned as a non-executive Director with effect from March 31, 2026 due to retirement. Mr. Ichijo Futakawa was appointed as a non-executive Director with effect from April 21, 2026. Save as disclosed above, the Company is not aware of other change to the information of the Directors or chief executive which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the publication of the Prospectus and up to the Latest Practicable Date.

WeRide Inc. / Annual Report 2025 19 DIRECTORS’ REPORT The Board is pleased to present this Directors’ report together with the consolidated financial statements of the Group for the year ended December 31, 2025. DIRECTORS The Directors who held office during the Reporting Period and up to the date of this annual report are: Executive Directors Dr. Tony Xu Han (韓旭) (Chairman of the Board and CEO) Dr. Yan Li (李岩) Non-Executive Directors Mr. Kazuhiro Doi (resigned with effect from March 31, 2026) Mr. Ichijo Futakawa (appointed with effect from April 21, 2026) Mr. Jean-François Salles Independent non-executive Directors Ms. Huiping Yan Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan Biographical details of the Directors are set out in the section headed “Directors and Senior Management” of this annual report. GENERAL INFORMATION The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on March 13, 2017. The Company’s ADSs, each of which represents three Class A Ordinary Shares, were listed on Nasdaq under the symbol “WRD” on October 25, 2024. The Company’s Class A Ordinary Shares were listed on the Main Board of the Stock Exchange under the stock code “0800” and stock short name “WERIDE-W” on November 6, 2025. PRINCIPAL ACTIVITIES The Company is an investment holding company. The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; and (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services. The activities of the Company’s principal subsidiaries are set out in Note 32 to the consolidated financial statements contained in this annual report. BUSINESS REVIEW The discussions in the sections headed “Business Review and Outlook” and “Management Discussion and Analysis” of this annual report regarding, among others, a fair review of the Company’s business, a description of the principal risks and uncertainties facing the Company, and an indication of likely future development of the Company’s business as required by Schedule 5 to the Companies Ordinance, form part of this Directors’ report.

20 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT PRINCIPAL RISKS AND UNCERTAINTIES Our business involves certain risks as set out in the section headed “Risk factors” in the Prospectus and the Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission. Below is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. • We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties. • We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them. • We have a history of net losses and operating cash outflow. There is no assurance that we will become or subsequently remain profitable. • If we fail to obtain or raise sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected. • Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected. • Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed. • Our business model has been tested only to a limited extent, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business. • If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected. • Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects. • Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity. • Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.

WeRide Inc. / Annual Report 2025 21 DIRECTORS’ REPORT RELATIONSHIP WITH KEY STAKEHOLDERS The Group recognizes that various stakeholders including employees, customers, suppliers and others are key to the Group’s success. The Group strives to achieve corporate sustainability through engaging, collaborating, and cultivating strong relationships with them. An account of the Company’s key relationships with its employees, customers and suppliers and others that have a significant impact on the Company is set out in the environmental, social and governance report of the Company (the “ESG Report”). ENVIRONMENTAL POLICIES AND PERFORMANCE The Group is committed to fulfilling social responsibility, promoting employee benefits and development, and aims to create a positive social, environmental and economic impact. The Group collaborates closely with industry stakeholders and domestic and international organizations to support broader industry-wide CSR and ESG practices, to explore multi-dimensional use cases for its technology, to empower traditional industries with its capabilities and to promote the long-term sustainability of the society. Details of such have been set out in the ESG Report. COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS The Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period in all material respects. CONNECTED TRANSACTIONS During the year ended December 31, 2025, save as disclosed in this annual report, no related party transaction disclosed in Note 33 to the consolidated financial statements or any other transaction falls under the definition of “connected transaction” or “continuing connected transaction” in Chapter 14A of the Listing Rules for which disclosure is required. Partially-Exempt Continuing Connected Transactions under the Mapping and Data Services Procurement Framework Agreement On October 15, 2025, Guangzhou Wenyuan Zhixing Technology Co., Ltd. (廣州文遠知行科技有限公司), an indirect wholly owned subsidiary of the Company, entered into a mapping and data services procurement framework agreement (the “Mapping and Data Services Procurement Framework Agreement”) with Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司) (“Guangzhou Yuji”), pursuant to which the Group will procure from Guangzhou Yuji and its subsidiaries certain mapping and data services (the “Mapping and Data Services”), including but not limited to production and collection of high-definition maps, data collection and labelling services, and other data services, for the purpose of supporting the Group’s autonomous driving business. The term of the Mapping and Data Services Procurement Framework Agreement commenced from November 6, 2025 and will expire on December 31, 2027. Further details of the Mapping and Data Services Procurement Framework Agreement and the transactions contemplated thereunder are set out in the section headed “Connected Transaction” in the Prospectus. Guangzhou Yuji is owned by Guangzhou Xiaoyao Investment Partnership (Limited Partnership) (廣州逍遙投資合夥企 業(有限合夥)) (“Guangzhou Xiaoyao”) as to 99%. The general partner of Guangzhou Xiaoyao is Mr. Ming Han (韓 明). Mr. Ming Han is the brother of Dr. Han, and therefore a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. As a result, the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

22 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT Guangzhou Yuji possesses the necessary license and qualification under applicable PRC laws and regulations to provide a wide range of reliable Mapping and Data Services with a team of experienced technical professionals in the field. With its professional qualifications and technical expertise, Guangzhou Yuji is able to provide high-quality mapping and data services with accuracy, reliability and consistency that meet the Group’s requirements and quality standards. The Group has been procuring such services from Guangzhou Yuji and its subsidiaries to support its autonomous driving business in its ordinary and usual course of business and on normal commercial terms or better. Guangzhou Yuji has also been familiar with its business needs and technical requirements, which facilitates efficient service delivery and coordination. The price for the Mapping and Data Services will be determined by the Group and Guangzhou Yuji through arm’s length negotiation based on factors applicable to all providers, including but not limited to: (i) the actual time spent by Guangzhou Yuji’s and its subsidiaries’ personnel in providing the services, calculated based on hours; and (ii) the average labor costs in the relevant local markets where the services are rendered. The annual caps for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement were set at RMB65 million, RMB70 million, and RMB70 million for the three years ending December 31, 2027, respectively. Revision of annual cap In November 2025, taking into account (i) the actual transaction amounts incurred under the Mapping and Data Services Procurement Framework Agreement up to that time, and (ii) the expected increase in demand for Mapping and Data Services for the remainder of 2025, primarily attributable to the greater-than-expected scale of the Group’s autonomous driving business, the management of the Company anticipated that the existing annual cap for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 would be insufficient. Accordingly, on November 21, 2025, the Audit Committee considered and approved a revision of the annual cap for the year ended December 31, 2025 from RMB65 million to RMB69 million. The revised annual cap was subsequently reviewed and ratified by the Board in April 2026. For the avoidance of doubt, the aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement did not exceed the annual cap at the time the Audit Committee revised it. The aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 was RMB66.8 million. The management of the Company has been monitoring and has anticipated that the annual cap for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 would not be sufficient to meet the Group’s business needs for that year. The revision of the annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement will enable the Group to secure a stable and reliable supply of Mapping and Data Services necessary to support the Group’s ongoing business expansion.

WeRide Inc. / Annual Report 2025 23 DIRECTORS’ REPORT In light of the above, the Directors (including the independent non-executive Directors) are of the view that (i) the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement have been entered into in the ordinary and usual course of business of the Group, are on normal commercial terms or better, and are fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole; and (ii) the revised annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement is fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole. Save for the revision of annual cap as disclosed above, all other terms and conditions of the Mapping and Data Services Procurement Framework Agreement remain unchanged. Further details of the revision of annual caps of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement are set out in the Company’s announcement dated April 23, 2026. During the year ended December 31, 2025, the Company has followed the pricing policies and guidelines for the Mapping and Data Services Procurement Framework Agreement disclosed in the Prospectus. The Directors are of the view that the Company’s internal control procedures are adequate and effective to ensure that transactions are so conducted. The Company should have announced the revised annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 in November 2025 when the revision was considered and approved by the Audit Committee pursuant to Rule 14A.54 of the Listing Rules. However, due to the relevant staff’s unfamiliarity with the applicable requirements under the Listing Rules, the other Directors and senior management of the Company were not provided with timely information regarding the revision of the annual cap for the year ended December 31, 2025. Accordingly, the Company did not make the necessary disclosure and comply with the relevant requirements for continuing connected transactions under Chapter 14A of the Listing Rules at the material time. INTERNAL CONTROL AND REMEDIAL MEASURES The Directors consider that the above-mentioned failure to comply with the requirements under Rule 14A.54 of the Listing Rules in a timely manner was an isolated incident. In order to ensure that the Company complies with the relevant requirements under the Listing Rules in relation to the Mapping and Data Services Procurement Framework Agreement and to prevent recurrence of similar incidents in the future, the Company has adopted the following internal control and remedial measures: (i) regular training will be provided by the Company’s external legal advisors and compliance advisor to the Directors, senior management, and relevant staffs of the Group to enhance their understanding of the relevant requirements under the Listing Rules and internal control policies, in particular those relating to connected transactions; (ii) the Company has arranged the finance department to monitor the transaction amounts of continuing connected transactions on a regular basis. If the actual transaction amount by the end of the quarter exceeds the approved budget for the same period, an assessment will be conducted to determine whether the relevant annual cap is likely to be exceeded. In such circumstances, the business department will submit a revised budget application to the finance department, and the finance department will then apply for a revision of the relevant annual cap where necessary. At the same time, the legal department will be involved to determine, together with the Company’s external legal advisor and compliance advisor, the applicable compliance requirements for such revision of annual caps;

24 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT (iii) the Group will review each specific agreement or order to ensure that the relevant terms are consistent with the terms and conditions (including the pricing policies) of the Mapping and Data Services Procurement Framework Agreement; (iv) the independent non-executive Directors will continue to review the procurement arrangements for the Mapping and Data Services from Guangzhou Yuji and its subsidiaries to ensure that such transactions are conducted on normal commercial terms, are fair and reasonable, in the ordinary and usual course of business of the Group and in the interests of the Company and its shareholders as a whole; and (v) the Company’s auditor will conduct annual reviews of the pricing policies and annual caps of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement. The Board considers that, in light of the above internal control and remedial measures, the continuing connected transactions contemplated under the Mapping and Data Services Procurement Framework Agreement will be carried out in accordance with the agreed pricing policies and contractual terms, on normal commercial terms or better, and will not be prejudicial to the interests of the Group and the shareholders of the Company as a whole. The Company will continue to monitor the transaction amounts incurred under the Mapping and Data Services Procurement Framework Agreement, and will re-comply with the relevant requirements under the Listing Rules if it proposes to further revise the annual caps for the continuing connected transactions contemplated thereunder for the two years ending December 31, 2027. Confirmation from the independent non-executive Directors The independent non-executive Directors have reviewed the above-mentioned continuing connected transactions and confirmed that the transactions have been entered into: (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; and (iii) according to the agreement governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole. Confirmation from the auditor The Company’s auditor, KPMG, has provided a letter to the Board confirming that nothing has come to their attention that causes them to believe that the continuing connected transactions: (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the cap. WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Under this structure, the Company’s share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company’s general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote. The WVR structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

WeRide Inc. / Annual Report 2025 25 DIRECTORS’ REPORT Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions. Investors should make the decision to invest in the Company only after due and careful consideration. As of the Latest Practicable Date, the WVR Beneficiaries are Dr. Han and Dr. Li, holding the Class B Ordinary Shares through XHL (which is wholly owned by Dr. Han), THL (which is owned as to 51% by XHL and as to 49% by Trident Trust Company (South Dakota) Inc. (“Trident”), the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries), Humber Partners (which is wholly owned by Dr. Li), and Yanli (which is owned as to 51% by Humber Partners and as to 49% by Trident, the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries), controlled 27,129,666 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares. As of the Latest Practicable Date, Dr. Han and Dr. Li beneficially owned and controlled, through their intermediaries, an aggregate of 27,129,666 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares, representing (i) 7.98% of the total issued share capital of the Company, (ii) 9.95% of the economic interest in the Company taking into account their vested share options granted under the 2018 Share Plan, (iii) 38.93% of the voting rights in the Company (excluding treasury Shares and without taking into account the voting rights attached to the 21,553,039 Class A Ordinary Shares held by the Depositary as of the Latest Practicable Date which might be used to satisfy any future exercise or vesting of share options and share awards granted under the 2018 Share Plan and 2026 Share Plan) with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and each Class B Ordinary Share entitles the holder to exercise ten votes, and (iv) 8.33% of the voting rights in the Company (excluding treasury Shares and without taking into account the voting rights attached to the 21,553,039 Class A Ordinary Shares held by the Depositary as of the Latest Practicable Date which might be used to satisfy any future exercise or vesting of share options and share awards granted under the 2018 Share Plan and 2026 Share Plan) with respect to Shareholder resolutions relating to the Reserved Matters on the basis that each Share entitles the holder to exercise one vote. Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 54,814,423 Class A Ordinary Shares, representing approximately 5.34% of the total number of issued and outstanding Class A Ordinary Shares (excluding treasury Shares) (as enlarged by such Class A Ordinary Shares). The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur: (i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

26 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT (ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules; (iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or (iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares. MAJOR CUSTOMERS AND SUPPLIERS During the year ended December 31, 2025, our largest customer and five largest customers in aggregate accounted for 11.4% and 40.5% of our total revenue, respectively. During the year ended December 31, 2025, our largest supplier and five largest suppliers in aggregate accounted for 8.7% and 25.3% of our total purchases, respectively. During the year ended December 31, 2025, none of our Directors, their close associates or any of our Shareholders (who or which to the knowledge of the Directors owned more than 5% of the number of our issued Shares (excluding treasury Shares)) had any interest in any of our five largest customers or suppliers. PRE-EMPTIVE RIGHTS There is no provision regarding pre-emptive rights in the Articles of Association or the laws of the Cayman Islands, being the jurisdiction in which the Company is incorporated, which would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders. TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES The Company is not aware of any tax relief and exemption available to the Shareholder by reason of their holding of the Shares. SUBSIDIARIES Particulars of the Company’s principal subsidiaries are set out in Note 32 to the consolidated financial statements in this annual report. PROPERTY AND EQUIPMENT Details of movements in property and equipment of the Group during the year ended December 31, 2025 are set out in Note 11 to the consolidated financial statements in this annual report. None of the Company’s properties are held for development and/or sale or for investment purposes where any of the applicable percentage ratios as defined under Rule 14.04(9) of the Listing Rules exceed 5%. SHARE CAPITAL AND SHARES ISSUED Details of movements in the share capital of the Company during the year ended December 31, 2025 are set out in Note 28 to the consolidated financial statements in this annual report.

WeRide Inc. / Annual Report 2025 27 DIRECTORS’ REPORT SUFFICIENCY OF PUBLIC FLOAT Based on the information publicly available to the Company and within the knowledge of the Directors, the Company has maintained a sufficient public float during the Relevant Period, with at least 15% of the total number of issued Class A Ordinary Shares (excluding treasury Shares) held by the public, as required under the Listing Rules. DONATION During the year ended December 31, 2025, the Group did not make any charitable donations. DEBENTURES No debentures were issued by the Group during the year ended December 31, 2025. EQUITY-LINKED AGREEMENTS As disclosed in the Prospectus, Uber has committed to an equity investment of US$100 million, in addition to its existing investment, in the Company as part of the expanded cooperation. The Company called US$75 million of such commitment in November 2025. The remaining US$25 million investment commitment was released through Uber’s purchase of additional Shares/ADSs in the secondary market. Additionally, Grab has committed to a strategic equity investment in the Company as part of the parties’ strategic partnership. The investment was called and completed in November 2025. Save as disclosed above and in the section headed “Share Incentive Schemes” in this report, no equity-linked agreement was entered into by the Group, or existed during the year ended December 31, 2025. FINAL DIVIDEND The Board did not recommend the payment of a final dividend for the year ended December 31, 2025. PERMITTED INDEMNITY PROVISION Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director and officer of the Company shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities that they or any of them shall or may incur or sustain, other than by reason of the Directors’ or officers’ own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. Such permitted indemnity provision has been in force for the year ended December 31, 2025. The Company has taken out liability insurance to provide appropriate coverage for the Directors and officers.

28 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT RESERVES Details of the movements in the reserves of the Group during the year ended December 31, 2025 are set out in the consolidated statements of changes in equity in this annual report. As of December 31, 2025, the Company’s reserves, including share premium, available for distribution, calculated in accordance with the provisions of the Cayman Companies Act, amounted to approximately RMB14,962.5 million. FINANCIAL SUMMARY A summary of the results and of the assets, liabilities and equity of the Group for the last four financial years is set out in the section headed “Four-year Financial Summary” in this annual report. LOANS AND BORROWINGS The Group had RMB324.3 million of bank loans as of December 31, 2025 (2024: RMB80.1 million). DIRECTORS’ SERVICE CONTRACTS Each of the executive Directors entered into a service agreement with the Company on October 27, 2025. The term of appointment was for an initial term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), The executive Directors do not receive any director’s fees under the current arrangement. Each of Mr. Kazuhiro Doi and Mr. François Salles entered into a service agreement with the Company on October 27, 2025. The term of appointment was for an initial term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). Mr. Ichijo Futukawa entered into a service agreement with the Company on April 21, 2026. The term of appointment was for an initial term of three years or until the third annual general meeting of the Company after his appointment (whichever is earlier). The non-executive Directors do not receive any director’s fees under the current arrangement. Each of the independent non-executive Directors has entered into a service agreement with the Company on October 27, 2025. The term of appointment was for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier) (subject always to re-election and rotation as and when required under the Articles of Association). Each of our independent non-executive Directors shall receive an annual director’s fee of US$200,000 to US$250,000. There was no service contract entered into by the Company and any Director to be re-elected in the forthcoming annual general meeting which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

WeRide Inc. / Annual Report 2025 29 DIRECTORS’ REPORT DIRECTORS’ INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE Save as disclosed in the section headed “Directors’ Report – Connected Transactions” and Note 36 to the consolidated financial statements in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2025. EMOLUMENTS OF DIRECTORS, THE FIVE HIGHEST PAID INDIVIDUALS AND SENIOR MANAGEMENT Details of the remuneration of the Directors and those of the five highest paid individuals as well as senior management of the Group for the year ended December 31, 2025 are set out in Notes 36 and 37 to the consolidated financial statements in this annual report. The remuneration (including salaries, allowances and benefits in kind, discretionary bonuses, retirement scheme contributions and share-based compensation) of the senior management of the Company by band during the Reporting Period is shown in the following table: Band of remuneration (including share-based compensation) Number of individuals HK$1 - HK$500,000 1 HK$3,000,001 - HK$3,500,000 1 HK$3,500,001 - HK$4,000,000 1 HK$5,500,001 - HK$6,000,000 1 HK$12,000,001 - HK$12,500,000 1 HK$19,000,001 - HK$19,500,000 1 HK$38,500,001 - HK$39,000,000 1 HK$101,500,001 - HK$102,000,000 1 During the year ended December 31, 2025, none of the Directors waived his/her emoluments nor agreed to waive his/her emoluments, and no emoluments, retirement benefits, loans, quasi-loans, other dealings and consideration provided to or received by third parties for making available the services of a person as Director or in any other capacity which Director were paid by the Group to any of the Directors or five highest paid individuals as inducement to join or upon joining the Group, or as compensation for loss of office. There has not been any payments made or benefits provided in respect of the termination of the services of Directors, nor has there been any consideration provided to or receivable by any third party for making available the services of a person as a Director in the year ended December 31, 2025.

30 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT MANAGEMENT CONTRACTS No contract concerning the management and administration of the whole or any substantial part of any business of the Company was entered into or existed during the year ended December 31, 2025. AUDITOR The consolidated financial statements of the Group for the year ended December 31, 2025 have been audited by KPMG who will retire, and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. As of the date of this report, there was no change in the Company’s auditor in any of the preceding three years. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangement to enable any Director to acquire benefits by means of the acquisition of shares in, or debenture of, the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right. DIRECTORS’ INTERESTS IN COMPETING BUSINESS During the year ended December 31, 2025, none of the Directors had interests in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Listing Rules. PURCHASE OF SHARES For details of purchase of Shares during the Reporting Period, please refer to the section headed “Directors’ Report – Purchase, Sale or Redemption of the Company’s Listed Securities” in this annual report. The Directors are of the view that repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES In respect of the year ended December 31, 2025, the Company does not have any disclosure obligations under Rules 13.17 to 13.22 of the Listing Rules.

WeRide Inc. / Annual Report 2025 31

DIRECTORS' REPORT

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Position	Nature of Interest	Number and class of Shares[1]	Approximate percentage of interest in each class of Shares[2] (%)
Dr. Han	Chairman of the Board, executive Director and CEO	Beneficial interest[3]	27,595,520 Class A Ordinary Shares (L)	2.84
		Interest in controlled corporations[4]	41,249,590 Class B Ordinary Shares (L)	75.25
Dr. Li	Executive Director	Beneficial interest[5]	10,513,974 Class A Ordinary Shares (L)	1.08
		Interest in controlled corporations[6]	27,129,666 Class A Ordinary Shares (L)	2.79
			13,564,833 Class B Ordinary Shares (L)	24.75
Ms. Huiping Yan	Independent non-executive Director	Beneficial interest[7]	93,189 Class A Ordinary Shares (L)	0.01
Mr. David Zhang (張彤)	Independent non-executive Director	Beneficial interest[8]	81,967 Class A Ordinary Shares (L)	0.01

Notes:

(1) The letter "L" denotes the person's long position in the Shares.

(2) The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of December 31, 2025.

(3) Dr. Han is entitled to receive 27,595,520 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed "Directors' Report – Share Incentive Schemes" in this annual report.

32 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT (4) XHL is wholly owned by Dr. Han. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries. As such, Dr. Han is deemed to be interested in the 24,850,000 Class B Ordinary Shares held by XHL and the 16,399,590 Class B Ordinary Shares held by THL under the SFO. (5) Dr. Li is entitled to receive 10,513,974 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed “Directors’ Report – Share Incentive Schemes” in this annual report. (6) Humber Partners is wholly owned by Dr. Li. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries. As such, Dr. Li is deemed to be interested in the 11,129,666 Class A Ordinary Shares and the 13,564,823 Class B Ordinary Shares held by Humber Partners and the 16,000,000 Class A Ordinary Shares and the 10 Class B Ordinary Shares held by Yanli under the SFO. (7) Ms. Huiping Yan is entitled to receive 93,189 Class A Ordinary Shares pursuant to the share awards granted to her under the 2018 Share plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed “Directors’ Report – Share Incentive Schemes” in this annual report. (8) Mr. David Zhang (張彤) is entitled to receive 81,967 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed “Directors’ Report – Share Incentive Schemes” in this annual report. Save as disclosed above, as of December 31, 2025, so far as is known to any Director or chief executive of the Company, none of the Directors nor chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); (b) required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

WeRide Inc. / Annual Report 2025 33

DIRECTORS' REPORT

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of December 31, 2025, to the best knowledge of the Directors, the following persons (other than the Directors and chief executive of the Company), had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, or which would be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Shareholder	Nature of Interest	Number of Shares[1]	Approximate percentage of shareholding in each class of Shares[2] (%)
Class A Ordinary Shares			
Mr. Yuxiang Tang (湯玉祥) ("**Mr. Tang**")[3]	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Tongtai Hezhi Management Consulting Co., Ltd. (鄭州通泰合智管理諮詢有限公司) ("**Tongtai Hezhi**")[3]	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Tongtai Zhihe Enterprise Management Center (Limited Partnership) (鄭州通泰志合企業管理中心(有限合夥)) ("**Tongtai Zhihe**")[3]	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Yutong Group Co., Ltd. (鄭州宇通集團有限公司) ("**Zhengzhou Yutong**")[3]	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Xuxin Enterprise Management Consulting Co., Ltd. (鄭州旭新企業管理諮詢有限公司) ("**Zhengzhou Xuxin**")[3]	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership) (鄭州旭豐嘉遠智能網聯企業管理中心(有限合夥)) ("**Zhengzhou Xufeng**")[3]	Beneficial interest	25,868,845 (L)	2.66
	Interest in controlled corporation	39,790,747 (L)	4.09
Renault S.A. ("**Renault**")[4]	Interest in controlled corporation	63,680,080 (L)	6.55
Renault s.a.s.[4]	Interest in controlled corporation	63,680,080 (L)	6.55
Nissan Motor Co., Ltd. ("**Nissan**")[4]	Interest in controlled corporation	63,680,080 (L)	6.55
Alliance Ventures B.V. ("**Alliance Ventures**")[4]	Beneficial interest	63,680,080 (L)	6.55
Qiming Corporate GP V, Ltd. ("**Qiming Corporate GP V**")[5]	Interest in controlled corporation	49,269,870 (L)	5.07
Deutsche Bank Aktiengesellschaft ("**Deutsche Bank**")[6]	Depositary	718,418,157 (L)	73.87
		718,418,157 (S)	73.87
	Investment manager	154,827 (L)	0.02
Class B Ordinary Shares			
XHL[7]	Beneficial interest	24,850,000 (L)	45.33
	Interest in controlled corporation	16,399,590 (L)	29.92
THL[7]	Beneficial interest	16,399,590 (L)	29.92
Humber Partners[8]	Beneficial interest/ Interest in controlled corporation	13,564,833 (L)	24.75

34 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT Notes: (1) The letter “L” denotes the person’s long position in the Shares and “S” denotes the person’s short position in the Shares. (2) The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of December 31, 2025. (3) Zhengzhou Xufeng holds 92.4% partnership interest in Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) (北京旭豐致遠智能科技合夥企業(有限合夥)) (“Beijing Xufeng”), which beneficially holds 39,790,747 Class A Ordinary Shares. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin. Zhengzhou Xuxin is wholly owned by Zhengzhou Yutong. Zhengzhou Yutong is owned as to 85% by Tongtai Zhihe. The general partner of Tongtai Zhihe is Tongtai Hezhi. Tongtai Hezhi is owned as to 52% by Mr. Tang. As such, Zhengzhou Xufeng is deemed to be interested in the Class A Ordinary Shares held by Beijing Xufeng under the SFO, and each of Mr. Tang, Tongtai Hezhi, Tongtai Zhihe, Zhengzhou Yutong, and Zhengzhou Xuxin is deemed to be interested in the Class A Ordinary Shares held by Zhengzhou Xufeng and Beijing Xufeng under the SFO. (4) Alliance Ventures is owned as to 40% by Renault s.a.s. and as to 40% by Nissan (a company listed on Tokyo Stock Exchange (stock code: 7201)). Renault s.a.s. is wholly owned by Renault (a company listed on Euronext Paris Stock Exchange (ticker symbol: RNO)). As such, each of Renault, Renault s.a.s., and Nissan is deemed to be interested in the Class A Ordinary Shares held by Alliance Ventures under the SFO. (5) Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. hold 47,787,195 and 1,482,675 Class A Ordinary Shares, respectively. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P., whereas Qiming Corporate GP V is the general partner of Qiming GP V, L.P. and Qiming Managing Directors Fund V, L.P. As such, Qiming Corporate GP V is deemed to be interested in the Class A Ordinary Shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. under the SFO. (6) Deutsche Bank was interested in an aggregate of 718,572,984 Class A Ordinary Shares (long position) and 718,418,157 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank regarding the relevant event dated November 10, 2025, such Class A Ordinary Shares were held by Deutsche Bank via its subsidiary acting in its capacity as a depositary of the ADRs. Among them, 154,827 Class A Ordinary Shares (long position) were held through listed derivatives – cash settled. (7) XHL is wholly owned by Dr. Han. As such, Dr. Han is deemed to be interested in the Class B Ordinary Shares held by XHL under the SFO. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries. As such, each of Dr. Han, XHL, and Trident is deemed to be interested in the Class B Ordinary Shares held by THL under the SFO. (8) Yanli is owned as to 51% by Humber Partners. As such, Humber Partners is deemed to be interested in the ten Class B Ordinary Shares held by Yanli under the SFO. Save as disclosed above, to the best knowledge of the Directors, as of December 31, 2025, no person (other than the Directors and chief executive of the Company) had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, or which would be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

WeRide Inc. / Annual Report 2025 35

DIRECTORS' REPORT

LOCK-UP PERIODS

The table below sets out the list of persons who are, together with their respective close associates, subject to lock-up requirements pursuant to Rule 18C.14 of the Listing Rules:

Person	Capacity	Aggregate number of Shares held at the date of this annual report	Percentage of Shares subject to lock-up requirement[(1)] (%)	Lock-up Period for a Commercial Company
Dr. Han	Founder, chairman of the Board, executive Director, CEO, and WVR Beneficiary	41,249,590 Class B Ordinary Shares[(2)]	4.0	The period commencing on the date of the Prospectus and ending on the date which is 12 months from the Listing Date[(5)]
Dr. Li	Co-founder, executive Director, CTO, and WVR Beneficiary	27,129,666 Class A Ordinary Shares[(3)]	2.6	
		13,564,833 Class B Ordinary Shares[(4)]	1.3	
Dr. Hua Zhong (鍾華)	Senior vice president	16,573,442 Class A Ordinary Shares	1.6	

Notes:

(1) The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of the Latest Practicable Date.

(2) Represents the 24,850,000 Class B Ordinary Shares held by XHL and the 16,399,590 Class B Ordinary Shares held by THL. XHL is wholly owned by Dr. Han. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries.

(3) Represents the 11,129,666 Class A Ordinary Shares held by Humber Partners and the 16,000,000 Class A Ordinary Shares held by Yanli. Humber Partners is wholly owned by Dr. Li. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries.

(4) Represents the 13,564,823 Class B Ordinary Shares held by Humber Partners and the 10 Class B Ordinary Shares held by Yanli.

(5) Dr. Han has voluntarily committed to a three-year lock-up, effective as of October 28, 2025, covering all Shares of the share capital of the Company or securities convertible into, exchangeable, or exercisable for any Share of the share capital of the Company, directly or indirectly owned or controlled by him. During this lock-up period, Dr. Han will not sell, transfer, pledge, or otherwise dispose of any of such securities, subject to customary exceptions.

(6) Dr. Han and Dr. Li are entitled to receive 27,595,520 Class A Ordinary Shares and 10,513,974 Class A Ordinary Shares, respectively, pursuant to the share options granted to them under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. The Class A Ordinary Shares to be allotted and issued upon exercise of the share options by Dr. Han and Dr. Li during the period commencing on the date of the Prospectus and ending on the date which is 12 months from the Listing Date will also be subject to lock-up during such period.

36 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT SHARE INCENTIVE SCHEMES 2018 Share Plan The Company adopted the 2018 Share Plan on June 12, 2018, which was amended and restated on July 26, 2024. The principal terms of the 2018 Share Plan, as amended and currently in force, are as described below. Purpose The purpose of the 2018 Share Plan is to attract, incentivize and retain employees, directors and consultants of our Company and to promote the success of our business. Type of Awards The 2018 Share Plan provides for the direct award or sale of Shares, the grant of share options to purchase Shares and the grant of restricted share units to acquire Shares. Share options granted under the plan may be incentive stock options (“ISOs”) intended to qualify under Section 422 of the Internal Revenue Code of 1986 or non-qualified stock options (“NSOs”) which are not intended to so qualify. Plan Limit Not more than 311,125,716 Shares may be issued under the 2018 Share Plan initially (to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions), representing approximately 30.29% of the total issued Shares (excluding treasury Shares) of the Company as of the date of this annual report. There is no service provider sub-limit under the 2018 Share Plan. The terms of the 2018 Share Plan do not comply with the requirements of Chapter 17 of the Listing Rules, and therefore no further grants may be made under the 2018 Share Plan following the Company’s Listing on the Stock Exchange. Plan Administration Our Board or one or more committees appointed by our Board will administer the 2018 Share Plan. The committee or our Board, as applicable, shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2018 Share Plan. Award Agreement Each award of Shares, each sale of Shares, each grant of a share option and each grant of restricted share units under the 2018 Share Plan shall be evidenced by a share grant agreement, a share purchase agreement, a share option agreement and restricted share unit agreement, respectively. Such award, sale and share option shall be subject to all applicable terms and conditions of the 2018 Share Plan and which our Board deems appropriate for inclusion in a share grant agreement or share purchase agreement. Eligibility Our employees, directors and consultants of the Group are eligible for the grant of awards under the 2018 Share Plan, while only employees shall be eligible for the grant of ISOs. Vesting Schedule In general, the plan administrator determines the vesting schedule, which is specified in the relevant share option agreement. Exercise of Awards The plan administrator determines the exercise or purchase price, as applicable, for Shares to be offered or options or restricted share units to be granted, which is specified in the relevant award agreement.

WeRide Inc. / Annual Report 2025 37 DIRECTORS’ REPORT Transfer Restrictions Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by a beneficiary designation, by will or the laws of descent and distribution. Termination and Amendment Unless terminated earlier, the 2018 Share Plan has a term of ten years after the later of (i) the date when our Board adopted the 2018 Share Plan or (ii) the date when our Board and Shareholders approved the most recent increase in the number of Shares reserved. Accordingly, the remaining life of the 2018 Share Plan is approximately 2.1 years. Our Board has the authority to amend, suspend, or terminate the 2018 Share Plan at any time and for any reason. Any amendment to the 2018 Share Plan, however, is subject to the Shareholder approval only to the extent required to comply with applicable laws, regulations and rules. Maximum Entitlement of Each Participant There is no maximum limit on the entitlement of each participant under the 2018 Share Plan. Exercise Period No share option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period as specified in the relevant share option agreement. The plan administrator may determine the exercise period of each option at its discretion, subject to the foregoing maximum term. In the case of ISOs granted to participants who own more than 10% of the total combined voting power of all classes of outstanding Shares of the Company, the option term shall not exceed five (5) years from the date of grant. Consideration for Acceptance of Share Options or Share Awards No cash consideration is required of a participant upon the grant of any option or award under the 2018 Share Plan. Upon exercise of an option, the participant shall pay the applicable exercise price as set out in the relevant share option agreement in cash or cash equivalents, or by such other permitted payment method as the Board may allow. No exercise price or purchase price is payable by a participant upon the vesting or settlement of restricted share units granted under the 2018 Share Plan. Basis of Determining the Exercise Price of Share Options and Purchase Price of Share Awards The exercise price for each Class A Ordinary Share to be subscribed upon exercise of an option shall be determined by the plan administrator and as set forth in the relevant share option agreement. In the case of ISOs intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, the exercise price shall be not less than 100% of the fair market value of a Class A Ordinary Share on the date of grant. In the case of NSOs, the exercise price shall generally be not less than 100% of the fair market value of a Class A Ordinary Share on the date of grant, except for NSOs granted to persons who are not U.S. taxpayers on the date of grant or NSOs intended to comply with or be exempt from Section 409A of the United States Internal Revenue Code of 1986. No purchase price is payable upon the vesting of restricted share units granted under the 2018 Share Plan.

38 WeRide Inc. / Annual Report 2025

DIRECTORS' REPORT

Outstanding Share Options and Share Awards Granted

The Company has not granted further share options under the 2018 Share Plan after the Listing Date. Details of the movements of share options granted under the 2018 Share Plan during the Reporting Period are as follows:

Category or name of grantee	Date of grant	Exercise price per Class A Ordinary Share underlying the share options (US$)	Vesting period[1]	Number of Class A Ordinary Shares underlying the relevant share options					
				Outstanding as of January 1, 2025	Granted during the Reporting Period[2]	Exercised during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Outstanding as of December 31, 2025
Directors									
Dr. Han	October 29, 2022	1.24	Vested upon the listing on Nasdaq or the Stock Exchange	22,662,519	–	–	–	–	22,662,519
	July 26, 2024	3.89		4,932,999	–	–	–	–	4,932,999
Dr. Li	October 29, 2022	1.24		7,554,171	–	–	–	–	7,554,171
	July 26, 2024	3.89		2,959,800	–	–	–	–	2,959,800
Mr. David Zhang (張彤)	March 12, 2025	1.22	One year from date of grant	81,967	–	–	–	–	81,967
Participant with options and awards granted and to be granted in excess of the 1% individual limit									
Ms. Jennifer Xuan Li	February 5, 2021	0.46	Vested upon the listing on Nasdaq or four years from date of grant	4,526,169	–	–	–	–	4,526,169
	October 25, 2021	0.55		150,000	–	–	–	–	150,000
	May 24, 2022	1.03		2,709,999	–	–	–	–	2,709,999
	October 29, 2022	1.24		3,777,087	–	–	–	–	3,777,087
	July 26, 2024	1.22		986,598	–	–	–	–	986,598
Service provider with options granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury Shares)									
Mr. Ming Zeng	October 29, 2022	1.24	Four years from date of grant	1,500,000	–	–	–	–	1,500,000

WeRide Inc. / Annual Report 2025 39

DIRECTORS' REPORT

Category or name of grantee	Date of grant	Exercise price per Class A Ordinary Share underlying the share options (US$)	Vesting period[1]	Number of Class A Ordinary Shares underlying the relevant share options: Outstanding as of January 1, 2025	Granted during the Reporting Period[2]	Exercised during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Outstanding as of December 31, 2025
Subtotal				**51,841,320**	**–**	**–**	**–**	**–**	**51,841,320**
Other employees of our Group in aggregate									
543 other Grantees	May 30, 2019	0.46 to 3.89	Vested upon grant, or upon the listing on Nasdaq or four years from date of grant	632,001	–	540,327	–	–	91,668
	November 14, 2019			996,004	–	348,843	22,291	–	624,837
	February 11, 2020			2,290,334	–	889,224	280,009	–	1,120,953
	May 22, 2020			4,082,419	–	2,104,968	160,826	–	1,816,569
	September 23, 2020			1,615,295	–	476,067	9,988	–	1,129,155
	February 5, 2021			997,862	–	654,000	60,244	–	283,593
	October 25, 2021			19,240,769	–	6,179,634	843,717	11,053	12,206,169
	January 6, 2022			3,397,939	–	672,516	–	10,082	2,715,237
	May 24, 2022			5,176,987	–	1,864,470	7,942	148,639	3,155,766
	October 29, 2022			11,366,274	–	1,593,507	28,792	440,134	9,245,370
	December 6, 2023			8,669,060	–	1,298,910	130,306	1,145,182	6,152,535
	June 28, 2024			4,800,071	–	251,346	5,819	658,592	3,884,052
	July 26, 2024			986,598	–	–	–	–	986,598
Total				**116,092,937**	**–**	**16,873,812**	**1,549,914**	**2,413,587**	**95,253,826**

40 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT Notes: (1) The vesting period applicable to each tranche of share options is as set out in the movement table above. No share option has a term exceeding ten (10) years from the relevant date of grant. In the case of ISOs granted to participants holding more than 10% of the total combined voting power of all classes of outstanding Shares of the Company, the share option term shall not exceed five (5) years from the relevant date of grant. (2) No performance targets are attached to the share options granted under the 2018 Share Plan during the year ended December 31, 2025. (3) The Class A Ordinary Share figures shown in the above table have been converted from ADS figures on the basis that each ADS represents three Class A Ordinary Shares. Each movement figure, including the number of Class A Ordinary Shares underlying the share options granted, exercised, canceled and lapsed, has been derived by dividing the relevant ADS figure by three. Where the relevant ADS figure is not exactly divisible by three, the resulting number has been rounded down to the nearest whole Class A Ordinary Share. (4) The closing price of the Class A Ordinary Shares on the business day immediately before each date of grant during the year ended December 31, 2025 has been derived by dividing the closing price of the ADS on Nasdaq by three. The closing price per Class A Ordinary Share on March 11 2025, being the business day immediately before the grant date of March 12, 2025, was US$5.44. (5) The fair value of the share options granted on March 12, 2025 was US$4.37, as determined using binominal options pricing model. For the accounting standard and policy adopted in respect of the above fair value calculations, please refer to Note 29 to the consolidated financial statements in this annual report. (6) The weighted average closing price of the Class A Ordinary Shares on the business day immediately before the dates on which share options were exercised during the year ended December 31, 2025 was US$3.10.

WeRide Inc. / Annual Report 2025 41

DIRECTORS' REPORT

The Company has not granted further share awards under the 2018 Share Plan after the Listing Date. Details of the movements of awards granted under the 2018 Share Plan during the Reporting Period are as follows:

			Number of Class A Ordinary Shares underlying the relevant share awards					
Category or name of grantee	Date of grant	Vesting period	Unvested as of January 1, 2025	Granted during the Reporting Period[1]	Vested during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested as of December 31, 2025
Director								
Ms. Huiping Yan	March 12, 2025	One year from date of grant	–	93,189	93,189	–	–	–
Participant with options and awards granted and to be granted in excess of the 1% individual limit								
Ms. Jennifer Xuan Li	July 26, 2024	Vested upon the listing on Nasdaq	13,500,000	–	13,500,000	–	–	–
Other employees of our Group in aggregate								
505 other Awardees	November 14, 2024	Four or five years from date of grant	6,781,568	–	1,441,080	–	–	5,340,486
	January 18, 2025		–	5,796,798	753,432	–	1,326,438	3,716,928
	April 16, 2025		–	5,894,259	502,362	–	645,141	4,746,756
	May 29, 2025		–	59,538	59,538	–	–	–
	August 5, 2025		–	3,650,277	3,471	–	42,600	3,604,206
	October 25, 2025		–	5,189,652	2,727	–	31,500	5,155,425
Total			20,281,568	20,683,713	16,355,799	–	2,045,679	22,563,801

42 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT Notes: (1) No performance targets are attached to the share awards granted under the 2018 Share Plan during the year ended December 31, 2025. (2) The Class A Ordinary Share figures shown in the above table have been converted from ADS figures on the basis that each ADS represents three Class A Ordinary Shares. Each movement figure, including the number of Class A Ordinary Shares underlying the share awards granted, vested, canceled, and lapsed, has been derived by dividing the relevant ADS figure by three. Where the relevant ADS figure is not exactly divisible by three, the resulting number has been rounded down to the nearest whole Class A Ordinary Share. (3) The closing price of the Class A Ordinary Shares on the business day immediately before each date of grant during the year ended December 31, 2025 has been derived by dividing the closing price of the ADS on Nasdaq by three. The respective closing price per Class A Ordinary Share on January 17, March 11, April 15, May 28, August 4, and October 24, 2025, being the business days immediately before the grant dates of January 18, March 12, April 16, May 29, August 5, and October 25, 2025, was US$4.42, US$5.44, US$3.15, US$3.52, US$2.9, and US$3.55, respectively. (4) The fair value of the share awards granted on January 18, March 12, April 16, May 29, August 5, and October 25, 2025 was US$4.42, US$5.53, US$2.88, US$3.39, US$2.89, and US$3.55, respectively, as determined using the closing market price of the Class A Ordinary Shares at the respective dates of grant. For the accounting standard and policy adopted in respect of the above fair value calculations, please refer to Note 29 to the consolidated financial statements in this annual report. (5) The weighted average closing price of the Class A Ordinary Shares on the business day immediately before the dates on which share awards were vested during the year ended December 31, 2025 was US$2.79. The number of share options and share awards available for grant under the 2018 Share Plan as of January 1, 2025 was 26,265,815. No further share options or share awards might be granted under the 2018 Share Plan as of December 31, 2025. Pursuant to Rule 17.07(3) of the Listing Rules, the number of Class A Ordinary Shares that may be issued in respect of share options and share awards granted under all schemes of the Company during the Reporting Period divided by the weighted average number of Shares (excluding treasury Shares) for the Reporting Period is 12.79%. 2026 Share Plan The Company adopted the 2026 Share Plan on March 13, 2026. The principal terms of the 2026 Share Plan are as described below. Purpose The purpose of the 2026 Share Plan is to attract, incentivize and retain employees, Directors and consultants through the grant of awards (the “Awards,” and each an “Award”). The 2026 Share Plan provides for the grant of options (“Options”) to purchase Class A Ordinary Shares and the grant of restricted share units (“Restricted Share Units”) to acquire Class A Ordinary Shares. The underlying Class A Ordinary Shares offered under the 2026 Share Plan may be funded by new Class A Ordinary Shares or treasury Shares.

WeRide Inc. / Annual Report 2025 43 DIRECTORS’ REPORT Eligibility Employees, Directors and consultants shall be eligible for the grant of Awards under the 2026 Share Plan. The eligibility of consultants shall be determined by the Administrator, in its sole discretion, taking into account their potential and/or actual contribution to the success and growth of the Group, the specific skills or technical knowledge possessed by the consultants and the importance to the Group to retain their services. In particular, the Administrator may, through the grant of Awards, provide incentive to and reward consultants based on (i) their participation and involvement in promoting the business of the Group; (ii) their provision of quality services as well as timely market intelligence to the Group; and (iii) whether they will contribute to the short, medium or long-term business development of the Group. Administration The Compensation Committee or a sub-committee or delegate to whom the Compensation Committee has delegated its power (the “Administrator”) will administer the 2026 Share Plan. Subject to the provisions of the 2026 Share Plan and applicable laws and regulations (including the Listing Rules), the Administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2026 Share Plan. The Administrator’s interpretation of the 2026 Share Plan, any Awards granted pursuant to the 2026 Share Plan and any award agreement, and all decisions, determinations and interpretations of the Administrator shall be final, binding and conclusive for all purposes and upon all holders of outstanding Awards (the “Participants,” and each a “Participant”) and all persons deriving their rights from a Participant. Plan Limit and Consultant Sub-limit The maximum number of Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan shall not exceed 10% of the total issued and outstanding Shares (excluding treasury Shares) of the Company as of the date of Shareholders’ approval of the 2026 Share Plan, being 102,732,246 Class A Ordinary Shares (the “Plan Limit”). Out of the Plan Limit, the maximum number of Class A Ordinary Shares that may be issued or transferred to consultants shall not exceed 1% of the total issued and outstanding Shares (excluding treasury Shares) of the Company as of the date of Shareholders’ approval of the 2026 Share Plan, being 10,273,224 Class A Ordinary Shares (the “Consultant Sub-limit”). Both the Plan Limit and the Consultant Sub-limit are subject to equitable adjustment in the event of any share subdivision, consolidation, reclassification or similar corporate transaction, such that the percentage of issued Shares represented by each limit shall be the same before and after such transaction. The Company may refresh or grant Awards beyond the Plan Limit and the Consultant Sub-limit as permitted and subject to the requirements under the applicable laws (including the Listing Rules). Any refreshment of the Plan Limit and/or the Consultant Sub-limit shall require the approval of the Shareholders.

44 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT In the event that an outstanding Option or Restricted Share Unit for any reason expires or lapses, the underlying Class A Ordinary Shares allocable to the unexercised or unsettled portion of such Option or Restricted Share Unit shall remain available for issuance or transfer under the 2026 Share Plan. For the avoidance of doubt, Options or Restricted Share Units that are lapsed in accordance with the terms of the 2026 Share Plan will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit, but Options or Restricted Share Units that are cancelled will be regarded as utilized for such calculations. Notwithstanding anything to the contrary contained in the 2026 Share Plan, in no event shall any of the following Class A Ordinary Shares again become available for other Awards under the 2026 Share Plan: (i) Class A Ordinary Shares tendered or withheld on the exercise of Options or other Awards for the payment of the exercise price thereof, as applicable; (ii) Class A Ordinary Shares tendered by a Participant or withheld by the Company to satisfy withholding taxes in connection with the exercise of Options or in settlement of any other Award; and (iii) Class A Ordinary Shares purchased on the open market with cash proceeds from the exercise of Options. Grant of Award Where any grant of Awards to a Participant would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted to such Participant (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the total number of Shares in issue (excluding treasury Shares), such grant must be separately approved by Shareholders in general meeting, with such Participant and his or her close associates (or associates if the Participant is a connected person) abstaining from voting. The grant of Awards to a Director, chief executive or substantial Shareholder of the Company, or any of their respective associates, must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). The Corporate Governance Committee must make a recommendation on any grant of Awards to a Director who is a WVR Beneficiary. Where any grant of Awards (excluding grant of Options) to a Director (other than an independent non-executive Director) or chief executive of the Company, or any of their associates would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting. Where any grant of Awards to an independent non-executive Director or a substantial Shareholder of the Company, or any of their respective associates, would result in the Class A Ordinary Shares issued and to be issued in respect of all awards granted (excluding any Awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

WeRide Inc. / Annual Report 2025 45 DIRECTORS’ REPORT The Company may not grant any Awards: (a) after any inside information has come to its knowledge until (and including) the trading day after it has announced the information; (b) during the period commencing 30 days immediately before the earlier of: (1) the date of the board meeting (as such date is first notified to the Stock Exchange under the Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (2) the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement; and (c) during any period of delay in the Company publishing a results announcement. No cash consideration shall be required of the Participant in connection with the grant of Awards. Term of Option The option agreement shall specify the term of Option determined by the Administrator, which shall not exceed 10 years from the date of grant. Vesting The Administrator shall determine the vesting of Awards at its sole discretion, provided that no Awards granted under the 2026 Share Plan shall vest earlier than the first anniversary of the date of grant. Nevertheless, the Administrator may, at its discretion, determine a shorter period during which Awards may vest upon the grant of the Awards with respect to the following Awards granted to employees: (a) substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; or (b) any additional Awards the Administrator may grant in respect of (i) sign-on or make-whole grants to new employees; (ii) grants of Awards with performance-based vesting conditions; (iii) grants of Awards that are made in batches for administrative or compliance reasons; (iv) grants of Awards that vest evenly over a period of 12 months or more; (v) grants of Awards with a total vesting and holding period of more than 12 months; and (vi) Awards subject to a minimum holding period of 12 months which are delivered to an employee under his or her compensation arrangements (including the relevant award agreement) with the Group. Performance Targets Each grant of Award under the 2026 Share Plan shall be evidenced by an award agreement between the Participant and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Group that needs to be achieved before the Award can be vested. Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; growth rate; return on equity; return on investment; sales; revenue; stock price; total shareholder return; business unit development; or such other goals as the Administrator may determine from time to time.

46 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT In assessing whether the performance targets attached to an Award have been satisfied, the Administrator will consider both quantitative and qualitative factors relevant to the nature of the Participant’s role and the Group’s business objectives for the applicable period. Quantitative assessment will generally involve comparing actual performance against the preset key performance indicators (such as revenue growth, operating efficiency metrics, R&D progress milestones, or financial ratios) approved at the time of grant. Qualitative assessment may include evaluating the Participant’s contribution to strategic initiatives, project execution, team leadership, compliance, and other role-specific deliverables. The Administrator will determine whether the performance targets have been met, and the extent to which they have been met, based on a holistic review of the above factors, supported by the Group’s internal management reports, financial records, project status updates and other relevant documentation. The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to Awards (if any) granted to independent non-executive Directors under the 2026 Share Plan. Exercise Price of Options Each option agreement shall specify the exercise price for which one ADS may be purchased upon exercise of an Option, which shall be determined by the Administrator, provided that: (i) the exercise price must be at least the Fair Market Value (as defined below) of the ADS on the date of grant, which must be a Nasdaq trading day; (ii) in no event shall the exercise price be less than the par value of the Class A Ordinary Shares; and (iii) the determination of the Exercise Price shall be subject to compliance with applicable laws and the requirements of any exchange on which the Class A Ordinary Shares or ADSs are listed or traded (including the Listing Rules). The exercise price of an ISO must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for an ISO granted pursuant to an assumption of, or substitution for, another ISO in a manner that complies with Section 424(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The exercise price of a NSO must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for a NSO granted to a person who is not a U.S. taxpayer on the date of grant, a NSO that is intended either to be exempt from Code Section 409A as a “short-term deferral” or to comply with the requirements of Code Section 409A, or a NSO granted pursuant to an assumption of, or substitution for, another share option in a manner that complies with Code Section 409A. “Fair Market Value” means the fair market value of a Class A Ordinary Share determined as any of the following: (a) if the Class A Ordinary Shares are listed on the Stock Exchange, the Fair Market Value shall be the higher of (i) the closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheet on the date of determination, which must be a Stock Exchange trading day; and (ii) the average closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of determination;

WeRide Inc. / Annual Report 2025 47 DIRECTORS’ REPORT (b) if depositary receipts representing the Class A Ordinary Shares are listed on Nasdaq, then the Fair Market Value shall be the higher of (i) the closing sales price for such depositary receipts as quoted on the Nasdaq on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, which must be a Nasdaq trading day; and (ii) the average closing sales price for such depositary receipts as quoted on the Nasdaq for five trading days immediately preceding the date of determination, and in each case divided by the number of Class A Ordinary Shares that are represented by such depositary receipts; (c) subject to the prior consent or waiver or agreement of the relevant regulatory authorities, if the Class A Ordinary Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems other than the Nasdaq or the Stock Exchange, then the Fair Market Value shall be the higher of (i) the closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on such exchange or system on which the Class A Ordinary Shares are listed or traded on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (ii) the average closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded for five trading days immediately preceding the date of determination; or (d) in the absence of an established market for the Class A Ordinary Shares, the Fair Market Value shall be determined in good faith by the Administrator. Rights of Participants Until the Participant is registered as a holder of Class A Ordinary Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a Shareholder shall exist with respect to the Class A Ordinary Shares, notwithstanding the vesting of the Award. Lapse of Awards A Participant’s Options shall automatically lapse in case of termination of service for any reason or death. If a Participant’s service terminates for any reason other than the Participant’s death, then the Participant’s Options shall automatically lapse on the earliest of the following dates: (i) the expiration date determined pursuant to the term of the Option; (ii) the date three months after the termination of the Participant’s service for any reason other than disability, or such earlier or later date as the Administrator may determine (but in no event earlier than 30 days after the termination of the Participant’s service); or (iii) the date six months after the termination of the Participant’s service by reason of disability, or such later date as the Administrator may determine. If a Participant dies while the Participant is in service, then the Participant’s Options shall automatically lapse on the earlier of the following dates: (i) the expiration date determined pursuant to term of the Option; or (ii) the date 12 months after the Participant’s death, or such earlier or later date as the Administrator may determine (but in no event earlier than six months after the Participant’s death).

48 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT If a Participant’s service terminates for any reason, all Restricted Share Units that are unvested at such time shall automatically lapse for no consideration effective as of the earlier of: (i) the date on which the Participant gives or is provided with written notice of such termination; or (ii) if the Participant is an employee, the date on which the Participant is no longer actively employed by and physically present on the premises of the Group, regardless of any notice period or period of pay in lieu of such notice required under any applicable laws. Cancellation of Awards The 2026 Share Plan does not prescribe specific circumstances under which Awards granted thereunder may be cancelled by the Administrator. For the avoidance of doubt, if the Administrator cancels an Award granted to a Participant for any reason, such Awards cancelled will be regarded as utilized for the purpose of calculating the Plan Limit (and, if applicable, the Consultant Sub-limit). Any new Awards granted to the same Participant may only be made if there are remaining Shares available for grant under the Plan Limit (and, if applicable, the Consultant Sub-limit). Adjustment of Class A Ordinary Shares In the event of any alteration in the capital structure of the Company such as capitalization issue, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Administrator shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to: (i) the number or nominal amount of Class A Ordinary Shares subject to the Awards so far as unexercised; or (ii) the exercise price, or any combination thereof. Such adjustments will be made in accordance with the requirements of the guidance materials published by the Stock Exchange. Any such adjustments (other than any made on a capitalization issue) shall be subject to a written confirmation from an independent financial advisor or the Company’s auditors, to have given the Participants the same proportion (or rights in respect of the same proportion) of the equity capital as that to which that person was previously entitled, provided that no such adjustments shall be made to the extent that a Share would be issued at less than its nominal value. In the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s shares or assets, all Class A Ordinary Shares acquired under the 2026 Share Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator in its capacity as administrator of the 2026 Share Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or all portions of an Award) in an identical manner. To the extent not previously exercised or settled, Options and Restricted Share Units shall terminate immediately prior to the liquidation or dissolution of the Company. Except as provided in the 2026 Share Plan, a Participant shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Class A Ordinary Shares subject to an Award.

WeRide Inc. / Annual Report 2025 49 DIRECTORS’ REPORT Transferability An Option or a Restricted Share Unit shall be personal to the Participant and shall not be transferable or assignable by the Participant, unless a waiver by applicable authorities (including the Stock Exchange) has been granted and the approval by the Administrator has been obtained. The Stock Exchange may consider granting such a waiver to allow a transfer of Options or Restricted Share Unites to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the 2026 Share Scheme and comply with other requirements of the Listing Rules. Clawback Mechanism Subject to applicable laws and the requirements of any exchange on which the Class A Ordinary Shares are listed or traded (including the Listing Rules), (i) all of a Participant’s Options or Restricted Share Units, whether vested or unvested, and all other Awards granted to such Participant shall become ab initio void and the exercise of any such Options or Restricted Share Units shall therefore be automatically rescinded and void, and (ii) considering that all of such Participant’s Awards, whether vested or unvested, are ab initio void, such Participant shall forthwith return to the Company (A) all ADSs received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that were received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such Participant realized in connection with the sale, transfer or other disposition of the ADSs or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such Participant of all such ADSs, cash or other property, and/or proceeds, gains and/or economic benefits, upon the occurrence of any applicable event as may be specified in the applicable award agreements, including but not limited to termination for Cause, or commission of any act that constitutes Cause. “Cause” refers to serious misconduct or breach by a Participant as determined by the Group in good faith, including acts such as dishonesty, theft, fraud, criminal conviction, violation of laws or exchange rules, breach of fiduciary duty or material violation of written Company policies, material breach of agreements, failure to perform material duties after written notice and a reasonable opportunity to cure (if curable), unfair competition, defamatory or harmful statements, inducing contract breaches, or any act materially adverse to the Group’s reputation or interests. For the avoidance of doubt, any Awards clawed back will be regarded as lapsed and the Awards so lapsed will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit. Term of the 2026 Share Plan The 2026 Share Plan shall be adopted and become effective since March 13, 2026. The 2026 Share Plan shall terminate automatically 10 years after the date of its adoption by the Shareholders, unless terminated earlier as determined by the Board. Accordingly, the remaining life of the 2026 Share Plan is approximately 9.9 years. Amendment and Termination The Board may amend, suspend or terminate the 2026 Share Plan at any time and for any reason, provided that an amendment to (i) the terms and conditions of the 2026 Share Plan which are of a material nature; (ii) the advantage of the Participants or prospective Participants relating to the matters set out in Rule 17.03 of the Listing Rules; or (iii) the authority of the Board to alter the terms of the 2026 Share Plan must be subject to the approval of the Shareholders in general meeting. For the avoidance of doubt, for so long as the Company remains primary listed on the Stock Exchange, such amended terms of the 2026 Share Plan shall still comply with the relevant requirements under Chapter 17 of the Listing Rules.

50 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT To the extent any grant of Awards to a Participant was approved by the Board, a committee of the Board, the independent non-executive Directors and/or the Shareholders (as applicable and as the case may be) in the first place, any change to the terms of such Awards must be approved by the same authority, except any alterations to the Awards that would take effect automatically under the 2026 Share Plan. No Class A Ordinary Shares shall be issued or sold and no Award shall be granted under the 2026 Share Plan after the termination thereof, except upon exercise or settlement of an Award granted under the 2026 Share Plan prior to such termination. The termination of the 2026 Share Plan shall not affect any Class A Ordinary Share previously issued or any Award previously granted under the 2026 Share Plan unless otherwise agreed by the Company and the affected Participant. Any amendment to the 2026 Share Plan shall be applicable to Awards and the Class A Ordinary Shares underlying such Awards previously granted, including those granted which remain unvested, unexercised or unsettled, as the case may be, unless otherwise determined by the Company. Number of Class A Ordinary Shares Available for Future Grants As of the date of this annual report, 95,504,646 and 10,273,224 underlying Shares are available for future grant under the Plan Limit and the Consultant Sub-limit on grants of Awards over new Shares under the 2026 Share Plan and any other schemes of the Company, representing 9.50% and 1.02% of the total issued Shares of the Company (excluding treasury Shares) as of the date of this annual report, respectively. PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES Repurchases of Class A Ordinary Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. During the Relevant Period and up to the Latest Practicable Date, the Company repurchased an aggregate of 21,553,039 Class A Ordinary Shares (including in the form of ADS) from the open market. As of the date of this annual report, the repurchased Shares are held as treasury Shares. Details of such repurchases are as follows: Month and year of repurchase Method of repurchase Number of Class A Ordinary Shares Repurchased(1) Price paid per Class A Ordinary Share Aggregate consideration paid Highest Lowest March 2026 The Stock Exchange 17,029,000 HK$20.32 HK$17.53 HK$336,857,621 Nasdaq 3,234,039 US$2.64 US$2.30 US$7,999,503 April 2026 Nasdaq 1,290,000 US$2.50 US$2.43 US$3,199,300 Note: (1) The securities purchased on Nasdaq were in the form of ADS. One ADS represents three Class A Ordinary Shares. Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange (including sale of treasury Shares) during the Relevant Period and up to the Latest Practicable Date. As of December 31, 2025, the Company does not hold any treasury Shares.

WeRide Inc. / Annual Report 2025 51 DIRECTORS’ REPORT USE OF PROCEEDS FROM THE GLOBAL OFFERING On November 6, 2025, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange and the Company successfully raised the net proceeds, after deducting the underwriting fees and commissions, of approximately HK$2,318.0 million (the “Global Offering Net Proceeds”). Details of the Global Offering, including the reasons for it, the number of Class A Ordinary Shares issued and the issue price, are set out in the Prospectus. As of December 31,2025, the Company has not utilized any Global Offering Net Proceeds. As of the date of this annual report, there was no change in the intended use of Global Offering Net Proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus. The following table sets out the status of the use of the Global Offering Net Proceeds, together with the expected timeline of use: Percentage of the total Global Offering Net Proceeds (Approximate) Planned allocation of the Global Offering Net Proceeds as stated in the Prospectus (Approximate) Balance of the Global Offering Net Proceeds Expected timeframe for utilizing the remaining unutilized Global Offering Net Proceeds (%) (HK$ million) (HK$ million) To develop our autonomous driving technology stack, including infrastructure and core capabilities, data, autonomous driving technology solutions, and an operations platform 40.0 927.2 927.2 Over the course of the next five years To accelerate the commercial mass production and/or the operation of our L4 fleets, to improve the quality of our autonomous driving products and solutions and expand our business scale 40.0 927.2 927.2 Over the course of the next five years To establish marketing teams and branches necessary for us to expand into existing markets and additional markets, as well as to invest in marketing activities 10.0 231.8 231.8 Over the course of the next five years For working capital and general corporate purposes 10.0 231.8 231.8 Over the course of the next five years Total 100.0 2,318.0 2,318.0 To the extent that the Global Offering Net Proceeds are not immediately used for the purposes described above, and to the extent permitted by the relevant laws and regulations, the Group intends to deposit the proceeds in short-term interest-bearing accounts at licensed commercial banks and/or other authorized financial institutions (as defined under the SFO or applicable laws and regulations in the other jurisdictions).

52 WeRide Inc. / Annual Report 2025 DIRECTORS’ REPORT MATERIAL LITIGATION The Group was not involved in any material litigation or arbitration during the year ended December 31, 2025 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the Latest Practicable Date which could have a material and adverse effect on our financial condition or results of operations. IMPORTANT EVENTS AFTER THE REPORTING PERIOD On March 13, 2026, the Company adopted the 2026 Share Plan to attract, incentivize and retain employees, Directors and consultants through the grant of awards. The terms of the 2026 Share Plan comply with the requirements of Chapter 17 of the Listing Rules. For details, please refer to the circular of the Company dated February 6, 2026 and the section headed “Directors’ Report - Share Incentive Schemes” in this annual report. On March 23, 2026, the Board authorized a share repurchase program, effective as of March 23, 2026, under which the Company may repurchase up to US$100 million of its Class A Ordinary Shares (including in the form of ADS) over the next 12 months, subject to the scope and limit of the repurchase mandate granted by Shareholders on March 13, 2026 and the approval of a similar repurchase mandate to be put forward to Shareholders at the upcoming 2026 annual general meeting of the Company. For details, please refer to the unaudited fourth quarter and full year financial results announcement of the Company dated March 23, 2026. On April 10, 2026, the Company granted an aggregate of 7,227,600 Restricted Share Units to 325 eligible Participants pursuant to the 2026 Share Plan, subject to acceptance by the grantees and on the terms of the 2026 Share Plan and the relevant grant notices. For details, please refer to the announcement of the Company dated April 10, 2026. Save as disclosed in this annual report, there was no other significant events that might adversely affect the Group after December 31, 2025, and up to the Latest Practicable Date. APPROVAL OF ANNUAL REPORT The annual report and the audited consolidated results of the Group for the year ended December 31, 2025 were approved and authorized for issue by the Board on April 21, 2026. By order of the Board Dr. Tony Xu Han (韓旭) Chairman Hong Kong April 21, 2026

WeRide Inc. / Annual Report 2025 53 CORPORATE GOVERNANCE REPORT The Board is pleased to present the corporate governance report for the Company for the Relevant Period. CORPORATE GOVERNANCE CULTURE The Company recognizes the value and importance of achieving high corporate governance standards to enhance corporate performance, transparency and accountability, and to further earn the trust of Shareholders and public. The Company is committed to upholding high standards of corporate governance which, it believes, is crucial to the development of the Company and safeguarding the interests of the Shareholders. Corporate governance is the process by which the Board instructs management of the Group to conduct its affairs to ensure the achievement of its objectives. The Board is committed to adopt sound governance and disclosure practices, and will continuously improve these practices and establish a highly ethical corporate culture. For more details about the corporate governance culture, please also refer to the ESG report which will be presented in a separate report and published on the websites of the Company at www.weride.ai and the Stock Exchange at www.hkexnews.hk. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. The Company has adopted the principles and code provisions of the Corporate Governance Code as the basis of the Company’s corporate governance practices. During the Relevant Period, the Company has complied with all the applicable code provisions of the Corporate Governance Code, save for the following deviation: Pursuant to code provision C.2.1 in Part 2 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from, the requirement that the roles of chairman and chief executive should be separate and should not be performed by the same individual. We do not have separate chairman of our Board and CEO, and Dr. Han currently performs these two roles. Our Board believes that vesting the roles of both the chairman of our Board and CEO in the same person has the benefit of ensuring consistent leadership within our Group and enabling more effective and efficient overall strategic planning and execution of strategic initiatives for our Group. Our Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable our Company to make and implement decisions promptly and effectively. Our Board will continue to review and consider splitting the roles of the chairman of our Board and CEO at a time when it is appropriate taking into account the circumstances of our Group as a whole.

54 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and they have confirmed that they have complied with the Model Code during the Relevant Period. The Company has also established written guidelines (the “Employees Written Guidelines”) no less exacting than the Model Code for securities transactions by employees who, because of such office or employment, are likely to possess inside information in relation to the Company or its securities. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company. BOARD OF DIRECTORS The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsibility for promoting the Company’s success by directing and supervising the Company’s affairs. Directors take decisions objectively in the best interests of the Company. The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board’s responsibilities. The Board includes a balanced composition of executive Directors, non-executive Directors and independent non-executive Directors so that there is a strong independent element on the Board, which can effectively exercise independent judgement. BOARD COMPOSITION The Board currently comprises seven members consisting of two executive Directors, two non-executive Directors and three independent non-executive Directors. During the Relevant Period and up to the Latest Practicable Date, the composition of the Board comprised the following Directors: Executive Directors Dr. Tony Xu Han (韓旭) (Chairman of the Board and CEO) Dr. Yan Li (李岩) Non-executive Directors Mr. Kazuhiro Doi (resigned with effect from March 31, 2026) Mr. Ichijo Futakawa (appointed with effect from April 21, 2026) Mr. Jean-François Salles Independent non-executive Directors Ms. Huiping Yan Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan The biographical details of the Directors are set out in the section headed “Directors and Senior Management” in this annual report. There are no financial, business, family or other material/relevant relationship between members of the Board and senior management.

WeRide Inc. / Annual Report 2025 55

CORPORATE GOVERNANCE REPORT

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meetings will involve the active participation, either in person or through electronic means of communication, of a majority of directors entitled to be present, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors. For other Board meetings, reasonable notice shall be given prior to the meeting. All Directors are given the opportunity to include items or businesses for discussion in the agenda. To enable the Directors to be properly briefed on issues arising at each of the Board meetings and to make informed decisions, an agenda and the accompanying Board papers will be sent to all Directors in a timely manner of every Board meeting.

During the Relevant Period, one Board meeting and one Board committee meeting were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2026.

A summary of the attendance record of the Directors at general meetings, Board meetings and Board committee meetings held during the Relevant Period is set out in the following table:

Director	General meeting	Board meeting	Audit Committee meeting	Compensation Committee meeting	Nomination Committee meeting	Corporate Governance Committee meeting
Executive Directors						
Dr. Tony Xu Han (韓旭)	N/A	1/1	N/A	0/0	0/0	N/A
Dr. Yan Li (李岩)	N/A	1/1	N/A	N/A	N/A	N/A
Non-executive Directors						
Mr. Kazuhiro Doi[(1)]	N/A	0/1	N/A	N/A	N/A	N/A
Mr. Ichijo Futakawa[(2)]	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Jean-François Salles	N/A	1/1	N/A	N/A	N/A	N/A
Independent non-executive Directors						
Ms. Huiping Yan	N/A	1/1	1/1	0/0	0/0	0/0
Mr. David Zhang (張彤)	N/A	1/1	1/1	0/0	0/0	0/0
Dr. Tony Fan-cheong Chan	N/A	1/1	1/1	0/0	0/0	0/0

Notes:

(1) Mr. Kazuhiro Doi resigned as a non-executive Director with effect from March 31, 2026.

(2) Mr. Ichijo Futakawa was appointed as a non-executive Director with effect from April 21, 2026.

The chairman of the Board should meet with the independent non-executive Directors without other Directors at least once a year. As the Company was only listed on the Stock Exchange in November 2025, no such meeting was held during the Reporting Period.

56 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT INDEPENDENT NON-EXECUTIVE DIRECTORS The independent non-executive Directors have brought in a wide range of business and financial expertise, experience and independent judgement to the Board. Through active participation in the Board meetings and serving on various Board committees, all independent non-executive Directors will continue to make various contributions to the Company. The Board has at all times during the Relevant Period met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing at least one-third of the Board members, and that at least one of the independent non-executive Directors has appropriate professional qualifications or accounting or related financial management expertise. The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent and meet the independence guidelines as set out in Rule 3.13 of the Listing Rules. BOARD INDEPENDENCE The Company recognizes the importance of Board independence to corporate governance. In particular, the following mechanisms are in place in order to ensure that there is a strong independent element on the Board which is key to the Board’s effectiveness: • In assessing whether a potential candidate is qualified to become an independent Director, the Nomination Committee, Corporate Governance Committee and the Board will consider, among others, whether the candidate is able to devote sufficient time on performing his/her duties as an independent Director, and the background and qualification of the candidate, in order to assess whether such candidates are able to bring independent views to the Board. • In considering whether an independent Director should be proposed for re-election, the Nomination Committee, Corporate Governance Committee and the Board will assess and evaluate the independent Director’s contribution to the Board during the term, in particular, whether the independent Director was able to bring independent views to the Board. The Company will ensure that there are channels (in addition to independent Directors) where independent views are available, including but not limited to availability of access by Directors to external independent professional advice at the Company’s expenses to assist their performance of duties. The Board reviews the implementation and effectiveness of the aforesaid mechanism on an annual basis. APPOINTMENT AND RE-ELECTION OF DIRECTORS Pursuant to provision B.2.2 of the Corporate Governance Code, every Director, including those appointed for specific term, should be subject to retirement by rotation at least once every three years. Pursuant to Rule 8A.29 of the Listing Rules, the independent non-executive directors of an issuer with a WVR structure must be subject to retirement by rotation at least once every three years. Pursuant to Article 97(d) of the Articles of Association, a Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

WeRide Inc. / Annual Report 2025 57 CORPORATE GOVERNANCE REPORT In addition, pursuant to Article 101 of the Articles of Association, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement at least once every three years. As such, Dr. Han, Dr. Li, Mr. Ichijo Futakawa, Mr. Jean-François Salles, Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan will retire from office and offer themselves for re-election at the upcoming annual general meeting accordingly. Mr. Jean-François Salles and Mr. Ichijo Futakawa, our non-executive Directors appointed with effect from March 24, 2025 and April 21, 2026, and Dr. Tony Fan-cheong Chan, our independent non-executive Director appointed with effect from November 6, 2025, have obtained legal advice referred to under Rule 3.09D of the Listing Rules on March 25, 2025, April 10, 2026, and February 11, 2025, respectively, and they confirmed that they understood their obligations as a director of a listed issuer. RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT The Board is the primary decision-making body of the Company and is responsible for leadership and control of the Company, overseeing the Group’s businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs and acting in the best interests of the Company and its Shareholders. The Board makes decisions objectively in the interests of the Company. All Directors have full and timely access to all the information of the Company, and may upon request, seek independent professional advice in appropriate circumstances at the Company’s expenses for discharging their duties. All Directors, including the non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure includes but is not limited to the functions described in code provisions C.1.2, C.1.5 and C.1.6 in Part 2 of the Corporate Governance Code. The Group’s senior management is responsible for the day-to-day management of the Group’s business and is responsible for overseeing the general operation, business development, finance, marketing and operations. The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interest), financial information, appointment of Directors and other significant financial and operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management. The Directors shall disclose to the Company details of other offices held by them. BOARD PERFORMANCE The Board recognizes the importance of regular evaluations of its performance and effectiveness. Given that the Company was listed on the Stock Exchange in November 2025, a formal board performance review and a detailed board skills matrix will be developed and implemented starting from the financial year ending December 31, 2026. The Nomination Committee has commenced preparatory work to identify the key skill sets and experience that are important for the Board collectively, and will review the Board’s composition and diversity with reference to such skills matrix on a regular basis.

58 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT BOARD COMMITTEES The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Stock Exchange. Audit Committee The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee include, among others, reviewing the adequacy and effectiveness of the accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, reviewing and approving all proposed related party transactions, overseeing the audit process, and performing other duties and responsibilities assigned by the Board. The Audit Committee comprises three independent non-executive Directors, namely Ms. Huiping Yan, Mr. David Zhang, and Dr. Tony Fan-cheong Chan, with Ms. Yan serving as the chairperson. The Board has determined that each of Ms. Yan, Mr. Zhang, and Dr. Chan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the U.S. Exchange Act. Ms. Yan has the appropriate accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules and qualifies as an “audit committee financial expert” in accordance with the rules and regulations of the SEC. Since the Company was listed on the Stock Exchange on November 6, 2025, the Audit Committee has held one meeting during the Relevant Period, which took place on November 21, 2025, to approve the third quarter of 2025 financial results and a revision of the annual cap regarding the continuing connected transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025. Besides that, the Audit Committee has also discussed matters relating to the Company’s accounting policies and practices, internal control and financial reporting matters, as well as connected transactions and related party transactions. There was no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company. In April 2026, the Audit Committee held a meeting to review and make recommendations to the Board on, among other matters: (i) the effectiveness of the Group’s risk management and internal control systems; (ii) the external auditor’s independence and the quality and scope of the audit; (iii) the re-appointment of the external auditor for the fiscal year 2026; (iv) the adequacy and effectiveness of the Company’s whistleblowing policy; and (v) the annual performance evaluation of the Audit Committee. The attendance records of the Audit Committee are set out in the section headed “Corporate Governance Report - Board Meetings and Committee Meetings” in this annual report.

WeRide Inc. / Annual Report 2025 59 CORPORATE GOVERNANCE REPORT In addition, the independent auditor of the Company, KPMG, has audited the consolidated financial results for the year ended December 31, 2025 of the Group. Compensation Committee The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code. The primary duties of the Compensation Committee include, among others, making recommendations to the Board on the policy and structure for the remuneration of all Directors and senior management, reviewing and approving remuneration proposals with reference to the Board’s corporate goals and objectives, and performing other duties and responsibilities assigned by the Board. The Compensation Committee comprises one executive Director and three independent non-executive Directors, namely Mr. David Zhang, Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson. As the Company was listed on the Stock Exchange on November 6, 2025, the Compensation Committee did not hold any meetings during the Relevant Period. In April 2026, the Compensation Committee held a meeting to review and make recommendations to the Board on, among other matters: (i) the Company’s remuneration policy and structure for Directors and senior management for the fiscal year 2025; (ii) the remuneration of the executive Directors and senior management for the fiscal year 2025; (iii) the remuneration of the non-executive Directors for the fiscal year 2025; (iv) the delegation of authority to grant awards under the 2026 Share Plan to the CEO; and (v) the annual performance evaluation of the Compensation Committee. For details of the compensation of the senior management by band, please refer to the section headed “Directors’ Report - Emoluments of Directors, the Five Highest Paid Individuals and Senior Management” in this annual report. The Company’s compensation policy is to ensure that the compensation offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company’s affairs. The compensation packages of executive Directors are also determined with reference to the Company’s performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The compensation for the executive Directors comprises basic salary, allowances and benefits in kind, contribution to retirement benefit scheme on the directors’ behalf performance and discretionary related bonus. The compensation policy for independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company’s affairs, including their participation in Board committees. The compensation for the independent non-executive Directors mainly comprises Director’s fee which is determined with reference to their duties and responsibilities by the Board. Directors and senior management shall receive Options or Restricted Share Units to be granted under the 2026 Share Plan. Individual Directors and senior management have not been involved in deciding their own compensation.

60 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT There was no matter relating to the 2026 Share Plan that were reviewed and approved by the Compensation Committee pursuant to Rule 17.07A of the Listing Rules during the Relevant Period. Nomination Committee The Company has established a Nomination Committee in compliance with Rules 3.27A and 8A.27 of the Listing Rules and the Corporate Governance Code. The primary duties of the Nomination Committee include, among others, reviewing the structure, size and composition of the Board, assisting the Board in maintaining a board skill matrix, assessing the independence of the independent non-executive Directors, selecting and recommending to the Board nominees for election by the Shareholders or appointment by the Board, and performing other duties and responsibilities assigned by the Board. The Nomination Committee comprises one executive Director and three independent non-executive Directors, namely Mr. David Zhang, Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson. As the Company was listed on the Stock Exchange on November 6, 2025, the Nomination Committee did not hold any meetings during the Relevant Period. In April 2026, the Nomination Committee held a meeting and reviewed the following matters, among others: (i) the qualifications of the retiring Directors standing for re-election at the forthcoming annual general meeting; (ii) the structure, size and composition of the Board and its committees, including the designation of the Corporate Governance Committee to assume responsibility for ESG oversight; (iii) the Company’s Board diversity policy and its implementation; (iv) the Board skills matrix; (v) the Director nomination policy; (vi) the independence of each independent non-executive Director; (vii) the time commitment and devotion of all Directors; (viii) the Company’s Director succession planning arrangements; and (ix) the annual performance evaluation of the Nomination Committee. With a view to achieving a sustainable and balanced development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and its sustainable development. The Nomination Committee will work to ensure that there is at least one director of a different gender present in the Nomination Committee, and will continue to consider a range of factors, including but not limited to gender, skills, age, professional experience, knowledge, cultural and educational background, ethnicity and length of service. The Nomination Committee considered that an appropriate balance of diversity perspectives of the Board is maintained.

WeRide Inc. / Annual Report 2025 61 CORPORATE GOVERNANCE REPORT Corporate Governance Committee The Company has established a Corporate Governance Committee in compliance with Rules 8A.30 and 8A.31 of the Listing Rules and the Corporate Governance Code. The primary duties of the Corporate Governance Committee include, among others, developing and reviewing the policies and practices on corporate governance and making recommendations to the Board, ensuring that the Company is operated and managed for the benefit of all Shareholders, ensuring compliance with the Listing Rules and safeguards relating to the Company’s WVR structure, and performing other duties and responsibilities assigned by the Board. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. David Zhang, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson. Corporate governance measures to avoid potential conflict of interest between the Group and the single largest group of Shareholders have been adopted, including: (i) where a Shareholders’ meeting is held pursuant to the Listing Rules to consider proposed transactions or arrangements in which the single largest group of Shareholders or any of their associates have a material interest, the single largest group of Shareholder(s) shall abstain from voting and their votes shall not be counted; (ii) the independent non-executive Directors will review, on an annual basis, whether there is any conflict of interest between the Group and the single largest group of Shareholders and provide impartial and professional advice to protect the interests of the minority Shareholders; (iii) the single largest group of Shareholders will undertake to provide all information necessary, including all relevant financial, operational and market information and any other necessary information as required by the independent non-executive Directors for the purpose of their annual review; and (iv) the Company will disclose decisions on matters reviewed by the independent non-executive Directors either in its annual reports or by way of announcements as required by the Listing Rules. The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately. The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Company’s compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor. As the Company was listed on the Stock Exchange on November 6, 2025, the Corporate Governance Committee did not hold any meetings during the Relevant Period. In April 2026, the Corporate Governance Committee held a meeting, and reviewed the following matters: (i) the Company’s policies and practices on corporate governance; (ii) the training and continuous professional development of directors and senior management; (iii) the code of business conduct and ethics applicable to Directors and employees; (iv) the Company’s compliance with the Corporate Governance Code and disclosure in this corporate governance report;

62 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT (v) the Company is operated and managed for the benefit of all the Shareholders; (vi) the management of conflict of interest of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholder on one hand and the WVR Beneficiaries on the other; (vii) all risks related to the Company’s WVR structure, including connected transaction between the Company and its subsidiaries on one hand and any WVR Beneficiary on the other; (viii) effective and ongoing communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; (ix) the Company’s various policies and practices on compliance with legal and regulatory requirements; and (x) the matters covered in Rule 8A.30 of the Listing Rules. The Corporate Governance Committee reviewed and confirmed to the Board that there is sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries. The measures include: (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest must abstain from voting on the relevant board resolution, and (iii) the compliance advisor is consulted on any matters related to transactions involving the WVR Beneficiaries or a potential conflict of interest between the Group and the WVR Beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures and to review the effectiveness of these measures from time to time. After reviewing the remuneration and terms of engagement of the compliance advisor, the Corporate Governance Committee confirmed to the Board that nothing has come to its attention that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor. Therefore, the Corporate Governance Committee recommended the Board to continue the engagement of the current compliance advisor of the Company. The Corporate Governance Committee has confirmed that (i) the WVR Beneficiaries have been members of the Board throughout the Relevant Period, (ii) no matters under Rule 8A.17 of the Listing Rules have occurred during the Relevant Period, and (iii) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Relevant Period. BOARD DIVERSITY POLICY The Company is committed to promoting the culture of diversity in the Company. It has strived to promote diversity to the extent practicable by taking into consideration a number of factors in its corporate governance structure. The Company has adopted a diversity policy which sets out the objective and approach for achieving and maintaining the diversity of the Board and its workforce (including senior management). In accordance with the diversity policy, the Company seeks to achieve board diversity by taking into account a number of factors, including but not limited to gender, age, ethnicity, culture and educational background, professional experience, skills, knowledge and length of service. The ultimate selection of Board candidates will be based on merit and potential contribution to the Board having due regard to the benefits of diversity on the Board and also the specific needs of the Company without focusing on a single diversity aspect.

WeRide Inc. / Annual Report 2025 63 CORPORATE GOVERNANCE REPORT The Directors have a balanced mix of knowledge and skills, including overall management and strategic development as well as knowledge and experience in areas such as computer vision, machine learning, autonomous driving, capital raising, strategic investments, technical engineering, strategic leadership, accounting, tax, financial management, legal practice, and mathematics. They obtained degrees in various fields including communication engineering, electrical engineering, computer science, business administration, English literature and linguistics, accounting, law, and aeronautics. Furthermore, the Board has a diverse age and gender representation with one female Director and six male Directors ranging from 49 years old to 74 years old. The Nomination Committee will continue to revisit the Board diversity policy and monitor its implementation from time to time (including without limitation, the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company’s corporate strategy and to ensure that the Board maintains a balanced diverse profile to develop and review measurable objectives for implementing the policy, and to monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective). While there has already been one female Director on the Board as of December 31, 2025, the Company and the Nomination Committee recognize the importance and benefits of gender diversity at the Board level and are committed to continue to use best efforts to identify and recommend suitable female candidates for the Board’s consideration in the future to ensure that gender diversity can be maintained. The Nomination Committee considered the current Board composition had achieved necessary diversity (including gender diversity) appropriate for the business development of the Group. Maintaining the current composition on the basis of the abovementioned perspectives would be the objectives to achieve board diversity in 2026. WORKFORCE DIVERSITY POLICY The Company is also committed to promoting diversity within its workforce (including senior management) to enhance the effectiveness of its corporate governance as a whole. During the Reporting Period, the Group continued to implement equal opportunity and anti-discrimination practices in its recruitment, training, performance evaluation and promotion processes, with a view to attracting and retaining employees of different genders, ages, cultural and educational backgrounds, and professional experiences. The Company believes that a workforce with a broad mix of skills and perspectives enhances decision-making quality, drives innovation and supports the Group’s long-term sustainable development. As of December 31, 2025, there were 3,801 salaried employees of the Group, of which 2,167 were male and 1,634 were female. As of December 31, 2025, the gender ratio in the senior management was 4 males to 1 female, and the gender ratio in the workforce (excluding senior management) was approximately 1.33 males to 1 female. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness. Maintaining the current composition on the basis of the abovementioned perspectives would be the objectives to achieve workforce diversity in 2026. The Company will continue to maintain gender diversity on the Board and within its workforce (including senior management) and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. Based on business development and operational needs, the Company will take into full consideration of the following factors when recruiting its employees, including skills, age and gender diversity, and will strive to achieve a balanced proportion of our employee in skills, age and gender.

64 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT DIVIDEND POLICY The Company has adopted a policy on payment of dividends. According to its dividend policy, the Articles of Association and applicable laws and regulations, the determination to pay dividends will be made at the discretion of the Directors and will depend upon, among others, the financial results, cash flow, business conditions and strategies, future operations and earnings, capital requirements and expenditure plans, any restrictions on payment of dividends, and other factors that the Directors may consider relevant. The Company does not have a pre-determined dividend payout ratio. The Board does not recommend any final dividend for the year ended December 31, 2025. The Company is a holding company incorporated under the laws of the Cayman Islands, pursuant to which, the financial position of accumulated losses does not prohibit the Company from declaring and paying dividends to the Shareholders, as dividends may still be declared and paid out of its share premium account notwithstanding its profitability, provided that the Company satisfies the solvency test set out in the Cayman Companies Act. As of December 31, 2025, there is no arrangement under which a Shareholder has waived or agreed to waive any dividends. DIRECTOR NOMINATION POLICY The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee. The Company has adopted a nomination policy for the nomination of Directors, which aims to ensure the Board has a balance of skills, knowledge, experience and diversity of perspectives appropriate to the Company’s corporate strategy, business needs and development, as well as provide formal, clear and transparent procedures, process and criteria for the Nomination Committee to identify and nominate suitable candidate(s) to the Board either to fill a causal vacancy or as an addition to the Board; or make recommendations to the Shareholders for re-election at general meetings. The Nomination Committee shall oversee searches for, conduct due diligence and identify qualified individuals for membership on the Board, and make recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors. The Nomination Committee shall identify individuals suitably qualified to become Board members and recommend individuals for membership on the Board and its committees for approval by the Board and/or the Shareholders, if applicable. In making its recommendations for Board and committee membership, the Nomination Committee shall consider various factors to assess the suitability of a proposed candidate including, among others, integrity and reputation, professional qualification, Board diversity, age, skills, background, ethnicity, and experience. If the relevant proposed candidate is recommended as independent Director, the Nomination Committee shall also consider whether the candidate meets the requirements for independence under the applicable rules under the Stock Exchange and Nasdaq.

WeRide Inc. / Annual Report 2025 65 CORPORATE GOVERNANCE REPORT The Company’s Director nomination policy sets out the non-exhaustive factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following: • Integrity and reputation; • Educational background, professional qualifications and work experience (including part-time jobs); • Whether or not they have the necessary skills and experience; • Whether or not they are able to spend sufficient time and energy to handle the Company’s affairs; • Whether or not they will promote the diversity of the Board in all aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and term of office; • Whether or not the candidates for independent Directors meet the requirements for independence under Rule 3.13 of the Listing Rules; and • Any other relevant factors as determined by the Nomination Committee or the Board from time to time. During the Relevant Period, there was no change in the composition of the Board. The Nomination Committee will review the Director nomination policy, from time to time and as appropriate, to ensure its effectiveness. CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS Directors should participate in continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company’s expenses. They shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Every newly appointed Director should receive formal, comprehensive and tailored induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director’s responsibilities and obligations under the Listing Rules and relevant statutory requirements.

66 WeRide Inc. / Annual Report 2025

CORPORATE GOVERNANCE REPORT

During the Reporting Period, the key methods of attending continuous professional development by each of the Directors are summarized as follow:

Director	Attended training session[(1)]	Reading materials[(2)]
Dr. Han	√	√
Dr. Li	√	√
Mr. Kazuhiro Doi[(3)]	√	√
Mr. Jean-François Salles	√	√
Ms. Huiping Yan	√	√
Mr. David Zhang (張彤)	√	√
Dr. Tony Fan-cheong Chan	√	√

Notes:

(1) Including but not limited to briefings, seminars, conferences and workshops.

(2) Reading relevant news alerts, newspapers, journals, magazines and relevant publications.

(3) Mr. Doi has resigned as a non-executive Director with effect from March 31, 2026.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2025. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

KPMG has stated in the independent auditor's report in this annual report its reporting responsibilities on the Company's consolidated financial statements for the year ended December 31, 2025.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and the systems can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee has been established to assist the Board to monitor the implementation of the Company's risk management policies on an ongoing basis to ensure that the Company's risk management and internal control system is adequate and effective in identifying, managing, and mitigating risks involved in its business operations and financial reporting.

WeRide Inc. / Annual Report 2025 67 CORPORATE GOVERNANCE REPORT The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology. The Company’s risk management and internal control systems have been developed with the following principles, features and processes: • All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each division. • The management, in coordination with division heads, assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems. The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the Reporting Period. The Company’s internal audit department is in charge of independent review of the adequacy and effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members are responsible for holding regular meetings to discuss any internal control issues faced and the corresponding measures to implement toward resolving such issues. The internal audit department is also responsible for reporting to the Audit Committee to ensure that any major issues identified thereby are communicated to the committee in a timely manner. The Audit Committee is then responsible for discussing these issues and reporting to the Board as necessary. The Board, supported by the Audit Committee as well as the management report and the internal audit finding, has conducted an annual review of the risk management (including ESG risks) and internal control system of the Company, and considered that such systems are effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programs and budget of the Company’s accounting, internal audit and financial reporting functions. The Group acknowledges its responsibilities under the SFO and the Listing Rules and the overriding principle that inside information should be announced promptly. The Group has developed its disclosure policy which provides a general guide to the Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited. The procedures and internal controls for the handling and dissemination of inside information are as follows: • the Group conducts its affairs with close regard to the disclosure requirement under the Listing Rules and the relevant laws and regulations of the place where the Company’s securities are listed;

68 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT • the Group has implemented and disclosed its policy on true and accurate, timely and fair disclosure by pursuing broad, non-exclusive distribution of information to the public through channels such as financial reporting, public announcements and the Company’s website; • the Group has strictly prohibited unauthorized use of confidential or inside information; and • the Group has established and implemented procedures for responding to external enquiries about the Group’s affairs, so that any staff of the Company shall strictly observe relevant requirements on information disclosure within the scope of authority. The Company has in place the whistleblowing policy for employees of the Company and those third parties who deal with the Company (such as customers or suppliers) to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in financial reporting, internal control and other matters related to the Company. The Company has also in place the anti-corruption policy to safeguard against corruption and bribery within the Company. The Company has an internal reporting channel that is open and available for employees of the Company to report any suspected corruption and bribery. Employees can also make anonymous reports to the Company’s internal audit department, which is responsible for investigating the reported incidents and taking appropriate measures. The Company continues to carry out anti-corruption and anti-bribery activities to cultivate a culture of integrity, and actively organizes anti-corruption training and inspections to ensure the effectiveness of anti-corruption and anti-bribery. During the year ended December 31, 2025, the Company held anti-corruption trainings and briefings to all employees. There were no non-compliance cases in relation to bribery and corruption. JOINT COMPANY SECRETARIES Ms. Liang Wang (王亮) and Ms. Anne Yu (余安妮) are the Company’s joint company secretaries. Ms. Yu is an assistant manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 20 years of experience in corporate secretarial and corporate governance field. Ms. Wang, a joint company secretary of the Company, has been designated as her primary contact person at the Company who would work and communicate with Ms. Yu on the Company’s corporate governance and secretarial and administrative matters. All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Ms. Wang and Ms. Yu have confirmed that each of them has received not less than 15 hours of relevant professional training during the Relevant Period in compliance with Rule 3.29 of the Listing Rules. Biographical details of Ms. Wang and Ms. Yu are set out in the section headed “Directors and Senior Management” in this annual report.

WeRide Inc. / Annual Report 2025 69 CORPORATE GOVERNANCE REPORT AUDITOR’S REMUNERATION The approximate remuneration of the auditor for its audit and non-audit services provided to the Company for the fiscal year ended December 31, 2025 is as follows: Service category Amounts RMB’000 Audit fees(1) 15,895 Audit-related fees(2) 434 Tax fees(3) 1,057 Total Amount 17,386 Notes: (1) “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements, including the audit fee relating to our Global Offering. (2) “Audit-related fees” represents the aggregate fees billed for internal control review services by our principal accounting firm related to our Global Offering. (3) “Tax fees” means the aggregate fees billed for the services rendered by our principal accounting firm for tax compliance and advisory services. SHAREHOLDERS’ RIGHTS To safeguard shareholder interests and rights, separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting. Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders Pursuant to Article 69 of the Articles of Association, an extraordinary general meeting shall be convened and resolutions shall be added to a meeting agenda on a requisition of any one or more Shareholders holding, on the date of deposit of the requisition in the aggregate, not less than one-tenth of all votes attaching to all issued Shares (excluding treasury Shares) of the Company, on a one vote per share basis, that carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no Directors as of the date of the deposit of the Shareholders’ requisition, or if the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said 21 calendar days. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

70 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT Procedure for Shareholders to Propose a Person for Election as a Director Shareholders may propose a person for election as a Director, the procedures for which are available on the Company’s website. Putting Forward Enquiries to the Board The Company will not normally deal with verbal or anonymous enquiries. The Shareholders may send written enquiries to the Company, for the attention of the Board. Contact Details Shareholders may send their enquiries or requests to the following for the attention of the joint company secretaries: Address: 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51 Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, Guangdong Province, PRC Email: ir@weride.ai For the avoidance of doubt, Shareholder(s) shall deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above addresses, apart from the registered office of the Company, and provide their full name, contact details and identification in order to give effect thereto. The Shareholders’ information may be disclosed as required by law. COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS The Company believes that effective communication with Shareholders is essential for enhancing investor relations and investor’s understanding of the Company’s business performance and strategies. The Company has adopted a Shareholders’ communication policy with the aim of promoting effective communication with the Shareholders and other stakeholders, encouraging the Shareholders to engage actively with the Company, and enabling the Shareholders to exercise their rights as shareholders effectively. Summary of the Shareholders’ communication policy is stated as follows: To ensure that the shareholders and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, the Company has established several channels to communicate and maintain an on-going dialogue with the shareholders as follows: (i) Corporate communications “Corporate Communication” as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors’ report, annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the website of the Stock Exchange (www.hkexnews.com.hk) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) in a timely manner as required by the Listing Rules and Nasdaq’s requirements. Corporate Communication will be provided to the Shareholders and non-registered holders of the Company’s securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules.

WeRide Inc. / Annual Report 2025 71 CORPORATE GOVERNANCE REPORT (ii) Announcements and Other Documents pursuant to the Listing Rules The Company shall publish announcements (on inside information, corporate actions and transactions etc.) and other documents (e.g. Memorandum and Articles of Association) on the websites of the Stock Exchange and the U.S. Securities and Exchange Commission in a timely manner in accordance with the Listing Rules. (iii) Company’s website Any information or documents of the Company posted on the websites of the Stock Exchange and the U.S. Securities and Exchange Commission will also be published on the Company’s website (www.weride.ai). (iv) Shareholders’ Meetings The annual general meeting and other general meetings of the Company are primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). The Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, the chairperson of the Board and other Board members, the chairpersons of Board committees or their delegates, and the external auditors should attend general meetings of the Company to answer Shareholders’ questions (if any). (v) Shareholders’ Enquiries Enquiries about Shareholdings The Shareholders should direct their enquiries about their shareholdings to the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, by access its online feedback website www. computershare.com/hk/contact or call its hotline at +852 2862 8555, or go in person to its public counter at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Enquiries about Corporate Governance or Other Matters to be put to the Board and the Company The Company will not normally deal with verbal or anonymous enquiries. The shareholders may send written enquiries to the Company, for the attention of the Board by e-mail to ir@weride.ai. Apart from formal communication channels mentioned-above, the Company also publishes press releases and newsletters which Shareholders can subscribe to for the Company’s latest updates. To facilitate investors’ understanding of the Company’s business development, the Company also organizes roadshows and site visits to our offices and showroom for investors. The Company also actively participates in communication with the investor community. In this regard, the Company participated in a number of investment forums and engaged in numerous exchanges with business analysts and fund management companies through various means. The Board regularly reviews the Shareholders’ communication policy including the existing channels of communication with Shareholders and investors to make sure that they remain effective and provides recommendations for improvements when needed. After review of the Shareholders’ communication policy which sets out the various communication channels available to the Shareholders to communicate their views on the matters affecting the Company and direct their views to the Company, and the corporate communication made available by the Company to the Shareholders by different means, the Board considers our current practices were effectively implemented during the Reporting Period.

72 WeRide Inc. / Annual Report 2025 CORPORATE GOVERNANCE REPORT SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS During the Relevant Period, there was no amendment to the Memorandum and Articles and Association. The Company has adopted the latest Memorandum and Articles and Association by a special resolution passed at the extraordinary general meeting held on March 13, 2026. Details of such amendments are set out in the circular of the Company dated February 6, 2026. An up-to-date version of the Company’s Memorandum and Articles of Association is available on the Company’s website, the Stock Exchange’s website and the website of the U.S. Securities and Exchange Commission.

73 INDEPENDENT AUDITOR’S REPORT WeRide Inc. / Annual Report 2025 Independent auditor’s report to the shareholders of WeRide Inc. (incorporated in the Cayman Islands with limited liability) OPINION We have audited the consolidated financial statements of WeRide Inc. (“the Company”) and its subsidiaries (“the Group”) set out on pages 78 to 186, which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes, comprising material accounting policy information and other explanatory information. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) as issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

74 INDEPENDENT AUDITOR’S REPORT WeRide Inc. / Annual Report 2025 KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Evaluation of sufficiency of audit evidence on revenue Refer to note 2(x) and note 5 to the consolidated financial statements. The Key Audit Matter How the matter was addressed in our audit The Group recorded RMB684,587 thousand in revenue for the year ended December 31, 2025. Revenue is derived from a number of revenue streams and the Group’s processes to record revenue differ for each of these revenue streams. We identified the evaluation of sufficiency of audit evidence on revenue as a key audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and separate processes to account for and recognize revenue. This included determining the nature and extent of audit evidence obtained on each revenue stream. The following are the primary procedures we performed to address this key audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed on each revenue stream. • We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s revenue recognition. • We inspected, on a sample basis, contracts with customers to identify terms and conditions and assessed the appropriateness of the Group’s revenue recognition. • We evaluated the timing and amount of revenue recognized on a sample basis, by inspecting the underlying support, including i) contracts and product acceptance notes signed by customers for product revenue, ii) contracts and acceptance notes signed by customers or confirmations from customers for service revenue. • We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

75 INDEPENDENT AUDITOR’S REPORT WeRide Inc. / Annual Report 2025 INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR’S REPORT THEREON The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

76 INDEPENDENT AUDITOR’S REPORT WeRide Inc. / Annual Report 2025 AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

77 INDEPENDENT AUDITOR’S REPORT WeRide Inc. / Annual Report 2025 We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Ho Ying Man Simon (practising certificate number: P04538). KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong April 23, 2026

78 CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (Expressed in thousands of RMB, except for per share data) WeRide Inc. / Annual Report 2025 For the year ended December 31, Note 2024 2025 RMB’000 RMB’000 Revenue Product revenue 87,710 359,843 Service revenue 273,424 324,744 Total revenue 5 361,134 684,587 Cost of revenue Cost of goods sold (71,716) (253,530) Cost of services (178,703) (224,235) Total cost of revenue 7 (250,419) (477,765) Gross profit 110,715 206,822 Other net income 6 16,491 4,912 Research and development expenses 7 (1,091,357) (1,372,191) Administrative expenses 7 (1,138,802) (596,060) Selling expenses 7 (53,566) (73,628) Impairment loss on receivables and contract assets 30(a) (28,664) (16,625) Operating loss (2,185,183) (1,846,770) Net foreign exchange gain/(loss) 27,880 (9,031) Interest income 176,902 172,307 Fair value changes of financial assets at fair value through profit or loss (“FVTPL”) 30(e) (61,834) 41,822 Other finance costs 8 (3,451) (9,128) Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights 23(a)(b) (465,254) – Loss before taxation (2,510,940) (1,650,800) Income tax 9(a) (5,868) (4,100) Loss for the year (2,516,808) (1,654,900) Loss attributable to shareholders of the Company (2,516,808) (1,654,900) Loss per ordinary share Basic and diluted loss per Class A and Class B ordinary share (in RMB) 10(a)(ii) (8.54) (1.79) The accompanying notes are an integral part of these consolidated financial statements.

79 CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (Expressed in thousands of RMB) WeRide Inc. / Annual Report 2025 For the year ended December 31, Note 2024 2025 RMB’000 RMB’000 Loss for the year (2,516,808) (1,654,900) Other comprehensive income for the year (net of nil tax): Items that will not be reclassified to profit or loss: – Exchange differences on translation of financial statements of foreign operations 38,364 (122,030) Other comprehensive income for the year: 38,364 (122,030) Total comprehensive income for the year (2,478,444) (1,776,930) Total comprehensive income attributable to shareholders of the Company (2,478,444) (1,776,930) The accompanying notes are an integral part of these consolidated financial statements.

80 WeRide Inc. / Annual Report 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of RMB)

		As of December 31,	
	Note	2024 RMB'000	**2025** **RMB'000**
ASSETS			
Non-current assets			
Property and equipment	11	178,179	**378,769**
Right-of-use assets	12	73,564	**65,870**
Intangible assets	13	21,664	**17,966**
Goodwill	14	44,758	**44,758**
Restricted cash – non-current	15	9,669	**6,487**
Deferred tax assets	9(b)	997	**–**
Financial assets at FVTPL – non-current	20	56,919	**188,083**
Other non-current assets	19	20,025	**23,668**
		405,775	**725,601**
Current assets			
Inventories	16	204,705	**321,021**
Contract assets	17(a)	28,005	**23,305**
Trade receivables	18	252,607	**462,135**
Prepayments and other receivables	18	197,652	**269,986**
Prepayments to and amounts due from related parties	33(d)	26,618	**9,010**
Financial assets at FVTPL – current	20	1,685,146	**144,252**
Time deposits	21(a)	620,148	**301,401**
Cash and cash equivalents	21(a)	4,268,300	**6,666,304**
Restricted cash – current	15	4,814	**12,910**
		7,287,995	**8,210,324**
Total assets		7,693,770	**8,935,925**
EQUITY			
Class A ordinary shares	28(a)	54	**69**
Class B ordinary shares	28(a)	4	**4**
Share premium		12,750,598	**14,962,531**
Reserves	28(b)	2,946,715	**3,223,822**
Accumulated losses	28(b)	(8,631,352)	**(10,286,252)**
Total equity		7,066,019	**7,900,174**

The accompanying notes are an integral part of these consolidated financial statements.

WeRide Inc. / Annual Report 2025 81

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of RMB)

		As of December 31,	
	Note	2024 RMB'000	2025 RMB'000
LIABILITIES			
Non-current liabilities			
Lease liabilities – non-current	22	26,059	23,241
Long-term bank loan	27	50,040	–
Deferred tax liabilities	9(b)	4,486	3,489
Other non-current liabilities	25	4,677	7,720
		85,262	34,450
Current liabilities			
Short-term bank loans	27	30,019	324,263
Trade payables	26	20,713	163,000
Other payables, deposits received and accrued expenses	26	397,755	408,357
Contract liabilities	17(b)	4,476	28,512
Lease liabilities – current	22	36,900	31,920
Amounts due to related parties	33(d)	9,450	1,949
Put option liabilities	24	41,099	43,300
Income taxes payable		2,077	–
		542,489	1,001,301
Net current assets		6,745,506	7,209,023
Total liabilities		627,751	1,035,751
Total equity and liabilities		7,693,770	8,935,925

The accompanying notes are an integral part of these consolidated financial statements.

Tony Xu Han
Director

Yan Li
Director

82 WeRide Inc. / Annual Report 2025

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of RMB)

	Note	Class A ordinary shares RMB'000 (Note 28(a))	Class B ordinary shares RMB'000 (Note 28(a))	Ordinary shares RMB'000 (Note 28(a))	Series Seed-1 Preferred Shares RMB'000 (Note 28(a))	Series Seed-2 Preferred Shares RMB'000 (Note 28(a))	Series A Preferred Shares RMB'000 (Note 28(a))	Share premium RMB'000 (Note 28(a))	Share-based compensation reserve RMB'000 (Note 28(b)(i))	Translation reserve RMB'000 (Note 28(b)(ii))	Other reserves RMB'000 (Note 28(b)(iii))	Accumulated losses RMB'000	Treasury shares RMB'000 (Note 28(c))	Total (deficit)/ equity RMB'000
Balance as of January 1, 2024		-	-	8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)
Changes in equity for 2024														
Loss for the year		-	-	-	-	-	-	-	-	-	-	(2,516,808)	-	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	38,364	-	-	-	38,364
Total comprehensive income		-	-	-	-	-	-	-	-	38,364	-	(2,516,808)	-	(2,478,444)
Share-based compensation expenses	7(i)	-	-	-	-	-	-	-	1,187,867	-	-	-	-	1,187,867
Issuance of ordinary shares to settle vested restricted share units ("RSUs")	28(a)(iii)	-	-	6	-	-	-	(6)	-	-	-	-	-	-
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	33(c)	-	-	-	-	-	-	-	(394,195)	-	-	-	-	(394,195)
Bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	28(a)(iv)	-	-	1	-	-	-	-	-	-	-	-	-	1
Cancellation of other financial instruments issued to an investor	21(e)(iv)	-	-	-	-	-	-	-	-	-	4,528	-	-	4,528
Cancellation of treasury shares	28(c)	(1)	-	-	-	-	-	(151,667)	-	-	-	-	151,668	-
Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option, net of commissions and other listing expenses	28(a)(vi)	6	-	-	-	-	-	3,149,258	-	-	-	-	-	3,149,264
Re-designation before the completion of the IPO	28(a)(v)	11	4	(15)	-	-	-	-	-	-	-	-	-	-
Conversion of preferred shares into Class A and Class B ordinary shares	28(a)(vii)	38	*	-	(5)	(4)	(6)	8,648,893	-	-	-	-	-	8,648,916
		54	4	(8)	(5)	(4)	(6)	11,646,478	793,672	-	4,528	-	151,668	12,596,381
Balance as of December 31, 2024		54	4	-	-	-	-	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	-	7,066,019

* Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

WeRide Inc. / Annual Report 2025 83

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of RMB)

	Note	Class A ordinary shares RMB'000 Note 28(a)	Class B ordinary shares RMB'000 Note 28(a)	Share premium RMB'000 Note 28(a)	Share-based compensation reserve RMB'000 (Note 28(b)(i))	Translation reserve RMB'000 Note 28(b)(ii)	Other reserves RMB'000 (Note 28(b)(iii))	Accumulated losses RMB'000	Total equity RMB'000
Balance as of January 1, 2025		54	4	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	7,066,019
Changes in equity for 2025									
Loss for the year		–	–	–	–	–	–	(1,654,900)	(1,654,900)
Foreign currency translation adjustment, net of nil income taxes		–	–	–	–	(122,030)	–	–	(122,030)
Total comprehensive income		–	–	–	–	(122,030)	–	(1,654,900)	(1,776,930)
Share-based compensation expenses	7(i)	–	–	–	449,983	–	–	–	449,983
Issuance of Class A ordinary shares to settle vested RSUs	28(a)(viii)	3	–	(3)	–	–	–	–	–
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	28(a)(viii)	–	–	–	(50,846)	–	–	–	(50,846)
Issuance of Class A ordinary shares for exercise of share options	28(a)(ix) 21(e)(viii) 21(e)(ix)	1	–	103,437	–	–	–	–	103,438
Class A ordinary shares issued to depositary bank	28(a)(x)	5	–	(5)	–	–	–	–	–
Issuance of ordinary shares relating to Global Offering, net of commissions and other listing expense	28(a)(xi)	6	–	2,108,504	–	–	–	–	2,108,510
Surrender of Class A ordinary shares	28(a)(xii)	*	–	*	–	–	–	–	–
		15	–	2,211,933	399,137	–	–	–	2,611,085
Balance as of December 31, 2025		69	4	14,962,531	2,523,287	(318,313)	1,018,848	(10,286,252)	7,900,174

* Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

84 CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of RMB) WeRide Inc. / Annual Report 2025 For the year ended December 31, Note 2024 2025 RMB’000 RMB’000 Operating activities Cash used in operations 21(b) (589,804) (1,317,634) Income tax paid (3,791) (4,100) Net cash used in operating activities (593,595) (1,321,734) Investing activities Payments for purchase of property and equipment (84,004) (247,598) Payments for purchase of intangible assets (1,504) (848) Proceeds from disposal of property, equipment and intangible assets 1,060 1,444 Purchase of time deposits (3,257,020) (1,089,504) Proceeds from maturity of time deposits 5,156,836 1,411,560 Payments for purchase of financial assets at FVTPL (1,807,527) (365,034) Proceeds from sales of financial assets at FVTPL 30(e) 324,791 1,777,236 Payment for loans to employees 18 (14,236) (357) Proceeds from collection of loans to employees 18 7,109 18,982 Net cash generated from investing activities 325,505 1,505,881 The accompanying notes are an integral part of these consolidated financial statements.

85 CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of RMB) WeRide Inc. / Annual Report 2025 For the year ended December 31, Note 2024 2025 RMB’000 RMB’000 Financing activities Proceeds from issuance of ordinary shares 28(a) 1 – Proceeds from initial public offering and exercise of the over-allotment option, net of commissions 3,170,810 – Proceeds from Global Offering, net of commissions and other listing expenses – 2,111,642 Payment of capital element of lease liabilities 21(c) (44,976) (46,629) Payment of interest element of lease liabilities 21(c) (2,276) (2,745) Payment of listing expenses (4,342) (12,452) Proceeds from receipts of subscription price for the convertible redeemable preferred shares 23(a) 19,319 – Proceeds from issuance of Class A ordinary shares for exercise of share options 28(a)(ix) – 57,452 Payment of withholding tax arising from the settlement of vested RSUs 33(c) 28(a)(viii) (394,195) (50,846) Proceeds from bank loans 21(c) 80,000 332,408 Repayment of bank loans 21(c) – (88,323) Payment of interest of bank loans 21(c) (466) (4,063) Advances to a management personnel (1,425) – Proceeds from collection of the advances to a management personnel 1,425 – Net cash generated from financing activities 2,823,875 2,296,444 Net increase in cash and cash equivalents 2,555,785 2,480,591 Cash and cash equivalents as of January 1 21(a) 1,661,152 4,268,300 Effect of foreign exchange rate changes 51,363 (82,587) Cash and cash equivalents as of December 31 21(a) 4,268,300 6,666,304 The accompanying notes are an integral part of these consolidated financial statements.

86 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 1 GENERAL INFORMATION AND BASIS OF PREPARATION AND PRESENTATION (a) General information WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares. On November 6, 2025, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited (“HKEX”). The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”). (b) VIE reorganization Historically, the Company conducted its surveying and mapping in internet mapping service category and held the relevant license through Guangzhou Jingqi Technology Co., Ltd. (“Guangzhou Jingqi” or the former “VIE”) and its subsidiaries prior to March 2023. The Company had control over the former VIE via a series of contractual arrangements (“VIE Arrangements”). The directors of the Company consider that the VIE Arrangements were in compliance with the relevant PRC laws and regulations and were legally binding and enforceable. In March 2023, the Group acquired 100% equity interest of the former VIE and its subsidiaries at the consideration of RMB0.6 million and the previous VIE Arrangements were terminated. Since March 2023, the Company controls the former VIE and its subsidiaries through legal ownership interests and the former VIE and its subsidiaries accounted for as consolidated subsidiaries of the Company.

87 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 1 GENERAL INFORMATION AND BASIS OF PREPARATION AND PRESENTATION (CONTINUED) (c) Basis of preparation and presentation The Group has adopted December 31 as its financial year end date. These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards Accounting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorised for issue by the Board of Directors on April 21, 2026. Material accounting policies adopted by the Group are disclosed in Note 2. The IASB has issued a number of new and revised IFRS Accounting Standards that are first effective or available for early adoption for the annual accounting periods beginning on January 1, 2025. Note 1(d) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the year ended December 31, 2025 reflected in these consolidated financial statements. The new and revised accounting standards and interpretations issued but not yet effective for the accounting period beginning on January 1, 2025 are set out in Note 35. The consolidated financial statements for the years presented comprise the Company and its subsidiaries. The measurement basis used in the preparation of these consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below: – Other investments in securities (see Note 2(g)); and – Financial liabilities measured at FVTPL (see Note (2(s)). The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS Accounting Standards that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 3.

88 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 1 GENERAL INFORMATION AND BASIS OF PREPARATION AND PRESENTATION (CONTINUED) (d) Changes in accounting policies The IASB has issued the following amendments to IFRS Accounting Standards that are first effective for the accounting period beginning on January 1, 2025 and the Group has applied these amendments to these consolidated financial statements for the current year: • Amendments to IAS 21, Lack of exchangeability None of these developments have had a material effect on how the Group’s results and financial position for the accounting period beginning on January 1, 2025 have been prepared or presented. 2 MATERIAL ACCOUNTING POLICIES (a) Subsidiaries Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost. In the Company’s statement of financial position, an investment in a subsidiary is accounted for using the equity method. It is initially recognized at cost, which includes transaction costs. Subsequently, the Company’s statement of financial position includes the Company’s share of the profit or loss and other comprehensive income (“OCI”) of the subsidiary, until the date on which the control is lost. When the Company’s share of losses exceeds its interest in the subsidiary, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the subsidiary. For this purpose, the Company’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Company’s net investment in the subsidiary, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

89 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (b) Business combination The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 2(c)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. (c) Goodwill Goodwill arising on acquisition of businesses is measured at cost less accumulated impairment losses and is tested annually for impairment (see Note 2(h)(ii)). (d) Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal. Depreciation is calculated to write-off the cost of items of property and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows: – Leasehold improvement Over the shorter of the useful lives of the assets or lease terms of the associated properties – Machinery 3-5 years – Motor vehicles 1-6 years – Office equipment and electronic equipment 3-5 years Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

90 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (e) Leased assets At inception of a contract, the Group assesses whether the contract is, or contains, a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use. As a lessee Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases. At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term. Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred. The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write-off the cost using the straight-line method over their estimated useful lives using shorter of the useful lives of the underlying assets or lease terms. The initial fair value of refundable rental deposits is accounted for separately from the right-of-use assets in accordance with the accounting policy applicable to investments in debt securities carried at amortized cost. Any difference between the initial fair value and the nominal value of the deposits is accounted for as additional lease payments made and is included in the cost of right-of-use assets.

91 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (e) Leased assets (Continued) As a lessee (Continued) The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. In the consolidated statements of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the years presented. The Group presents right-of-use assets and lease liabilities separately in the consolidated statements of financial position. (f) Intangible assets (other than goodwill) Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the resulting asset. Otherwise, it is recognized in profit or loss as incurred. Capitalized development expenditure is subsequently measured at cost less accumulated amortization and any accumulated impairment losses. Other intangible assets, including patents and software, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (see Note 2(h)(ii)). Expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred. Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, if any, and is generally recognized in profit or loss.

92 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (f) Intangible assets (other than goodwill) (Continued) The estimated useful lives for the current and comparative periods are as follows: – Software 5-10 years – Patent 8 years Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate. The useful life of patent is determined based on the period of validity of patent protected by the relevant laws after considering the period of the economic benefits to the Group, technical obsolescence and estimates of useful lives of similar assets. (g) Other investments in securities The Group’s policies for investments in securities, other than investments in subsidiaries, are set out below. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at FVTPL for which transaction costs are recognized directly in profit or loss. These investments are subsequently accounted for as follows, depending on their classification: (i) Non-equity investments Non-equity investments held by the Group are investments in certain wealth management products managed by the banks and certain private fund that do not meet the criteria for being measured at amortized cost or FVOCI (recycling) and are classified into FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Changes in the fair value of the investments are recognized in profit or loss as “fair value changes of financial assets at FVTPL”. (ii) Equity investments An investment in equity interests is classified as financial assets at FVTPL, unless the investment is not held for trading purposes and on initial recognition the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in OCI. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. If such election is made for a particular investment, at the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings and not recycled through profit or loss. Dividends from an investment in equity interests, irrespective of whether classified as at FVTPL or FVOCI, are recognized in profit or loss.

93 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (h) Credit losses and impairment of assets (i) Credit losses from financial instruments and contract assets The Group recognizes a loss allowance for expected credit losses (“ECLs”) on financial assets measured at amortized cost (including cash, cash equivalents, restricted cash, time deposits, trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables) and contract assets. Measurement of ECLs ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls between the contractual and expected amounts. The expected cash shortfalls are discounted using the following rates if the effect is material: – fixed-rate financial assets: trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees, other receivables and contract assets: effective interest rate determined at initial recognition or an approximation thereof; – variable-rate financial assets: current effective interest rate; The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. ECLs are measured on either of the following bases: – 12-month ECLs: these are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months); and – lifetime ECLs: these are the ECLs that result from all possible default events over the expected lives of the items to which the ECL model applies.

94 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (h) Credit losses and impairment of assets (Continued) (i) Credit losses from financial instruments and contract assets (Continued) Measurement of ECLs (Continued) The Group measures loss allowances at an amount equal to lifetime ECLs except for the following, which are measured at 12-months ECLs: – financial instruments that are determined to have low credit risk at the reporting date; and – other financial instruments for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition. Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs. Significant increases in credit risk When determining whether the credit risk of a financial has increased significantly since initial recognition and when measuring ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information. The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Group considers a financial asset to be in default when: – the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or – the financial asset is 90 days past due. ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

95 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (h) Credit losses and impairment of assets (Continued) (i) Credit losses from financial instruments and contract assets (Continued) Credit-impaired financial assets At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events: – significant financial difficulties of the debtor; – a breach of contract, such as a default or past due event; – it is probable that the debtor will enter bankruptcy or other financial reorganization; or – the disappearance of an active market for a security because of financial difficulties of the issuer. Write-off policy The gross carrying amount of a financial asset or contract asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the asset becomes past due or when the Group otherwise determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs. (ii) Impairment of other non-current assets At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”s). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

96 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (h) Credit losses and impairment of assets (Continued) (ii) Impairment of other non-current assets (Continued) The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the resulting carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (i) Inventories Inventories are assets which are held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services. Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method and comprises the purchase cost of goods after deducting discounts from suppliers. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognized as cost of revenue in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as cost of revenue in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as cost of revenue in the period in which the reversal occurs.

97 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (j) Restricted cash Bank balances that are restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated statements of financial position. The Group’s restricted cash includes secured deposit held in designated bank accounts for the issuance of bank guarantee, the payment of the rentals and credit cards. (k) Cash, cash equivalents and time deposits Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Time deposits, which mature within one year at the end of each reporting period, represent interest-bearing certificates of deposits placed with banks and other financial institutions with original maturities of more than three months. Cash, cash equivalents and time deposits are assessed for ECL in accordance with the policy set out in Note 2(h)(i). (l) Trade and other receivables A receivable is recognized when the Group has an unconditional right to receive consideration and only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost (see Note 2(h)(i)).

98 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (m) Trade and other payables Trade and other payables are initially recognized at fair value. Subsequently to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts. (n) Interest-bearing bank loans Interest-bearing bank loans are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing bank loans are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(aa)). (o) Contract assets and contract liabilities A contract asset is recognized when the Group recognizes revenue (see Note 2(x)) before being unconditionally entitled to the consideration under the terms set out in the contract. Contract assets are assessed for ECLs (see Note 2(h)(i)) and are reclassified to receivables when the right to the consideration becomes unconditional (see Note 2(l)). A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(x)). A contract liability is also recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such latter cases, a corresponding receivable is also recognized (see Note 2(l)). When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(bb)). (p) Ordinary shares and non-redeemable preferred shares Ordinary shares and non-redeemable preferred shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Preferred shares and other financial instruments subject to redemption and other preferential rights are classified as liabilities (see Note 2(q)).

99 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (q) Preferred shares and other financial instruments subject to redemption and other preferential rights (i) Convertible redeemable preferred shares The redemption features in the preferred shares give rise to financial liabilities as under these features, the preferred shares are redeemable in cash at the option of the shareholders in case of the occurrence of triggering events that are beyond the control of the Company and the holders of the preferred shares. The liabilities resulting from these contingent redemption obligations are measured at the present value of the redemption amount. When there are different possible redemption scenarios with different present values of the redemption amounts, the carrying amount of the liabilities are measured at the highest present value of redemption amount that could be triggered by the contingent redemption events. Under the “worst case” approach, the changes in the carrying amount of the liabilities are recognized in profit or loss. If the preferred shares are converted into ordinary shares, the carrying amount of the financial liabilities is transferred to share capital and share premium. (ii) Other financial instruments subject to redemption and other preferential rights The Group enters into a series of agreements with certain investors, under which the Group and the investors commit to issue/subscribe for the convertible redeemable preferred shares upon the occurrence of specified contingent events (i.e. obtaining regulator’s approval and completion of the foreign exchange registration procedures for the overseas direct investments (“ODI”)). The investors have paid the subscription price upfront upon signing the agreements. Such commitments to issue/subscribe for the convertible redeemable preferred shares are referred as the other financial instruments subject to redemption and other preferential rights (the “other financial instruments”). The convertible redeemable preferred shares would give rise to financial liabilities as mentioned in Note 2(q)(i) above, when they are issued. As the issuance of the convertible redeemable preferred shares is conditional on the occurrence of the specified contingent events that are beyond the control of both the Group and counterparties, the Group recognizes such financial instruments as financial liabilities. These liabilities are measured at the present value of the redemption amount in accordance with Note 2(q)(i). Any changes in the carrying amount of these financial instruments issued to investors are recorded in profit or loss as “changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights”. The Group classifies the preferred shares and other financial instruments subject to redemption and other preferential rights as current liabilities, as these preferred shares and other financial instruments may be converted into ordinary shares at the option of the holders at any time and the conversion feature does not meet the definition of an equity instrument.

100 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (r) Treasury shares When ordinary shares and preferred shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are presented as treasury shares included within equity. When those shares are subsequently cancelled or retired, the treasury share would be adjusted by an amount that corresponds to the sum of the par value and the share premium amounts of the shares so cancelled or retired. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium. (s) Financial liabilities measured at FVTPL Warrant liabilities arise from the warrants granted by the Group under which the holders have the rights to subscribe for the Group’s preferred shares at a predetermined price during a specific period. Warrant liabilities are measured at fair value, with changes in fair value recognized in profit or loss. (t) Put option liabilities Put option liabilities represent the present value of liabilities in relation to put options granted to non-controlling shareholders of the Group’s subsidiary. Under the put option clauses, the non-controlling shareholders have right to sell their equity interest to the subsidiary at a pre-agreed price on the occurrence of some certain events that are beyond the Group’s control. Since the Group is obligated to pay cash to the investors upon occurrence of certain events beyond the Group’s control, the put option liabilities were initially recognized at present value of redemption amount by the Group with reference to the present value of the estimated future cash outflows, and were accreted to redemption amount subsequently. (u) Employee benefits (i) Short-term employee benefits Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values. (ii) Contributions to defined contribution plans Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese Mainland participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

101 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (u) Employee benefits (Continued) (iii) Share-based compensation The Company operates a share incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based awards, whereby employees render services as consideration for equity instruments (“share-based compensation”). For share-based compensation expenses, the fair value of share-based awards granted to employees is recognized as an employee cost with a corresponding increase in a share-based compensation reserve within equity. The fair value is measured at grant date using the binomial options pricing model, taking into account the terms and conditions upon which the share-based awards were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share-based awards, the total estimated fair value of the share-based awards is spread over the vesting period, taking into account the probability that the share-based awards will vest. During the vesting period, the number of share-based awards that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity-settled share-based compensation reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share-based awards that vest (with a corresponding adjustment to the share-based compensation reserve). If the Company repurchases vested share-based awards, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the share-based awards repurchased, measured at the repurchase date. Any such excess shall be recognized as an expense. Where the terms or conditions of a share-based awards granted are modified, as a minimum, an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments arrangement, or is otherwise beneficial to the employee as measured at the date of modification; if a modification reduces the total fair value of the share-based awards granted, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the share-based awards granted (unless those share-based awards are forfeited) as if that modification had not occurred.

102 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (u) Employee benefits (Continued) (iv) Termination benefits Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits. (v) Income tax Income tax expense comprises current tax and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI. Current tax comprises the estimated tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects any uncertainty related to income taxes. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax assets and liabilities are offset only if certain criteria are met. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for: – temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; – temporary differences related to investment in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; – taxable temporary differences arising on the initial recognition of goodwill; and – those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development. The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

103 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (v) Income tax (Continued) Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves. (w) Provisions and contingent liabilities Provisions are recognized when the Group has a legal or constructive obligation as a result of past events; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount has been reliably estimated. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. Where some of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized of any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision. (x) Revenue and other income Income is classified by the Group as revenue when it arises from the sale of goods or the provision of services from contracts with customers. Revenue is recognized when control over a good or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of any trade discounts.

104 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: • provides the benefits received and consumed simultaneously by the customer; • creates or enhances an asset that the customer controls as the Group performs; or • does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the performance by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods or services. Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the observable prices charged to customers when the Group sells that good or service separately. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of information. Assumptions and estimations have been made in estimating the standalone selling price, and changes in those assumptions and estimates may impact the revenue recognition. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer and that right is conditional on something other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group allows customers return goods only when the goods are defective.

105 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) The Group has taken advantage of the practical expedient and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less. The contracts with customers generally do not include significant financing components or variable consideration. Warranty obligations The Group provides customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. The Group assessed that this standard warranty is an assurance type warranty. In addition, subject to the product liability related laws and regulations in the jurisdictions where the Group’s products and services are offered, the Group is obliged to pay compensation if its products cause harm or damage. The Group accounts for such obligation and the standard warranty in accordance with Note 2(w). The Group also offers an option to the customers to purchase a warranty for an extended period. The Group assessed such extended warranty is a service type warranty and accounts for it as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period. See Note 2(x)(ii). The Group generates revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including advanced driver-assistance system (“ADAS”) research and development (R&D) services, and intelligent data services.

106 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) Details of the Group’s accounting policies for revenue and other income sources are as follows: (i) Sales of autonomous driving vehicles The Group sells autonomous driving vehicles to customers with provision of landing deployment services to make the autonomous driving vehicles operational on the roads specified by the customers. Landing deployment services include setting-up vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions. The Group has determined that the autonomous driving vehicles and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation. In this connection, the Group’s contractual promise to customers of autonomous driving vehicles is to sell specialized autonomous driving vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, autonomous driving vehicles cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers and the Group will not be able to fulfil its promise in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering autonomous driving vehicles is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the autonomous driving vehicles is highly dependent on the successful completion of the landing deployment services by the Group, and the Group has combined autonomous driving vehicles and landing deployment services are accounted for as a single performance obligation. Revenue is recognized at a point in time when the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group. Commencing in 2025, the Group sells customized vehicles manufactured by its OEM partners for its customers based on customers’ specific requirement, which can be upgraded to autonomous driving vehicles by installing the Group’s autonomous driving sensor suites and providing landing deployment requested by customers in the future.

107 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) Details of the Group’s accounting policies for revenue and other income sources are as follows: (Continued) (i) Sales of autonomous driving vehicles (Continued) The Group assesses that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by the Group. Specifically, from that point of time, the Group has the ability to direct the use of the vehicles, including installing the Group’s autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. the Group’s customers) as the Group decides, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition, the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation, which means that the Group combines the vehicles manufactured by its OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, the Group had determined that it is a principal for the sales of autonomous driving vehicles. The Group sells sensor suites that combine software and hardware and can be directly applied in a wide range of vehicles. Revenue from the sales of sensor suites is recognized generally at a point in time when the products are delivered to and are accepted by customers. (ii) Autonomous driving related operational and technical support services The Group provides optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to three years, using a time-elapsed measure of progress. In some circumstances, the Group also provides autonomous driving related technical support services based on customer’s request. Revenue from the provision of technical support services is recognized over the service period, which generally vary from several months to three years, using a time-elapsed measure of progress.

108 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) Details of the Group’s accounting policies for revenue and other income sources are as follows: (Continued) (iii) Other technology services ADAS R&D services Commencing in 2022, the Group provides customized ADAS R&D services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services for which the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date, is recognized over time. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract. Revenue from the provision of these services for which the Group does not have an enforceable right to payment for performance completed to date, is recognized at point in time when the control of the service is transferred to customers upon acceptance notes signed by the customers. Generally, the Group’s contracts with its customers do not include any variable consideration. One exception is for the contract in relation to the ADAS R&D services, under which the Group is entitled to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. The Group estimates the amount of royalties using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on the Group’s estimate, no revenue has been recognized in relation to such variable consideration for the years presented due to the uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, the Group updates the estimate and therefore the transaction price accordingly.

109 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (x) Revenue and other income (Continued) Details of the Group’s accounting policies for revenue and other income sources are as follows: (Continued) (iii) Other technology services (Continued) Intelligent data services Commencing in 2024, the Group provides customized intelligent data services for customers based on their business needs. Revenue from the provision of these services is recognized over time since the customers simultaneously receive and consume the benefits as the Group performs. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using either input method or output method, whichever is appropriate. To some extent, the Group arranges such services where it assists its customers in finding a provider to complete such services requested by the customers. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide such services, nor does the Group have the ability to control the related services. The Group earns a service fee, which is the difference between the amount paid by the customers to the Group and the amount paid to the service provider by the Group. Receivables from payments made on behalf of customers represented the amount paid to service provider in advance by the Group on behalf of its customers, see Note 18. (iv) Government grants Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

110 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (y) Foreign currency translation Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States Dollars (“USD”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated. Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the years presented. Exchange gains and losses are recognized in profit or loss and presented outside the operating results in the consolidated statements of profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured. The results of foreign operations are translated into RMB at the average exchange rates for the period. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized. (z) Research and development expenses Research and development expenses are expensed as incurred. Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Group’s autonomous driving technology platform and autonomous driving vehicles, depreciation of equipment used in research and development and allocated overhead costs. The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.

111 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (z) Research and development expenses (Continued) Autonomous driving technology is an emerging technology and has potential to be applied in a wide range of different use cases. The Group faces significant challenges and uncertainty as to whether it can successfully develop and, more importantly, commercialize its autonomous driving technology platform and autonomous driving vehicles, due to expectations for better-than-human driving performance, considerable capital requirements, long lead time in development, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. While certain autonomous driving use cases are already in the early stages of commercialization and the Group started to generate revenue since 2020, as the Group’s development activities moved on to cater for more challenging use cases involving more complex road conditions, the level of uncertainties from the above sources remain high. As such, the Group cannot demonstrate these activities would generate probable future economic benefits. (aa) Borrowing costs Borrowing costs are expensed in which they are incurred. (bb) Interest income Interest income is recognized using the effective interest method and presented outside the operating results in the consolidated statements of profit or loss. (cc) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole. For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting.

112 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 2 MATERIAL ACCOUNTING POLICIES (CONTINUED) (dd) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others). (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member). (iii) Both entities are joint ventures of the same third party. (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity. (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. (vi) The entity is controlled or jointly controlled by a person identified in (a). (vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). (viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

113 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 3 ACCOUNTING ESTIMATES AND JUDGMENTS Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. (a) Fair value of warrant liabilities The Group measures the warrant liabilities (Note 2(s)) at fair value. There are no quoted prices in an active market, the fair value of warrant liabilities is established with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of the Company’s ordinary shares and the estimated probability of the occurrence of triggering events, require management estimates. Management’s estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities. (b) Share-based compensation The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group had to estimate the vesting periods of the share awards which were variable and subject to an estimate of when an IPO of the Company would occur before it completed its IPO in October 2024. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 29.

114 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 4 SEGMENT REPORTING For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented. Geographic information The Group’s assets, liabilities, and expenses are substantially located/incurred in the PRC. Disaggregation of revenue from contracts with customers based on the locations of the customers are as follows: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Chinese Mainland 311,770 484,826 Overseas regions 49,364 199,761 361,134 684,587

WeRide Inc. / Annual Report 2025 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

5 REVENUE

The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers, robovans and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.

(i) Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:

	For the year ended December 31,	
	2024 RMB'000	**2025 RMB'000**
Disaggregated by major products or service lines:		
Sales of robotaxis and related services	47,832	**147,993**
Sales of other vehicles and related services		
– Robobus	79,688	**231,473**
– Robosweeper	55,320	**96,083**
– Robovan	13,393	**10,493**
Other technology services	164,901	**198,545**
	361,134	**684,587**

116 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 5 REVENUE (CONTINUED) (i) Disaggregation of revenue (Continued) Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Disaggregated by major products or service lines: Autonomous driving related operational and technical support services 108,523 126,199 Other technology services 164,901 198,545 Provision of services 273,424 324,744 Sales of autonomous driving vehicles 87,710 359,843 361,134 684,587 Timing of revenue recognition Point in time 87,710 396,431 Over time 273,424 288,156 361,134 684,587 The major customers, which individually contributed more than 10% of total revenue of the Group for the years ended December 31, 2024 and 2025 are as follows. Details of concentrations of credit risk of the Group are set out in Note 30(a).

WeRide Inc. / Annual Report 2025 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

5 REVENUE (CONTINUED)

(i) Disaggregation of revenue (Continued)

Disaggregation of revenue from contracts with customers by products or service lines and timing of revenue recognition are as follows: (Continued)

	For the year ended December 31,	
	2024	**2025**
Customer A	24%	*
Customer B	–	**11%**
Customer C	*	**11%**
Customer D	*	**10%**

* represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective year.

(ii) Revenue expected to be recognized in the future arising from contracts with customers in existence as of the reporting date

As of December 31, 2024 and 2025, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group's existing contracts were RMB88.3 million and RMB169.6 million, respectively. These amounts represented revenue expected to be recognized in the future from operational services and ADAS research and development services contracts entered into by the customers with the Group. The Group will recognize the expected revenue in future when or as the work is completed, which is expected to occur over the next one to three years.

The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 such that the above information does not include any remaining performance obligations are part of a contract that has an original expected duration of one year or less. The above information also does not include any amount of royalties under an arrangement with a customer as described in Note 2 (x)(ii).

6 OTHER NET INCOME

	For the year ended December 31,	
	2024 RMB'000	**2025** **RMB'000**
Government grants	14,132	**12,556**
Net (loss)/gain on disposal of non-current assets	1,013	**(3,468)**
Others	1,346	**(4,176)**
	16,491	**4,912**

118 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 7 EXPENSES BY NATURE For the year ended December 31, 2024 2025 RMB’000 RMB’000 Payroll and employee benefits (Note 7(i)) 1,953,723 1,462,351 Cost of inventories (Note 16(b)) 71,716 236,167 Depreciation and amortization (Note 7(ii)) 101,131 166,679 Professional services fee 80,742 202,138 Service fee from a related party (Note 33) 90,055 66,805 Outsourcing service fee 67,438 139,771 Utilities and property management fee 35,698 48,100 Listing expense relating to the public offering on Nasdaq 24,622 – Listing expense relating to the Global Offering 1,814 37,028 Others 107,205 160,605 Total cost of revenue, research and development expenses, administrative expenses and selling expenses 2,534,144 2,519,644 Notes: (i) Payroll and employee benefits: Salaries, allowances, bonus and benefits in kind 728,373 950,949 Contributions to defined contribution retirement plan 37,483 61,419 Share-based compensation expenses (Note 29) 1,187,867 449,983 1,953,723 1,462,351 (ii) Depreciation and amortization: Property and equipment (Note 11) 58,312 111,356 Right-of-use assets (Note 12) 38,484 50,779 Intangible assets (Note 13) 4,335 4,544 101,131 166,679 The auditor’s remuneration in relation to audit service provided for the year ended December 31, 2025 was RMB15.9 million, including the audit fee relating to the Global Offering in connection with the listing on the Hong Kong Stock Exchange in 2025.

WeRide Inc. / Annual Report 2025 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

8 OTHER FINANCE COSTS

	For the year ended December 31,	
	2024 RMB'000	**2025 RMB'000**
Interest on bank loans (Note 21(c))	525	**4,182**
Interest on lease liabilities (Note 21(c))	2,276	**2,745**
Changes in the carrying amount of put option liabilities (Note 21(c))	650	**2,201**
	3,451	**9,128**

9 INCOME TAX

(a) Taxation in the consolidated statements of profit or loss represents:

The Group provided the current income tax expense of RMB5.9 million and RMB4.1 million for the years ended December 31, 2024 and 2025, respectively. It represented withholding tax levied at 10% on interest income earned by the Company and its subsidiary in Hong Kong from banks located Chinese Mainland, and withholding tax levied at 30% on interest income earned by the Company from banks located the U.S., which are non-PRC or non-U.S. residents according to the relevant rules and regulations of the Chinese Mainland or the U.S.

Reconciliation between tax expense and accounting loss at applicable tax rates:

	For the year ended December 31,	
	2024 RMB'000	**2025 RMB'000**
Loss before taxation	(2,510,940)	**(1,650,800)**
Notional tax benefit on loss before taxation, calculated at the rates applicable to losses in the jurisdictions concerned	(438,268)	**(425,286)**
Tax effect of non-deductible share-based compensation expenses	230,195	**104,076**
Tax effect of additional deduction on research and development expenses	(111,813)	**(130,825)**
Tax effect of preferential income tax rate applicable to subsidiaries	73,651	**69,511**
Tax effect of non-taxable interest income	(19,894)	**(20,242)**
Tax effect of withholding tax on interest income (Note (iii)(vi))	5,868	**4,100**
Tax effect of unused tax losses and deductible temporary differences not recognized	266,129	**402,766**
Income tax	5,868	**4,100**

120 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 9 INCOME TAX (CONTINUED) (a) Taxation in the consolidated statements of profit or loss represent: (Continued) Notes: (i) The Cayman Islands Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. (ii) Hong Kong Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax at the rate of 16.5% of the estimated assessable profit generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first Hong Kong Dollar (“HKD”) 2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. No provision for Hong Kong Profits Tax has been made, as the subsidiary of the Group incorporated in Hong Kong did not have assessable profits which are subject to Hong Kong Profits Tax for the years ended December 31, 2024 and 2025. (iii) the U.S. Under the United States Internal Revenue Code, the subsidiary of the Group established in the U.S. is subject to a unified Federal CIT rate of 21% and state income and franchise tax of 8.84%. Interest income derived by the Company from the U.S. is subject to 30% U.S. federal withholding tax. (iv) United Arab Emirates (“UAE”) Under the Federal Decree-Law No. 47 of 2022 of the United Arab Emirates, the subsidiary of the Group established in the UAE is subject to a standard CIT rate of 9%. (v) Singapore Under the Income Tax Act 1947 of Singapore, the subsidiary of the Group established in Singapore is subject to a flat CIT rate of 17%. (vi) the PRC Under the PRC Corporate Income Tax (“CIT”) Law, the subsidiaries of the Group established in the PRC and the former VIE are subject to a unified statutory CIT rate of 25%, unless otherwise specified. Guangzhou WeRide Tech. Co., Ltd. and WeRide Robotaxi (Beijing) Tech. Co., Ltd. had obtained approvals from the tax bureau to be taxed as enterprises with advanced and new technologies for the period from the calendar years from 2022 to 2024 and from 2024 to 2026, respectively, and therefore enjoyed a preferential PRC CIT rate of 15%. Guangzhou Wenyuan has successfully completed the re-certification as a high-tech enterprise and continues to enjoy the preferential tax policies from 2025 to 2027. Interest income derived by the Company and its subsidiary in Hong Kong from the Chinese Mainland are subject to CIT on a withholding basis at rate of 10%. No provision for income taxes has been made for the years ended December 31, 2024 and 2025, as the Company and its subsidiaries, and the former VIE and its subsidiaries have either sustained loss for tax purpose or their unused tax losses were sufficient to cover their estimated assessable profits for the year.

WeRide Inc. / Annual Report 2025 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

9 INCOME TAX (CONTINUED)

(b) Deferred tax assets and liabilities recognized

(i) Movements of each component of deferred tax assets and liabilities:

	Assets			Liabilities		
Deferred tax arising from:	**Tax losses**	**Lease liabilities**	**Total**	**Intangible assets**	**Right-of-use assets**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	2,781	7,731	10,512	(5,483)	(8,518)	(14,001)
(Charged)/credited to profit or loss	(401)	299	(102)	997	(895)	102
As of December 31, 2024	2,380	8,030	10,410	(4,486)	(9,413)	(13,899)
(Charged)/credited to profit or loss	703	3,393	4,096	997	(5,093)	(4,096)
As of December 31, 2025	**3,083**	**11,423**	**14,506**	**(3,489)**	**(14,506)**	**(17,995)**

(ii) Reconciliations to the consolidated statements of financial position:

	As of December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Net deferred tax assets in the consolidated statements of financial position	997	**–**
Net deferred tax liabilities in the consolidated statements of financial position	(4,486)	**(3,489)**

122 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

9 INCOME TAX (CONTINUED)

(c) Deferred tax assets not recognized

The Group has not recognized deferred tax assets in respect of cumulative tax losses, including deductible temporary differences, whose expiry dates are:

	As of December 31,	
	2024 RMB'000	**2025 RMB'000**
Within 1 year	32,408	**36,658**
More than 1 year but within 5 years	1,147,924	**1,301,948**
More than 5 years	3,082,867	**4,659,667**
	4,263,199	**5,998,273**

Management is of opinion that it is not probable that future taxable profits against which the losses above can be utilised will be available in the relevant tax jurisdiction and entity.

10 LOSS PER CLASS A AND CLASS B ORDINARY SHARE

(a) Basic loss per Class A and Class B ordinary share

The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.

In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as "outstanding" for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the years presented have been retrospectively adjusted for the bonus element in such issuance.

123 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 10 LOSS PER CLASS A AND CLASS B ORDINARY SHARE (CONTINUED) (a) Basic loss per Class A and Class B ordinary share (Continued) Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively. Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subsequently on March 13, 2026, the Extraordinary General Meeting approved the amendment of voting rights of Class B ordinary shares to 10 votes per share. (i) Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share For the year ended December 31, 2024 2025 Number of shares (in ’000) Number of shares (in ’000) Issued Class A and Class B ordinary shares as of January 1 105,614 826,214 Effect of bonus element in issuance of Class A ordinary shares to Series D and Series D+ preferred shareholders 12,807 – Effect of ordinary shares issued (Note (i)) 34,990 54,484 Effect of Class A ordinary shares issued upon IPO and exercise of the over-allotment option 16,350 – Effect of Class A ordinary shares issued upon Global Offering – 13,540 Effect of Class A and Class B ordinary shares converted from preferred shares 100,188 – Effect of Class A ordinary shares surrendered – * Effect of ordinary shares deemed to be in issue (Note (ii)) 24,701 31,785 Weighted average number of Class A and Class B ordinary shares for the year 294,650 926,023 * Represents shares less than 1,000.

124 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 10 LOSS PER CLASS A AND CLASS B ORDINARY SHARE (CONTINUED) (a) Basic loss per Class A and Class B ordinary share (Continued) (i) Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share (Continued) Note: (i) As disclosed in Note 28(a)(x), for the year ended December 31, 2025, the Company issued 75,000,000 Class A ordinary shares to its share depositary bank to be used to settle vested RSUs and share options upon their exercise. These shares have been excluded from the computation of loss per ordinary share until they are used for the settlement of vested RSUs and exercise of vested share options. (ii) The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees. (ii) Calculations of basic loss per Class A and Class B ordinary share For the year ended December 31, 2024 2025 Loss attributable to ordinary shareholders of the Company (in RMB’000) (2,516,808) (1,654,900) Weighted average number of Class A and Class B ordinary shares in issue (in ’000) 294,650 926,023 Basic loss per Class A and Class B ordinary share (in RMB) (8.54) (1.79) (b) Diluted loss per Class A and Class B ordinary share There was no difference between basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2024 and 2025 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company (Note 23); 2) non-redeemable preferred shares (Note 28); and 3) the share options (Note 29).

WeRide Inc. / Annual Report 2025 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

11 PROPERTY AND EQUIPMENT

	Leasehold improvement RMB'000	Office equipment and electronic equipment RMB'000	Machinery RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
As of January 1, 2024	39,462	87,967	125,027	34,779	191	287,426
Additions	9,739	61,440	12,866	5,148	68	89,261
Transfer in/(out)	–	–	78	132	(210)	–
Transfers from inventories	–	–	–	50,286	–	50,286
Disposals	–	(120)	(609)	(8,062)	(49)	(8,840)
Effect of movement in exchange rates	297	104	671	158	–	1,230
As of December 31, 2024	49,498	149,391	138,033	82,441	–	419,363
Additions	14,396	196,544	20,259	2,512	–	233,711
Transfers from inventories	–	–	5,286	77,916	–	83,202
Disposals	–	(189)	(101)	(7,702)	–	(7,992)
Effect of movement in exchange rates	(448)	(168)	(1,151)	(247)	–	(2,014)
As of December 31, 2025	63,446	345,578	162,326	154,920	–	726,270
Accumulated depreciation:						
As of January 1, 2024	(29,310)	(43,829)	(97,007)	(18,706)	–	(188,852)
Depreciation	(8,202)	(29,478)	(12,435)	(8,197)	–	(58,312)
Disposals	–	21	56	6,910	–	6,987
Effect of movement in exchange rates	(286)	(88)	(523)	(110)	–	(1,007)
As of December 31, 2024	(37,798)	(73,374)	(109,909)	(20,103)	–	(241,184)
Depreciation	(9,270)	(64,572)	(11,291)	(26,223)	–	(111,356)
Disposals	–	8	101	3,277	–	3,386
Effect of movement in exchange rates	448	148	851	206	–	1,653
As of December 31, 2025	(46,620)	(137,790)	(120,248)	(42,843)	–	(347,501)
Carrying amounts:						
As of December 31, 2024	11,700	76,017	28,124	62,338	–	178,179
As of December 31, 2025	16,826	207,788	42,078	112,077	–	378,769

126 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

12 RIGHT-OF-USE ASSETS

	Properties RMB'000	Motor vehicles RMB'000	Total RMB'000
Cost			
As of January 1, 2024	150,067	8,734	158,801
Additions	59,159	4,488	63,647
Derecognition	(60,738)	(5,059)	(65,797)
Effect of movement in exchange rates	300	–	300
As of December 31, 2024	148,788	8,163	156,951
Additions	50,963	4,611	55,574
Derecognition	(34,324)	–	(34,324)
Effect of movement in exchange rates	(287)	–	(287)
As of December 31, 2025	165,140	12,774	177,914
Accumulated depreciation:			
As of January 1, 2024	(101,843)	(5,300)	(107,143)
Charge for the year	(36,609)	(1,875)	(38,484)
Derecognition	57,531	4,848	62,379
Effect of movement in exchange rates	(139)	–	(139)
As of December 31, 2024	(81,060)	(2,327)	(83,387)
Charge for the year	(48,624)	(2,155)	(50,779)
Derecognition	21,979	–	21,979
Effect of movement in exchange rates	143	–	143
As of December 31, 2025	(107,562)	(4,482)	(112,044)
Carrying amounts:			
As of December 31, 2024	67,728	5,836	73,564
As of December 31, 2025	57,578	8,292	65,870

127 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 12 RIGHT-OF-USE ASSETS (CONTINUED) The analysis of expense items in relation to leases recognized in profit or loss is as follows: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Depreciation charge of right-of-use assets by class of underlying asset: Properties 36,609 48,624 Vehicles 1,875 2,155 38,484 50,779 Interest on lease liabilities (Note 8) 2,275 2,745 Expense relating to short-term leases 1,686 8,357 42,445 61,881 Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(d) and Note 22, respectively. Notes: (i) Properties The Group leases properties for its office premises, staff accommodations and garage. The leases of offices and parking space typically run for a period of one to five years. (ii) Vehicles The Group leases vehicles with lease terms of five years.

128 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 13 INTANGIBLE ASSETS Patent Software Total RMB’000 RMB’000 RMB’000 Cost As of January 1, 2024 31,900 4,474 36,374 Purchases – 1,504 1,504 Disposals – (103) (103) Effect of movement in exchange rates – 19 19 As of December 31, 2024 31,900 5,894 37,794 Purchases – 848 848 Effect of movement in exchange rates – (28) (28) As of December 31, 2025 31,900 6,714 38,614 Accumulated amortization: As of January 1, 2024 (9,969) (1,811) (11,780) Amortization (3,988) (347) (4,335) Disposals – 2 2 Effect of movement in exchange rates – (17) (17) As of December 31, 2024 (13,957) (2,173) (16,130) Amortization (3,987) (557) (4,544) Effect of movement in exchange rates – 26 26 As of December 31, 2025 (17,944) (2,704) (20,648) Carrying amounts: As of December 31, 2024 17,943 3,721 21,664 As of December 31, 2025 13,956 4,010 17,966

129 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 14 GOODWILL The Group’s goodwill arises from its business acquisition in 2021. As the acquisition gave an extra boost to the Group’s research and development capabilities, the business of the acquired companies was integrated into the Group’s businesses to provide autonomous driving technology related solutions after the business acquisition. The Group has determined that the overall business constitutes one single CGU, named “Auto-driving CGU”. All the goodwill has been allocated to the Auto-driving CGU. Impairment test of goodwill The recoverable amounts of the Auto-driving CGU are determined based on the higher of value-in-use and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using an estimated growth rate which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a discount rate. The discount rate used is pre-tax and reflects specific risks relating to the Auto-driving CGU. Key assumptions used for the impairment test of goodwill were as follows: As of December 31, 2024 2025 Pre-tax discount rate 18.6% 19.0% Estimated growth rate 2.0% 2.0% Based on the impairment test performed, the recoverable amount of the Auto-driving CGU exceeded the carrying amount as of December 31, 2024 and 2025, respectively. Therefore, management determined that goodwill was not impaired as of December 31, 2024 and 2025. Based on the management’s expectations reasonably possible changes in key assumptions disclosed above would not cause the carrying amount of the Auto-driving CGU to exceed its recoverable amount.

130 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

15 RESTRICTED CASH

	As of December 31,	
	2024 RMB'000	**2025** **RMB'000**
Non-Current		
Deposits for renting office (Note (i))	6,635	**–**
Deposits for bank guarantee	3,034	**6,487**
	9,669	**6,487**
Current		
Deposits for renting office (Note (i))	–	**6,488**
Deposits for bank guarantee and credit cards	4,814	**6,422**
	4,814	**12,910**

Notes:

(i) Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

16 INVENTORIES

(a) Inventories comprise:

	As of December 31,	
	2024 RMB'000	**2025** **RMB'000**
Production supplies	76,961	**72,840**
Work in progress (Note (i))	127,744	**248,181**
	204,705	**321,021**

Note:

(i) Work in progress represents vehicles in the process of landing deployment for sale.

131 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 16 INVENTORIES (CONTINUED) (b) The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Carrying amounts of inventories sold 46,055 229,221 Write down of inventories 25,661 6,946 71,716 236,167 17 CONTRACT ASSETS AND CONTRACT LIABILITIES (a) Contract assets As of December 31, 2024 2025 RMB’000 RMB’000 Contract assets Arising from sales of autonomous driving vehicles 19,933 21,251 Arising from provision of services 18,280 25,964 Less: loss allowance (Note 30(a)) (9,647) (23,910) 28,566 23,305 Current portion 28,005 23,305 Non-current portion (Note 19) 561 –

132 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

17 CONTRACT ASSETS AND CONTRACT LIABILITIES (CONTINUED)

(a) Contract assets (Continued)

All of the amounts are expected to be recovered within one year from the end of each of the reporting year, except for the amounts of RMB561 thousand and nil as of December 31, 2024 and 2025 related to retentions included in other non-current assets, which are expected to be recovered over one year.

The Group typically agrees to a retention period between one to three years for the sales of autonomous driving vehicles after the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group. The related retentions are included in the contract assets until the end of the retention period as the Group's entitlement to the retentions is conditional on the Group's work satisfactorily passing retention period. Based on historical experience the Group was able to collect the retentions.

In addition, the Group's service contracts include payment schedules which require stage payments over the service period once the milestones are reached.

(b) Contract liabilities

	As of December 31,	
	2024 RMB'000	**2025** **RMB'000**
Contract liabilities		
– Billings in advance of performance	2,119	**10,843**
– Billings in advance of goods transferred	2,357	**17,669**
	4,476	**28,512**

The amount of RMB12.5 million and RMB3.1 million included in contract liabilities as of December 31, 2023 and 2024 was recognized as revenue in the year ended December 31, 2024 and 2025, respectively.

133 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 18 TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES As of December 31, 2024 2025 RMB’000 RMB’000 Trade receivables 318,044 531,930 Less: loss allowance (Note 30(a)) (65,437) (69,795) Trade receivables, net of loss allowance 252,607 462,135 Receivables from payments made on behalf of customers, net of allowance 31,917 19,593 Receivables from loans to employees (Note (i)) 18,501 – Other receivables 50,418 19,593 Trade and other receivables at amortized cost 303,025 481,728 Prepayments to suppliers 67,542 109,584 Refundable value-added tax 64,678 106,946 Others 15,014 33,863 Prepayments 147,234 250,393 Prepayments and other receivables 197,652 269,986 Note: (i) In June 2023, the Group provided a one-year loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million (equivalent to RMB7.1 million) was repaid in 2024. The remaining principal and cumulative interest of USD0.6 million (equivalent to RMB4.2 million) was repaid in May 2025. In December 2024 and January 2025, the Group provided one-year loans with total principal amount of USD2.0 million (equivalent to RMB14.2 million) and USD50 thousand (equivalent to RMB357 thousand) respectively, to another employee at an interest rate of 4.30%. The total principal and cumulative interest of USD2.1 million (equivalent to RMB14.8 million) was repaid in April 2025.

134 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 18 TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED) All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date. Further details on the Group’s credit policy are set out in Note 30(a). Aging analysis Aging analysis of trade receivables based on the invoice date is as follows: As of December 31, 2024 2025 RMB’000 RMB’000 Within 1 year 179,986 378,383 More than 1 year 138,058 153,547 318,044 531,930 19 OTHER NON-CURRENT ASSETS As of December 31, 2024 2025 RMB’000 RMB’000 Rental deposits 12,848 9,358 Prepayment for leasing motor vehicles 5,391 – Prepayment for property and equipment 1,225 14,310 Contract assets-non-current, net of allowance 561 – 20,025 23,668

135 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 20 FINANCIAL ASSETS AT FVTPL The Group As of December 31, 2024 2025 RMB’000 RMB’000 Non-current – Investment in a listed company (Note (i)) 56,919 36,774 – Investment in private funds (Note (ii)) – 151,309 56,919 188,083 Current – Non-equity investments (Note (iii)) 1,685,146 144,252 1,742,065 332,335 The Company As of December 31, 2024 2025 RMB’000 RMB’000 Non-current – Investment in a listed company 56,919 36,774 – Investment in a private investment fund – 69,387 56,919 106,161 Current – Non-equity investments – 141,650

136 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

20 FINANCIAL ASSETS AT FVTPL (CONTINUED)

Notes:

(i) In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized losses of USD11.9 million (equivalent to RMB84.6 million) and USD2.7 million (equivalent to RMB19.2 million) relating to this investment in fair value changes for the years ended December 31, 2024 and 2025, respectively.

(ii) In 2025, the Group invested in two private funds in Chinese Mainland with total consideration of RMB81.9 million and one overseas private fund with consideration of USD10.0 million (equivalent to RMB70.3 million), respectively. The Group didn't have any control over these funds and these investments were measured at fair value with changes recorded through profit or loss, which was inconsequential for the year ended December 31, 2025.

(iii) The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.

Please see more information about the fair value valuation in Note 30(e).

21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS

(a) Cash, cash equivalents and time deposits comprise:

The Group

	As of December 31,	
	2024 RMB'000	**2025 RMB'000**
Cash and cash equivalents	4,268,300	**6,666,304**
Time deposits	620,148	**301,401**

The Company

	As of December 31,	
	2024 RMB'000	**2025 RMB'000**
Cash and cash equivalents	602,407	**2,384,885**

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. The Group's time deposits are denominated in USD or RMB and are deposited with banks and other financial institutions in Chinese Mainland and overseas.

137 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED) (b) Reconciliation of loss before taxation to cash used in operations: For the year ended December 31, Note 2024 2025 RMB’000 RMB’000 Loss for the year (2,516,808) (1,654,900) Adjustments for: – Net loss/(gain) on disposal of non-current assets 6 (1,013) 3,468 – Impairment loss on receivables and contract assets 30(a) 28,664 16,625 – Write down of inventories 16(b) 25,661 6,946 – Share-based compensation expenses 7(i) 1,187,867 449,983 – Depreciation and amortization 7(ii) 101,131 166,679 – Other finance costs 8 3,451 9,128 – Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights 465,254 – – Fair value changes of financial assets at FVTPL 61,834 (41,822) – Net foreign exchange (gain)/loss (557) 9,031 – Interest income from time deposits 41,384 (11,040) – Income tax expense 5,868 4,100 Changes in: – Inventories (62,255) (207,619) – Contract assets – current 54,410 (10,386) – Trade receivables (11,166) (213,821) – Prepayments and other receivables 7,859 (89,861) – Prepayments to and amounts due from related parties 312 17,944 – Restricted cash (2,573) (5,119) – Other non-current assets (3,180) 5,471 – Trade payables 3,734 142,334 – Other payables, deposits received and accrued expenses 98,563 68,648 – Contract liabilities (8,022) 24,078 – Amounts due to related parties (68,377) (7,501) – Other non-current liabilities (1,845) – Cash used in operations (589,804) (1,317,634)

138 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED)

(c) Reconciliation of movement of liabilities to cash flows arising from financing activities

The table below details changes in the Group's liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified into the Group's consolidated statements of cash flows as cash flows from financing activities.

	Lease liabilities RMB'000 (Note 22)	Bank loans RMB'000 (Note 27)	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights RMB'000 (Note 23)	Put option liabilities RMB'000 (Note 24)	Total RMB'000
As of January 1, 2024	53,407	–	8,181,722	40,449	8,275,578
Changes from financing cash flows:					
Proceeds from bank loans	–	80,000	–	–	80,000
Payment of interest of bank loans	–	(466)	–	–	(466)
Capital element of lease rentals paid	(44,976)	–	–	–	(44,976)
Interest element of lease rentals paid	(2,276)	–	–	–	(2,276)
Total changes from financing cash flows	(47,252)	79,534	–	–	32,282
Exchange adjustments	401	–	29,771	–	30,172
Other changes:					
Increase in lease liabilities from entering into new leases during the year	59,159	–	–	–	59,159
Increase in interest expenses	2,276	525	–	–	2,801
Changes in the carrying amount of put option liabilities	–	–	–	650	650
Early termination of lease	(3,207)	–	–	–	(3,207)
Gain from early termination of lease	(1,825)	–	–	–	(1,825)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	–	–	465,254	–	465,254
Cancellation of other financial instruments issued to an investor	–	–	(27,831)	–	(27,831)
Conversion from preferred shares to ordinary shares	–	–	(8,648,916)	–	(8,648,916)
Total other changes	56,403	525	(8,211,493)	650	(8,153,915)
As of December 31, 2024	62,959	80,059	–	41,099	184,117

WeRide Inc. / Annual Report 2025 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED)

(c) Reconciliation of movement of liabilities to cash flows arising from financing activities (Continued)

	Lease liabilities RMB'000 (Note 22)	Bank loans RMB'000 (Note 27)	Put option liabilities RMB'000 (Note 24)	Total RMB'000
As of January 1, 2025	62,959	80,059	41,099	184,117
Changes from financing cash flows:				
Proceeds from bank loans	–	332,408	–	332,408
Repayment of bank loans	–	(88,323)	–	(88,323)
Payment of interest of bank loans	–	(4,063)	–	(4,063)
Capital element of lease rentals paid	(46,629)	–	–	(46,629)
Interest element of lease rentals paid	(2,745)	–	–	(2,745)
Total changes from financing cash flows	(49,374)	240,022	–	190,648
Exchange adjustments	(93)	–	–	(93)
Other changes:				
Increase in lease liabilities from entering into new leases during the year	50,963	–	–	50,963
Increase in interest expenses	2,745	4,182	–	6,927
Changes in the carrying amount of put option liabilities	–	–	2,201	2,201
Early termination of lease	(12,345)	–	–	(12,345)
Loss from early termination of lease	306	–	–	306
Total other changes	41,669	4,182	2,201	48,052
As of December 31, 2025	55,161	324,263	43,300	422,724

140 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED) (d) Total cash outflow for leases Amounts included in the consolidated statements of cash flows for leases comprise the following: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Within operating cash flows (Note 12) 1,686 8,357 Within financing cash flows (Note 21(c)) 47,252 49,374 48,938 57,731 These amounts relate to the following: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Lease rentals paid 48,938 57,731

141 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED) (e) Non-cash transactions Non-cash investing and financing transactions mainly comprised the following: (i) Purchase of right-of-use assets included in lease liabilities amounting to RMB59.2 million, and RMB51.0 million for the years ended December 31, 2024 and 2025, respectively. (ii) Transfer from inventories to property and equipment amounting to RMB50.3 million and RMB83.2 million for the years ended December 31, 2024 and 2025, respectively. (iii) Accrual for the purchase of property and equipment amounting to RMB5.2 million and RMB5.9 million for the years ended December 31, 2024 and 2025, respectively. (iv) In May 2024, the Company entered into an amendment with a holder of a financial instrument, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares from 1,133,534 to 429,369 at purchase price of USD4.6580 per share through reducing the subscription receivables from the holder amounting to USD3.3 million (equivalent to RMB23.3 million). The cancellation of the other financial instrument was reflected in the increase of other reserve of RMB4.5 million and the decrease of the other financial instrument of RMB27.8 million for the year ended December 31, 2024. (v) In October 2024, the Company completed the IPO. The redeemable preferred shares amounting to RMB8,648.9 million were transferred from liabilities to equity, and the non-redeemable preferred shares amounting to RMB15 thousand were transferred to ordinary shares, upon the completion of the IPO. (vi) In November 2024, the Company cancelled all the issued treasury shares amounting to RMB151.7 million by adjusting the amount that corresponded to the sum of the par value and the share premium amounts of the shares so cancelled. (vii) In October 2024, the accrued commission relating to the IPO amounting to RMB16.2 million was offset against share premium upon the completion of IPO. In November 2025, the accrued commission relating to the Global Offering amounting to RMB0.7 million was offset against share premium upon the completion of Global Offering.

142 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 21 CASH, CASH EQUIVALENTS AND TIME DEPOSITS (CONTINUED) (e) Non-cash transactions (Continued) (viii) The Company received proceeds from issuance of 7,921,691 Class A ordinary shares for the exercise of share options amounting to RMB44.1 million in advance from certain employees, and recorded the amounts in other payables before 2025. These share options were exercised in 2025, as a result, the Company recognized RMB44.1 million in equity relating to Class A ordinary shares and share premium and derecognized RMB44.1 million in other payables. (ix) Upon the exercise of share options held by certain employees in 2025, RMB1.9 million of exercise prices was recorded in other receivables as of December 31, 2025 with increase of equity relating to Class A ordinary shares and share premium. 22 LEASE LIABILITIES The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the years presented: As of December 31, 2024 2025 RMB’000 RMB’000 Current Within 1 year 36,900 31,920 Non-current After 1 year but within 2 years 20,883 14,418 After 2 years but within 5 years 5,176 8,823 26,059 23,241 62,959 55,161

143 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 23 PREFERRED SHARES AND OTHER FINANCIAL INSTRUMENTS SUBJECT TO REDEMPTION AND OTHER PREFERENTIAL RIGHTS (a) Other financial instruments issued to investors The Group committed to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront. The movement of other financial instruments issued to investors during the years presented is set out as below: For the year ended December 31, 2024 RMB’000 As of January 1 138,938 Issuance of financial instruments – Issuance of convertible redeemable preferred shares according to the commitment (Note 23(b)) (115,753) Changes in the carrying amount 4,208 Cancellation of other financial instruments issued to an investor (27,831) Foreign exchange effect 438 As of December 31 – In May 2024, the Company entered into an amendment with the investors, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares committed to subscribed for from 1,331,387 to 583,752 with an aggregate subscription price of USD2.7 million (equivalent to RMB19.3 million), which was collected in 2024.

144 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 23 PREFERRED SHARES AND OTHER FINANCIAL INSTRUMENTS SUBJECT TO REDEMPTION AND OTHER PREFERENTIAL RIGHTS (CONTINUED) (b) Convertible redeemable preferred shares The Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series B-3 Preferred Shares are collectively referred to as the “Series B convertible redeemable preferred shares”, Series C-1 Preferred Shares is referred to as the “Series C-1 convertible redeemable preferred shares”, Series D Preferred Shares are referred to as the “Series D convertible redeemable preferred shares”, and Series D+ Preferred Shares are referred to as the “Series D+ convertible redeemable preferred shares”. All series of convertible redeemable preferred shares have the same par value of USD0.00001 per share. The redemption and other preferential rights of the convertible redeemable preferred shares are set forth below. Redemption Rights The Company is obliged to redeem all or part of the outstanding issued convertible redeemable preferred shares, at any time after the occurrence of specified contingent redemption events, including but not limited to that the Company has not completed a qualified IPO as of June 30, 2026. The redemption amount payable for each convertible redeemable preferred shares upon the occurrence of any of the specified contingent events, will be an amount equal to 100% of the convertible redeemable preferred shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the original issue price at the rate of 10% per annum for Series B convertible redeemable preferred shares or 8% per annum for Series C-1 convertible redeemable preferred shares, Series D convertible redeemable preferred shares and Series D+ convertible redeemable preferred shares.

145 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 23 PREFERRED SHARES AND OTHER FINANCIAL INSTRUMENTS SUBJECT TO REDEMPTION AND OTHER PREFERENTIAL RIGHTS (CONTINUED) (b) Convertible redeemable preferred shares (Continued) Conversion Rights Each convertible redeemable preferred share shall be convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares according to a conversion ratio of 1:1 based on the original issuance price, subject to adjustments for dilution, including but not limited to issuing new shares under the original subscription price per share paid by the holders. All the outstanding convertible redeemable preferred shares shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon either of (a) the closing of a qualified IPO, or (b) the date or the occurrence of an event, specified by vote or written consent or agreement of the majority of all the preferred shares holders. Voting Rights The holders of convertible redeemable preferred shares shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote on an ‘as-converted’ basis. Dividend Rights The holders of redeemable preferred shares are entitled to receive dividends at a simple rate of 8% of the original issue price per annum for each convertible redeemable preferred share held by such holder, payable out of funds or assets when and as such funds or assets become legally available. The dividends shall be paid in the sequence of (i) Series D+ convertible redeemable preferred shares; (ii) Series D convertible redeemable preferred shares; (iii) Series C-1 convertible redeemable preferred shares; and (iv) Series B convertible redeemable preferred shares. After the dividends have been paid in full or declared to the holders of the convertible redeemable preferred shares, the holders of the convertible redeemable preferred shares and the ordinary shares shall be entitled to receive on a pro rata, as-converted basis any additional dividends that the Board of Directors may declare, set aside or pay. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors. The Board of Directors has right to decide whether to declare the dividends or not.

146 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

23 PREFERRED SHARES AND OTHER FINANCIAL INSTRUMENTS SUBJECT TO REDEMPTION AND OTHER PREFERENTIAL RIGHTS (CONTINUED)

(b) Convertible redeemable preferred shares (Continued)

Presentation and classification

The Group recognized the financial liabilities arising from the redemption obligations for the preferred shares at the present value of the redemption amounts, with the changes in the carrying amount recorded in the consolidated statements of profit or loss. The movements of these financial liabilities during the years presented are set out as below:

	Series B-1 Preferred Shares RMB'000	Series B-2 Preferred Shares RMB'000	Series B-3 Preferred Shares RMB'000	Series C-1 Preferred Shares RMB'000	Series D Preferred Shares RMB'000	Series D+ Preferred Shares RMB'000	Total RMB'000
As of December 31, 2023	1,848,192	238,904	515,179	2,340,906	2,287,631	811,972	8,042,784
Changes in the carrying amount of convertible redeemable preferred shares	116,264	15,083	32,554	126,495	120,517	50,133	461,046
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	–	–	–	–	115,753	–	115,753
Conversion into Class A ordinary shares upon IPO of the Company	(1,971,168)	(254,856)	(549,605)	(2,475,929)	(2,532,302)	(865,056)	(8,648,916)
Foreign exchange effect	6,712	869	1,872	8,528	8,401	2,951	29,333
As of December 31, 2024	–	–	–	–	–	–	–

WeRide Inc. / Annual Report 2025 147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

24 PUT OPTION LIABILITIES

In July 2019, WeRide Hong Kong Ltd. ("WeRide HK") and Guangzhou Jingqi entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd. ("Wenyuan Yuexing") in which the Group has control; 2) the investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below 10% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025. Based on negotiation among the Group and the shareholders of Wenyuan Yuexing, the Group has redeemed 15% equity interest from one of the investors in 2021.

The movements of the put option liabilities during the years presented are set out as below:

	For the year ended December 31,	
	2024 RMB'000	**2025** **RMB'000**
As of January 1	40,449	**41,099**
Changes in carrying amount (Note 8)	650	**2,201**
As of December 31	41,099	**43,300**

25 OTHER NON-CURRENT LIABILITIES

	As of December 31,	
	2024 RMB'000	**2025** **RMB'000**
Government grants received with conditions	4,677	**7,720**

The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current liabilities, which will be released to other income in the consolidated statements of profit or loss when the conditions attached are satisfied.

148 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 26 TRADE AND OTHER PAYABLES, DEPOSITS RECEIVED AND ACCRUED EXPENSES As of December 31, 2024 2025 RMB’000 RMB’000 Trade payables 20,713 163,000 Government grants received with conditions* 184,542 192,019 Accrued payroll and social insurance 96,593 118,413 Payables for professional services 27,134 49,413 Taxes payable and others 89,486 48,512 Total other payables, deposits received and accrued expenses 397,755 408,357 Trade and other payables, deposits received and accrued expenses measured at amortized cost 418,468 571,357 * The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region. Aging analysis The aging analysis of trade payables based on the invoice date, is as follows: As of December 31, 2024 2025 RMB’000 RMB’000 Within 1 year 20,713 154,930 More than 1 year – 8,070 20,713 163,000 As of December 31, 2024 and 2025, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days. Information about the Group’s exposure to currency and liquidity risks is included in Note 30.

WeRide Inc. / Annual Report 2025 149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

27 BANK LOANS

	As of December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Non-current		
– Long-term bank loan (Note (i))	50,040	**–**
Current		
– Short-term bank loans (Note (ii))	30,019	**324,263**
	80,059	**324,263**

Notes:

(i) In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum. In 2025, the Group repaid the long-term loan in advance.

(ii) In 2024 and 2025, certain commercial banks in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million and RMB332.4 million, respectively, bearing interest rates varying from 2.1% to 2.3% per annum. All the short-term loans borrowed in 2024 were repaid upon maturity in 2025. As of December 31, 2025, certain patents held by the Group were pledged for certain bank loans with total principal amount of RMB120 million.

28 CAPITAL AND RESERVES

(a) Share capital and share premium

Authorized:

(i) As of December 31, 2023, the authorized capital of the Company was USD50,000 or i) 4,357,600,932 ordinary shares, including 50 Golden Shares; ii) 211,706,410 non-redeemable preferred shares, consisting of 65,403,460 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 430,692,658 convertible redeemable preferred shares.

Golden Share represents the share held by each member, who shall be entitled to 7,200,000 votes in respect of each Golden Share held by such member (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to the ordinary shares or the Golden Shares).

150 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

28 CAPITAL AND RESERVES (CONTINUED)

(a) Share capital and share premium (Continued)

Authorized: (Continued)

(ii) In July 2024, the Board of Directors approved, conditional upon and immediately prior to the completion of the IPO, the reorganization of the authorized share capital of the Company, of which the authorized share capital of the Company shall be USD50,000 divided into 5,000,000,000 shares of a par value of USD0.00001 each, comprising (i) 3,500,000,000 Class A ordinary Shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of USD0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes, which was designated to Class A ordinary shares, approved by the Board of Directors, with completion of Global Offering.

Issued:

	Number of ordinary shares	Share capital of ordinary shares RMB'000	Number of non-redeemable preferred shares	Share capital of non-redeemable preferred shares RMB'000
As of January 1, 2024	110,506,939	8	210,072,039	15
Issuance of new shares (Note (iii)(iv))	93,350,727	7	–	–
Conversion of preferred shares into Class A and Class B ordinary shares (Note (vii))	–	–	(210,072,039)	(15)
Re-designation before the completion of the IPO (Note (v))	(203,857,666)	(15)	–	–
As of December 31, 2024	–	–	–	–

(iii) In July 2024, the Company issued 80,544,159 ordinary shares at par value of USD0.00001 to settle vested restricted share units held by certain management personnel.

(iv) In July 2024, to achieve an equitable relative shareholding among different shareholder groups of the Company, the Board of Directors and shareholders of the Company approved the issuance of a total of 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001, for an aggregate consideration of USD128.1 (equivalent to RMB0.9 thousand). These shares were issued in August 2024 and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. The Company was involved in this transaction to facilitate the agreement reached by the Company's shareholders to adjust the ownership structure, and has accounted for these issuances as a shareholder transaction with an increase in the Company's shareholder's equity of USD128.1 (equivalent to RMB0.9 thousand).

151 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 28 CAPITAL AND RESERVES (CONTINUED) (a) Share capital and share premium (Continued) Issued: (Continued) (v) In October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares immediately upon the completion of the IPO. Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. (vi) Upon completion of the IPO and exercised of the over-allotment option, the Company issued 85,263,652 and 2,736,570 Class A ordinary shares at par value of US$0.00001 each for cash consideration of USD5.17 each, respectively. The net proceeds received were USD443.0 million (equivalent to RMB3,149.3 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares. (vii) Upon completion of the IPO, each of the issued 210,072,039 non-redeemable preferred share and 334,309,270 redeemable preferred share was converted into one Class A or Class B ordinary share on a one for one basis. As a result, the financial liabilities for convertible redeemable preferred shares were derecognized and recorded as Class A ordinary share and share premium. (viii) For the year ended December 31, 2025, the Company issued 62,809,502 Class A ordinary shares to settle 64,060,176 vested RSUs held by certain employees, with par value of US$0.00001 each, of which 29,936,726 Class A ordinary shares were newly issued, and 32,872,776 Class A ordinary shares were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank (see Note (x)). As a result, the Company recognized RMB3 thousand in equity relating to Class A ordinary shares and derecognized RMB3 thousand in share premium. Meanwhile, 1,250,674 vested RSUs were withheld for withholding tax amounting to RMB50.8 million.

152 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 28 CAPITAL AND RESERVES (CONTINUED) (a) Share capital and share premium (Continued) Issued: (Continued) (ix) For the year ended December 31, 2025, the Company issued 21,994,184 Class A ordinary shares for the to exercise of vested share options held by certain employees, with par value of US$0.00001 each, of which 7,921,691 Class A ordinary shares were newly issued, and 14,072,493 Class A ordinary shares were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank (see Note (x)). As a result, the Company recognized total exercise prices amounting RMB1 thousand in equity relating to Class A ordinary shares and derecognized RMB1 thousand in share premium. The Company received proceeds amounting to RMB57.5 million from issuance of Class A ordinary shares for the exercise of vested share options. (x) For the year ended December 31, 2025, the Company issued 75,000,000 Class A ordinary shares to its share depositary bank to be used for the settlement of vested RSUs and exercise of vested share options. These shares have been excluded from the computation of loss per ordinary share until they are used for the settlement of vested RSUs and exercise of vested share options. No consideration was received by the Company for this issuance of ordinary shares. As a result, the Company recognized RMB5 thousand in equity relating to Class A ordinary shares and derecognized RMB5 thousand in share premium. As of December 31, 2025, 32,872,776 and 14,072,493 Class A ordinary shares had been used for the aforesaid settlement of vested RSUs and exercise of vested share options, respectively. (xi) In November 2025, upon completion of the Global Offering, the Company issued 88,250,000 Class A ordinary shares at par value of USD0.00001 each for cash consideration of HKD27.1 each. The net proceeds received were HKD2,314.6 million (equivalent to RMB2,108.5 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares. (xii) Each ADS of the Company represents three ordinary shares. Any fractional ordinary shares arising from the conversion that amount to less than one ADS were surrendered to the Company.

WeRide Inc. / Annual Report 2025 153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

28 CAPITAL AND RESERVES (CONTINUED)

(a) Share capital and share premium (Continued)

Issued: (Continued)

(xii) (Continued)

Analysis of the Company's issued Class A and Class B ordinary shares was as follows:

	Number of Class A ordinary shares	Share capital of Class A ordinary shares RMB'000	Number of Class B ordinary shares	Share capital of Class B ordinary shares RMB'000
As of January 1, 2024	–	–	–	–
Re-designation from ordinary shares before the completion of the IPO (Note (v))	149,442,793	11	54,414,873	4
Conversion of non-redeemable preferred shares into Class A and Class B ordinary shares (Note (vii))	209,672,489	15	399,550	*
Conversion of redeemable preferred shares into Class A ordinary shares (Note (vii))	334,309,270	23	–	–
Issuance of Class A ordinary shares relating to IPO and exercise of over-allotment option (Note (vi))	88,000,222	6	–	–
Cancellation of treasury shares (Note 28 (c))	(10,025,092)	(1)	–	–
As of December 31, 2024	771,399,682	54	54,814,423	4
Issuance of ordinary shares relating to Global Offering (Note (xi))	88,250,000	6	–	–
Issuance of Class A ordinary shares to settle vested RSUs (Note (viii))	29,936,726	3	–	–
Class A ordinary shares issued to depositary bank (Note (x))	75,000,000	5	–	–
Issuance of Class A ordinary shares for exercise of share options (Note (ix))	7,921,691	1	–	–
Surrender of Class A ordinary shares (Note (xii))	(58)	*	–	–
As of December 31, 2025	972,508,041	69	54,814,423	4

154 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

28 CAPITAL AND RESERVES (CONTINUED)

(b) Nature and purpose of reserves

The movement of reserves and accumulated losses of the Group was set out as below:

	Share-based compensation reserve RMB'000	Translation reserve RMB'000	Other reserves RMB'000	Accumulated losses RMB'000
As of January 1, 2024	1,330,478	(234,647)	1,014,320	(6,114,544)
Loss for the year	–	–	–	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes	–	38,364	–	–
Share-based compensation expenses	1,187,867	–	–	–
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	(394,195)	–	–	–
Cancellation of other financial instruments issued to an investor	–	–	4,528	–
As of December 31, 2024	2,124,150	(196,283)	1,018,848	(8,631,352)
Loss for the year	–	–	–	(1,654,900)
Foreign currency translation adjustment, net of nil income taxes	–	(122,030)	–	–
Share-based compensation expenses	449,983	–	–	–
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	(50,846)	–	–	–
As of December 31, 2025	2,523,287	(318,313)	1,018,848	(10,286,252)

155 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 28 CAPITAL AND RESERVES (CONTINUED) (b) Nature and purpose of reserves (Continued) (i) Share-based compensation reserve The share-based compensation reserve represents the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and non-employees that has been recognized as share-based compensation expenses in accordance with the accounting policy adopted for share-based compensation in Note 2(u)(iii). (ii) Translation reserve The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. (iii) Other reserves Other reserves represent the differences arising from the exercise of warrant liabilities measured at FVTPL to convertible redeemable preferred shares (see Note 2(q)(i)) which are measured at present value of redemption amounts or non-redeemable preferred shares which are classified as equity. (c) Treasury shares In November 2024, the Board of Directors of the Company authorized the cancellation of all treasury shares for nil consideration and such cancelled shares were returned to the pool of authorized but unissued shares. (d) Capital risk management The Group defines “capital” as including all components of equity, convertible redeemable preferred shares, and other financial instruments subject to redemption and other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the years presented. The Group is not subject to any externally imposed capital requirements. (e) Dividends No dividends have been declared or paid by the Company or the companies comprising the Group to its shareholders for the year ended December 31, 2024 and 2025.

156 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

29 SHARE-BASED COMPENSATION ARRANGEMENTS

In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.

(a) Share options

Share options granted under the 2018 Share Plan are generally subject to a time-based requirement of up to four-year service schedule.

Under the 2018 Share Plan, 16,276,585 and 81,966 share options were granted to officers, employees and non-employees for the years ended December 31, 2024 and 2025, respectively. Share options were granted with exercise prices ranging from USD0.5 to USD3.9. All the share options granted under the 2018 Share Plan have a contractual term of ten years.

Share options' activities for the years presented were summarized as follows:

	For the year ended December 31,			
	2024		**2025**	
	Weighted average exercise price USD	Number of options	**Weighted average exercise price USD**	**Number of options**
Outstanding as of January 1	0.9	109,142,239	**1.2**	**121,852,549**
Granted	2.7	16,276,585	**1.2**	**81,966**
Expired	0.8	(643,187)	**0.6**	**(1,549,294)**
Modified	–	–	**1.2**	**(915,730)**
Forfeited	1.2	(2,923,088)	**1.2**	**(2,314,650)**
Exercised	–	–	**0.7**	**(21,994,184)**
Outstanding as of December 31	1.2	121,852,549	**1.3**	**95,160,657**
Exercisable as of December 31	1.2	84,685,936	**1.3**	**86,543,577**

WeRide Inc. / Annual Report 2025 157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

29 SHARE-BASED COMPENSATION ARRANGEMENTS (CONTINUED)

(a) Share options (Continued)

The weighted average grant date fair value of the share options granted for the years ended December 31, 2024 and 2025 were USD3.4 and USD4.4, respectively. The aggregated fair value of the share options at the grant date for the years ended December 31, 2024 and 2025 were USD55.7 million (equivalent to RMB389.5 million) and USD0.4 million (equivalent to RMB2.8 million), respectively.

In December 2024, the Board of Directors of the Company approved to increase the exercise price of 8,879,402 share options from USD1.22 per share to USD3.89 per share.

In January and April 2025, the Company approved to replace 915,730 share options granted in August 2024 with 693,524 restricted share units, which effectively reduce the exercise price to nil and simultaneously reduce the number of share awards granted. As the total fair value of these modified equity instruments is lower than that of the original equity instruments (as estimated as at the date of the modification), such non-beneficial modification is accounted for in accordance with the accounting policy Note 2(u)(iii).

In October 2025, the Board of Directors of the Company approved to accelerate the vesting of 30,216,690 share options granted to certain management personnel. As a result, the Company recognized total share-based compensation expenses in the amount of RMB116.5 million for the year ended December 31, 2025.

The share options outstanding as of December 31, 2024 and 2025 had weighted average remaining contractual life of 7.0 years and 6.4 years, respectively.

The fair value of share options granted was measured by reference to the fair value of the Company's equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binomial options pricing model. The key assumptions used in determining the fair value of share options were as follows:

	For the year ended December 31,	
	2024	**2025**
Fair value of the Company's ordinary shares	USD3.47-USD4.82 per share	**USD5.53 per share**
Expected volatility	52.0%-52.3%	**52.6%**
Exercise multiple	2.2x-2.8x	**2.8x**
Expected dividends	0%	**0%**
Risk-free interest rate (per annum)	4.0%-4.51%	**4.52%**
Expected term	10 years	**10 years**

158 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 29 SHARE-BASED COMPENSATION ARRANGEMENTS (CONTINUED) (a) Share options (Continued) The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or non-employees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options. (b) Restricted share units Restricted share units granted under the 2018 Share Plan have a contractual term of seven years with varying time-based requirement of service period up to four years and a requirement of the closing of an IPO of the Company. No cash consideration is required of the recipient in connection with the grant of restricted share units. The completion of the Company’s IPO was considered a non-market performance condition before the Company completed its IPO on October 28, 2024. Service and non-market performance conditions are not taken into account when determining the grant date fair value of restricted share units, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of restricted share units that will ultimately vest. That is, before the Company completed its IPO, the actual length of vesting period of the restricted share units is subject to an IPO condition. The Group considered that an IPO would be probable to occur after the required service period and recognized the share compensation expenses over the estimated vesting period, which was based on an estimate of when an IPO would occur. Upon completion of the filings with the China Securities Regulatory Commission (“CSRC”) for offering and the CSRC concluded the filing procedure and published the filing results on the CSRC website in August 2023, which was essential for the completion of an IPO, the Company had determined that the vesting of the restricted share units has since become probable. Accordingly, the Group had recognized a cumulative catch-up of the share-based compensation amounting RMB417.1 million for the year ended December 31, 2023.

159 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 29 SHARE-BASED COMPENSATION ARRANGEMENTS (CONTINUED) (b) Restricted share units (Continued) Restricted share units’ activities for the years presented were summarized as follows: For the year ended December 31, 2024 2025 Number of restricted share units Number of restricted share units Outstanding as of January 1 194,035,796 6,781,568 Granted 20,281,568 20,610,865 Modified – 693,524 Forfeited (470,649) (2,110,061) Vested (207,065,147) (3,561,936) Outstanding as of December 31 6,781,568 22,413,960 The restricted share units outstanding as of December 31, 2024 and 2025 had weighted average remaining contractual life of 6.9 years, and 6.1 years, respectively. In June 2024, the Board of Directors of the Company approved to accelerate the vesting of 125,994,150 restricted share units granted to certain management personnel through waiving the requirement of the closing of an IPO of the Company. As a result, the Company recognized a total share-based compensation expenses in the amount of RMB69.5 million for the year ended December 31, 2024. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share options and restricted share units granted were RMB1,187.9 million and RMB450.0 million for the years ended December 31, 2024 and 2025, respectively.

160 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below. (a) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables. The Group’s exposure to credit risk arising from time deposits, financial assets at FVTPL, cash, cash equivalents and restricted cash is limited because the counterparties are banks with high-credit-quality, for which the Group considers to have low credit risk. The Group does not provide any guarantees which would expose the Group to credit risk. Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2024 and 2025, 28% and 15% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s largest customer, 37% and 27% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s five largest customers, respectively. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are normally due within 30 to 90 days from the invoice date. Normally, the Group does not obtain collateral from customers.

161 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (a) Credit risk (Continued) Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers (Continued) The Group measures loss allowances for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers at an amount equal to lifetime ECLs, which is calculated using a provision matrix. The provision rates are based on the invoice date for groupings of various customers with similar loss patterns (i.e., by customer type and rating). Expected loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. These rates are adjusted to reflect the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. As of December 31, 2024 and 2025, 60% and 65% of the Group’s trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due within one year, respectively. Based on this assessment, additional loss allowance of RMB28.7 million and RMB16.6 million were recognized for the years ended December 31, 2024 and 2025, respectively. Receivables from loans to employees and other receivables In determining the ECL for receivables from loans to employees and other receivables, the management has taken into account the historical default experience and forward-looking information, as appropriate. The management has assessed that no debtors of these receivables had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no material ECL allowance was provided for receivables from loans to employees and other receivables for the years presented.

162 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

(a) Credit risk (Continued)

Receivables from loans to employees and other receivables (Continued)

The following table provides information about the Group's exposure to credit risk and ECLs for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers:

	As of December 31, 2024				
	Carrying amount RMB'000	Provision on individual basis	Weighted average loss rates	ECLs RMB'000	Loss allowance RMB'000
Within 1 year	242,657	–	8.9%	(21,628)	(21,628)
1 to 2 years	59,470	–	20.5%	(12,195)	(12,195)
More than 2 years	105,124	(1,410)	43.6%	(45,811)	(47,221)
	407,251	(1,410)		(79,634)	(81,044)

	As of December 31, 2025				
	Carrying amount RMB'000	**Provision on individual basis**	**Weighted average loss rates**	**ECLs RMB'000**	**Loss allowance RMB'000**
Within 1 year	**393,273**	**–**	**3.5%**	**(13,748)**	**(13,748)**
1 to 2 years	**112,003**	**–**	**13.7%**	**(15,327)**	**(15,327)**
More than 2 years	**96,786**	**(1,200)**	**68.2%**	**(66,035)**	**(67,235)**
	602,062	**(1,200)**		**(95,110)**	**(96,310)**

163 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (a) Credit risk (Continued) Receivables from loans to employees and other receivables (Continued) Movement in the loss allowance account in respect of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers during the years presented is as follows: For the year ended December 31, 2024 2025 RMB’000 RMB’000 As of January 1 (52,361) (81,044) Credit loss recognized during the year (28,664) (16,625) Write-offs during the year – 1,088 Effect of movement in exchange rates (19) 271 As of December 31 (81,044) (96,310) (b) Liquidity risk Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the Company’s Board of Directors when the loans and borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

164 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (b) Liquidity risk (Continued) The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, based on undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on current rates at the end of the years presented) and the earliest date the Group can be required to pay. As of December 31, 2024 Carrying amount Total contractual undiscounted cash flow Within 1 year or on demand More than 1 year but within 2 years More than 2 years but within 5 years Put option liabilities 41,099 41,580 41,580 – – Trade payables 20,713 20,713 20,713 – – Long-term bank loan 50,040 52,984 – 52,984 – Short-term bank loans 30,019 30,019 30,019 – – Other payables, deposits received and accrued expenses 397,755 397,755 397,755 – – Lease liabilities 62,959 67,175 38,524 22,761 5,890 Amounts due to related parties 9,450 9,450 9,450 – – Total financial liabilities that are settled by delivering cash or another financial asset 612,035 619,676 538,041 75,745 5,890

165 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (b) Liquidity risk (Continued) As of December 31, 2025 Carrying amount Total contractual undiscounted cash flow Within 1 year or on demand More than 1 year but within 2 years More than 2 years but within 5 years Put option liabilities 43,300 43,300 43,300 – – Trade payables 163,000 163,000 163,000 – – Short-term bank loans 324,263 329,243 329,243 – – Other payables, deposits received and accrued expenses 408,357 408,357 408,357 – – Lease liabilities 55,161 59,079 33,324 15,715 10,040 Amounts due to related parties 1,949 1,949 1,949 – – Total financial liabilities that are settled by delivering cash or another financial asset 996,030 1,004,928 979,173 15,715 10,040 (c) Interest rate risk Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

166 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk (Continued)

The following table details the interest rate profile of the Group's financial assets and liabilities as of the end of each year presented.

(i) *Interest rate risk profile*

	As of December 31,			
	2024		**2025**	
	interest rates %	RMB'000	**interest rates %**	**RMB'000**
Fix rate instruments:				
Cash and cash equivalents	0%~5.25%	4,268,300	**0%~3.99%**	**6,666,304**
Time deposits	1.55%~5.05%	620,148	**1.40%~1.65%**	**301,401**
Restricted cash – current	0.01%~2%	4,814	**0.05%~1.60%**	**12,910**
Restricted cash – non-current	0.01%~1.61%	9,669	**1.25%~1.95%**	**6,487**
Long-term bank loan	2.9%	(50,040)	**–**	**–**
Short-term bank loans	2.5%	(30,019)	**2.11%~2.30%**	**(324,263)**
Lease liabilities-current	4.4%	(36,900)	**4.40%**	**(31,920)**
Lease liabilities – non-current	4.4%	(26,059)	**4.40%**	**(23,241)**
		4,759,913		**6,607,678**
Variable rate instruments:				
Non-equity investments		1,685,146		**144,252**

167 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (c) Interest rate risk (Continued) (ii) Sensitivity analysis As of December 31, 2024 and 2025, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/ increased the Group’s loss for the year and accumulated losses by RMB16.9 million and RMB1.4 million, respectively. The sensitivity analysis above indicates the instantaneous change in the Group’s loss for the year and accumulated losses that would arise assuming that the change in interest rates had occurred at the end of the years presented and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the years presented. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the years presented, the impact on the Group’s loss for the year and accumulated losses is estimated as an annualised impact on interest expense or income of such a change in interest rates. (d) Foreign currency risk The Group is exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars (“USD”). The Group manages this risk as follows: (i) Exposure to currency risk The following table details the Group’s exposure at the end of the years presented to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded. As of December 31, 2024 2025 USD USD RMB’000 RMB’000 Cash 1,941,370 1,447,276 Trade receivables 9,694 65,733 Intercompany payables (1,493,516) (1,021,260) Net exposure arising from recognized assets and liabilities 457,548 491,749

168 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (d) Foreign currency risk (Continued) (ii) Sensitivity analysis The following table indicates the instantaneous change in the Group’s loss for the year and cumulative losses that would arise if foreign exchange rates to which the Group has significant exposure at the end of each year presented had changed at that date, assuming all other risk variables remained constant. As of December 31, 2024 2025 Increase/ (decrease) in foreign exchange rates (Increase)/ decrease on loss for the year and accumulated losses Increase/ (decrease) in foreign exchange rates (Increase)/ decrease on loss for the year and accumulated losses RMB’000 RMB’000 USD 10% 45,755 10% 49,175 USD (10%) (45,755) (10%) (49,175) Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss for the year and cumulative losses measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of the years presented for presentation purposes. The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each year presented, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

169 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) (e) Fair value measurement (i) Financial assets and liabilities measured at fair value Fair value hierarchy The following table presents the fair value of the Group’s financial instruments measured at the end of the years presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available. • Level 3 valuations: Fair value measured using significant unobservable inputs. The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each year presented: As of December 31, 2024 Recurring fair value measurement Fair value Level 1 Level 2 Level 3 RMB’000 RMB’000 RMB’000 RMB’000 Assets – Financial assets at FVTPL 1,742,065 56,919 1,685,146 – As of December 31, 2025 Recurring fair value measurement Fair value Level 1 Level 2 Level 3 RMB’000 RMB’000 RMB’000 RMB’000 Assets – Financial assets at FVTPL 332,335 36,774 144,252 151,309 For the years presented, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the years presented in which they occur.

170 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair value measurement (Continued)

Financial instruments in level 2

Financial assets at FVTPL in Level 2

The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank's or financial institution's websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each year presented.

Financial assets at FVTPL in Level 2 consisted of the following:

	As of December 31, 2024 RMB'000	As of December 31, 2025 RMB'000
Aggregated cost basis	1,662,401	**82,323**
Gross unrealized holding gain	22,745	**61,929**
Aggregated fair value	1,685,146	**144,252**

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years presented:

For the year ended December 31, 2024

	January 1, 2024 RMB'000	Purchase RMB'000	Sell RMB'000	Included in earnings RMB'000	Foreign exchange effect RMB'000	December 31, 2024 RMB'000
Assets						
Financial assets at FVTPL	317,042	1,665,195	(324,791)	22,745	4,955	1,685,146

For the year ended December 31, 2025

	January 1, 2025 RMB'000	**Purchase RMB'000**	**Sell RMB'000**	**Included in earnings RMB'000**	**Foreign exchange effect RMB'000**	**December 31, 2025 RMB'000**
Assets						
Financial assets at FVTPL	**1,685,146**	**212,823**	**(1,777,236)**	**61,929**	**(38,410)**	**144,252**

WeRide Inc. / Annual Report 2025 171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair value measurement (Continued)

Financial instruments in level 3

Financial assets at FVTPL in Level 3

Financial instruments in level 3 assets at FVTPL represented equity investments in unlisted private funds. The fair values of the two private funds in Chinese Mainland are determined by using recent transaction approach, under which, the significant unobservable input is recent transaction prices. The fair value of the overseas fund is determined based on the net asset values of the investments in unlisted private funds reported to the limited partners by the general partners at the end of the reporting period. The fair value changes for these funds was inconsequential for the year ended December 31, 2025.

The quantitative information of the significant unobservable input and description of valuation techniques used in Level 3 fair value measurement for the overseas fund, including the description of the sensitivity to changes in unobservable inputs for recurring Level 3 fair value measurements, are as follows:

Description	Fair value at December 31, 2025 RMB'000	Valuation techniques	Unobservable input	Range (weighted average, if applicable)	Sensitivity of fair value to changes in unobservable inputs RMB'000
Financial assets measured at FVTPL					
– Investments in private funds	69,386	Net asset value approach	Net asset value	+/- 5%	3,469

The table below reflects the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the period presented:

	For the year ended December 31, 2025					
	January 1, 2025 RMB'000	Purchase RMB'000	Sell RMB'000	Included in earnings RMB'000	Foreign exchange effect RMB'000	December 31, 2025 RMB'000
Assets						
Financial assets at FVTPL	–	152,211	–	(916)	14	151,309

(ii) Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group's financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2024 and 2025.

172 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

(f) Cash concentration

Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:

	As of December 31,	
	2024 RMB'000	2025 RMB'000
RMB denominated:		
Financial institutions in Chinese Mainland	503,800	**609,872**
USD denominated:		
Financial institutions in Chinese Mainland	1,816,218	**922,512**
Financial institution in Hong Kong	11,671	**2,112,459**
Financial institution in the U.S.	462,786	**92,523**
Financial institution in the Singapore	3,767,075	**3,222,844**
Financial institution in the Middle East	10,561	**17,573**
Arab Emir. Dirham ("AED") denominated:		
Financial institution in the Middle East	3,198	**2,592**
European Dollar ("EUR") denominated:		
Financial institutions in Chinese Mainland	1,129	**276**
Financial institution in the Middle East	186	**–**
Financial institution in the Germany	–	**1,667**
Singapore Dollar ("SGD") denominated:		
Financial institution in the Singapore	11,453	**7,181**
Hong Kong Dollar ("HKD") denominated:		
Financial institution in Hong Kong	–	**141,678**
Swiss Franc ("CHF") denominated:		
Financial institution in the Switzerland	–	**177**

As of December 31, 2025, the bank deposits in Chinese Mainland, Hong Kong, the U.S., Germany, Singapore and Switzerland are insured by the government authority up to RMB500,000, HKD800,000, USD250,000, EUR100,000, SGD100,000 and CHF100,000 with individual bank, respectively. Total bank deposits amounted to RMB34.9 million are insured as of December 31, 2025. The Company has not experienced any losses in uninsured bank deposits.

WeRide Inc. / Annual Report 2025 173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

31 COMMITMENTS

Commitments not provided for in the financial statements are as follows:

	As of December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Contracted for purchase of inventories (Note (i))	62,296	**39,795**
Contracted for purchase of services (Note (ii))	216,807	**216,807**
Contracted for capital investments (Note (iii))	–	**20,520**
	279,103	**277,122**

Note:

As of December 31, 2025, the Group had entered into the following commitment agreements;

(i) A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd. ("Yutong"), an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of December 31, 2025, the Group has paid RMB69.0 million under this vehicle purchase agreement. The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of December 31, 2025, the Group has paid RMB24.3 million under this vehicle purchase agreement.

(ii) A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of December 31, 2025, the research and development services has not started and no consideration has been paid yet.

(iii) As of December 31, 2025, the Group had aggregated capital expenditure commitments amounting to RMB20.5 million.

174 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

32 PRINCIPAL SUBSIDIARIES

As of December 31, 2025, the Company's principal subsidiaries were as follows:

Company Name	Place of incorporation/ establishment	Issued/ registered share capital	Group's effective interest (direct or indirect)	Principal activities
WeRide Corp.	the U.S.	USD100	100%	Research and development of autonomous driving technology
WeRide HK	the PRC Hong Kong	1 share	100%	Holding company
WeRide (Singapore) Pte. Ltd.	Singapore	SGD0.2 million	100%	Sales of autonomous driving products and provision of related services
WeRide Middle East General Trading Ltd.	Abu Dhabi	AED0.15 million	100%	Sales of autonomous driving products and provision of related services
Guangzhou Wenyuan	Chinese Mainland	RMB4,000.0 million	100%	Sales of autonomous driving products and provision of related services
Guangzhou Jingqi	Chinese Mainland	RMB60.6 million	100%	Sales of autonomous driving products and provision of related services
Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd.	Chinese Mainland	RMB180.0 million	100%	Sales of autonomous driving products and provision of related services
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	Chinese Mainland	RMB30.0 million	100%	Sales of autonomous driving products and provision of related services
Wuxi WeRide Intelligent Technology Co., Ltd.	Chinese Mainland	RMB30.0 million	100%	Sales of autonomous driving products and provision of related services
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	RMB13.0 million	100%	Research and development of autonomous driving technology
Wenyuan Jingxing (Beijing) Technology Co., Ltd.	Chinese Mainland	RMB1.0 million	100%	Sales of autonomous driving products and provision of related services
Taizhou Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	USD80.0 million	100%	Data processing of autonomous driving technology
Shanghai Wenyuan Zhixing Automotive Technology Co., Ltd.	Chinese Mainland	RMB1.0 million	100%	Research and development of autonomous driving technology

175 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 33 MATERIAL RELATED PARTY TRANSACTIONS (a) Name and relationship with related parties Name of related parties Relationship with the Group Dr. Tony Xu Han Founder, Chairman, Executive Director and CEO Mr. Yan Li Co-founder, Executive Director and Chief Technology Officer Mr. Hua Zhong Senior Vice President Ms. Jennifer Xuan Li Chief Financial Officer and Head of International Mr. Qingxiong Yang Vice President Mr. Jean-François Salles Non-Executive Director Mr. Kazuhiro Doi Non-Executive Director Mr. David Tong Zhang Independent Director Ms. Huiping Yan Independent Director Dr. Tony FanCheong Chan Independent Director Mr. Grégoire de Franqueville Former Non-Executive Director Mr. Takao Asami Former Non-Executive Director Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”) Affiliates of a shareholder Zhengzhou Yutong Bus Co., Ltd., Zhengzhou Yutong Heavy Industry Co., Ltd., Yutong Heavy Equipment Co., Ltd., Zhengzhou Yutong Mining Equipment Co., Ltd, and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”) Affiliates of a shareholder prior to January 1, 2025, when the shareholder had significant influence over the Company Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”) Entity controlled by a close family member of Dr. Tony Xu Han

176 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 33 MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED) (b) Key management personnel compensation For the year ended December 31, 2024 2025 RMB’000 RMB’000 Short-term employment benefits (excluding discretionary bonus) 15,575 18,611 Discretionary bonus 15,425 15,029 Contributions to defined contribution retirement plans 229 215 Share-based compensation expenses 973,975 135,836 1,005,204 169,691 (c) Other transactions with related parties In addition to the transactions disclosed elsewhere in this report, the Group entered into the following continuing material related party transactions during the years presented: For the year ended December 31, 2024 2025 RMB’000 RMB’000 Sales of goods to: Alliance affiliates 2,840 – 2,840 – Service rendered to: Alliance affiliates 15,053 7,632 Yutong affiliates 13,816 – Yuji affiliates 528 – 29,397 7,632

WeRide Inc. / Annual Report 2025 177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

33 MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Other transactions with related parties (Continued)

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Purchases of goods or services from:		
Yutong affiliates (Note (i))	71,042	–
Yuji affiliates	90,055	66,805
	161,097	66,805
Payments made on behalf of customers to:		
Yuji affiliates	65,238	2,734
	65,238	2,734
Disposal of property and equipment to:		
Yuji affiliates	–	1,431
	–	1,431

Notes:

(i) The Group sold and recognized goods purchased from Yutong affiliates for business operation in cost of goods sold in the amount of RMB9.1 million for the years ended December 31, 2024.

(ii) The Group entered into a share subscription agreement with one of Alliance affiliates in July 2024, who committed to subscribe shares of the Company as a cornerstone investor with an aggregate purchase price of USD97.0 million (equivalent to RMB689.6 million). The Company issued 18,774,194 Class A ordinary shares for cash consideration of USD5.17 each to the shareholder and collected the subscription consideration upon completion of the IPO.

(iii) In July 2024, the Company issued 80,544,159 ordinary shares to settle vested restricted shares held by certain management personnel and withheld 45,449,991 vested restricted share units to fund the withholding tax payable arising from the settlement of these vested restricted share units amounting to RMB394.2 million.

178 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 33 MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED) (d) Balances with related parties As of December 31, 2024 2025 RMB’000 RMB’000 Trade related Trade receivables from: Alliance affiliates 3,944 590 Yutong affiliates 11,880 – Less: loss allowance (2,707) (16) Trade receivables, net of loss allowance 13,117 574 Prepayments to: Yuji affiliates – 8,436 Yutong affiliates 13,501 – Prepayments to and amounts due from related parties 26,618 9,010 Trade related Amounts due to related parties Yutong affiliates 2,185 – Yuji affiliates 7,265 1,949 9,450 1,949 As of December 31, 2024 and 2025, amounts due from related parties are unsecured, interest-free and repayable on demand.

179 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 34 COMPANY LEVEL FINANCIAL POSITION The following parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of preferred shares and other financial instruments subject to redemption and other preferential rights of the Company, except for those, which have been separately disclosed in the consolidated financial statements: (a) Condensed Statements of Profit or Loss For the year ended December 31, 2024 2025 RMB’000 RMB’000 Other net income – – Administrative expenses (24,016) (106,815) Selling expenses (261) (1,376) Operating loss (24,277) (108,191) Interest income 18,327 24,024 Net foreign exchange loss – (159) Fair value changes of financial liabilities measured at FVTPL – – Fair value changes of financial assets at FVTPL (84,579) (19,014) Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights (465,254) – Share of loss from subsidiaries and former VIE (1,959,421) (1,550,686) Loss before taxation (2,515,204) (1,654,026) Income tax (1,604) (874) Loss for the year (2,516,808) (1,654,900)

180 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

34 COMPANY LEVEL FINANCIAL POSITION (CONTINUED)

(b) Condensed Statements of Financial Position

	As of December 31,	
	2024 RMB'000	2025 RMB'000
ASSETS		
Amounts due from subsidiaries	6,946,299	5,237,491
Financial assets at FVTPL – non-current	56,919	106,161
Non-current assets	7,003,218	5,343,652
Prepayments and other receivables	76,113	60,985
Financial assets at FVTPL – current	–	141,650
Cash	602,407	2,384,885
Current assets	678,520	2,587,520
Total assets	7,681,738	7,931,172
EQUITY		
Class A ordinary shares	54	69
Class B ordinary shares	4	4
Share premium	12,750,598	14,962,531
Reserves	2,946,715	3,223,822
Accumulated losses	(8,631,352)	(10,286,252)
Total equity	7,066,019	7,900,174
LIABILITIES		
Other payables, deposits received and accrued expenses	615,719	30,998
Current liabilities	615,719	30,998
Total liabilities	615,719	30,998
Total equity and liabilities	7,681,738	7,931,172

Tony Xu Han
Director

Yan Li
Director

181 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 34 COMPANY LEVEL FINANCIAL POSITION (CONTINUED) (c) Condensed Statements of Cash Flow For the year ended December 31, 2024 2025 RMB’000 RMB’000 Net cash used in operating activities (32,211) (35,909) Net cash used in investing activities (3,459,830) (343,440) Net cash generated from financing activities 3,314,536 2,204,635 Net (decrease)/increase in cash (177,505) 1,825,286 Cash as of January 1 770,140 602,407 Effect of foreign exchange rate changes 9,772 (42,808) Cash as of December 31 602,407 2,384,885 35 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2025 Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2025 and have not been adopted in these consolidated financial statements. These developments include the following which may be relevant to the Group. Effective for accounting period beginning on or after Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity January 1, 2026 Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments January 1, 2026 Annual improvements to IFRS Accounting Standards – Volume 11 January 1, 2026 IFRS 18, Presentation and Disclosure in Financial Statements January 1, 2027 IFRS 19, Subsidiaries without Public Accountability: Disclosures January 1, 2027 Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency January 1, 2027 Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture To be determined at a future date The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements except for the following:

182 WeRide Inc. / Annual Report 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

35 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2025 (CONTINUED)

IFRS 18, Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of financial statements and aims to improve the transparency and comparability of information about an entity's financial statements. Even though IFRS 18 will not impact the recognition or measurement of items in the consolidated financial statements, IFRS 18 introduces significant changes to the presentation of financial statements, with a focus on information about financial performance present in the statement of profit or loss, which will affect how the Group present and disclose financial performance in the consolidated financial statements. IFRS 18 is effective for the year beginning on or after 1 January 2027 and is to be applied retrospectively.

36 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

		For the year ended December 31, 2024					
	Note	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Share-based compensation expenses RMB'000	Total RMB'000
Executive Directors							
Dr. Tony Xu Han	i	–	4,852	5,643	47	257,358	267,900
Mr. Yan Li	ii	–	3,633	2,847	47	137,111	143,638
Non-Executive Directors							
Mr. Takao Asami	iii	–	–	–	–	–	–
Mr. Grégoire de Franqueville	vi	–	–	–	–	–	–
Mr. Duane Ziping Kuang	viii	–	–	–	–	–	–
Mr. Jingzhao Wan	ix	–	–	–	–	–	–
Mr. Yibing Xu	x	–	–	–	–	–	–
Mr. Mohamed Albadrsharif Shaikh Abubaker Alshateri	xi	–	–	–	–	–	–
Independent Directors							
Mr. David Tong Zhang	iv	130	–	–	–	–	130
Ms. Huiping Yan	iv	130	–	–	–	–	130
		260	8,485	8,490	94	394,469	411,798

WeRide Inc. / Annual Report 2025 183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

36 DIRECTORS' EMOLUMENTS (CONTINUED)

		For the year ended December 31, 2025					
	Note	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Share-based compensation expenses RMB'000	Total RMB'000
Executive Directors							
Dr. Tony Xu Han	i	–	4,833	912	54	87,344	93,143
Mr. Yan Li	ii	–	4,076	2,143	54	29,115	35,388
Non-Executive Directors							
Mr. Takao Asami	iii	–	–	–	–	–	–
Mr. Grégoire de Franqueville	vi	–	–	–	–	–	–
Mr. Jean-François Salles	v	–	–	–	–	–	–
Mr. Kazuhiro Doi	v	–	–	–	–	–	–
Independent Directors							
Mr. David Tong Zhang	iv	850	–	–	–	2,288	3,138
Ms. Huiping Yan	iv	916	–	–	–	2,689	3,605
Dr. Tony FanCheong Chan	vii	215	–	–	–	–	215
		1,981	8,909	3,055	108	121,436	135,489

Notes:

(i) Dr. Tony Xu Han has served as the executive director since February 8, 2018. He founded the Company and serves as the Chief Executive Officer during the years presented, and his remuneration disclosed above include those for services rendered by him as a key management personnel.

(ii) Dr. Yan Li has served as the executive director since December 14, 2018. He co-founded the Company and serves as the Chief Technology Officer during the years presented, and his remuneration disclosed above include those for services rendered by him as a key management personnel.

(iii) Mr. Takao Asami has served as the non-executive director since April 1, 2022 and has resigned on March 24, 2025.

(iv) Ms. Huiping Yan and Mr. David Tong Zhang have been appointed as independent director of the Company from October 24, 2024.

184 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 36 DIRECTORS’ EMOLUMENTS (CONTINUED) Notes: (Continued) (v) Mr. Jean-François Salles and Mr. Kazuhiro Doi has been appointed as non-executive director of the Company from March 24, 2025 and April 18, 2025, respectively, and Mr. Kazuhiro Doi has resigned on March 31, 2026 subsequently. (vi) Mr. Grégoire de Franqueville has been appointed as non-executive director of the Company from October 24, 2024 and has resigned on March 5, 2025. (vii) Dr. Tony FanCheong Chan has been appointed as independent director of the Company from November 6, 2025. (viii) Mr. Duane Ziping Kuang has served as the non-executive director since September 25, 2017 and has resigned on October 24, 2024. (ix) Mr. Jingzhao Wan has served as the non-executive director since December 14, 2020 and has resigned on October 24, 2024. (x) Mr. Yibing Xu has served as the non-executive director since October 29, 2022 and has resigned on October 24, 2024. (xi) Mr. Mohamed Albadrsharif Shaikh Abubaker Alshateri has served as the non-executive director since February 27, 2023 and has resigned on October 24, 2024. During the year ended December 31, 2024 and 2025, there were no amounts paid or payable by the Group to the directors or any of the highest paid individuals set out in Note 36 below as an inducement to join or upon joining the Group or as compensation for loss of office. There was no arrangement under which a director waived or agreed to waive any emoluments during the year ended December 31, 2024 and 2025.

WeRide Inc. / Annual Report 2025 185

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

37 INDIVIDUALS WITH HIGHEST EMOLUMENTS

During the year ended December 31, 2024 and 2025, of the five individuals with the highest emoluments, 2 and 2 individuals are directors whose emoluments are disclosed in Note 34.

The aggregate of the emoluments in respect of the other 3, and 3 individuals are as follows:

	For the year ended December 31,	
	2024 RMB'000	**2025** **RMB'000**
Salaries, allowances and benefits in kind	7,875	**9,073**
Discretionary bonuses	7,348	**12,409**
Retirement scheme contributions	88	**54**
Share-based compensation expenses	589,792	**118,083**
	605,103	**139,619**

The emoluments of the above individuals with the highest emoluments are within the following bands:

	For the year ended December 31,	
	2024 Number of individuals	**2025** **Number of individuals**
HK$12,000,001 – HK$12,500,000	–	**1**
HK$16,500,001 – HK$17,000,000	1	**–**
HK$19,000,001 – HK$19,500,000	–	**1**
HK$67,500,001 – HK$68,000,000	1	**–**
HK$120,500,001 – HK$121,000,000	–	**1**
HK$578,000,001 – HK$578,500,000	1	**–**

186 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of RMB, unless otherwise indicated) WeRide Inc. / Annual Report 2025 38 SUBSEQUENT EVENTS On March 13, 2026, the Company adopted the 2026 Share Plan to attract, incentivize and retain employees, directors and consultants through the grant of awards. The maximum number of shares (including treasury shares) which may be issued or transferred under the Plan shall not exceed 10% of the total issued and outstanding ordinary shares (excluding any treasury shares) of the Company as at March 13, 2026. This Share Plan has a contractual term of ten years since March 13, 2026 and the shares granted under this Share Plan are generally subject to a time-based requirement of service schedule. On March 23, 2026, the Board of Directors authorized a share repurchase program, effective as of March 23, 2026, under which the Company may repurchase up to USD100 million of its Class A ordinary shares (including in the form of ADS) over the next 12 months, the proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

WeRide Inc. / Annual Report 2025 187 DEFINITIONS In this annual report, the following expressions have the meanings set out below unless the context requires otherwise. “2018 Share Plan” the 2018 share plan adopted by the Company in June 2018 and amended and restated in July 2024 “2026 Share Plan” the 2026 share plan adopted by the Company in March 2026 “ADS(s)” American Depositary Share(s) issued by the Depositary pursuant to the Deposit Agreement in respect of the Class A Ordinary Shares, each ADS representing three Class A Ordinary Shares on deposit with the Custodian “Articles” or “Articles of Association” the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on March 13, 2026 “Audit Committee” the audit committee of the Board “Board” the board of Directors “BVI” the British Virgin Islands "Cayman Companies Act" the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time "CEO" the chief executive officer of the Group "CFO" the chief financial officer of the Group “China,” “Chinese Mainland” or “PRC” the People’s Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Class A Ordinary Share(s)” class A ordinary share(s) in the share capital of the Company with a nominal value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at our Company’s general meetings “Class B Ordinary Share(s)” class B ordinary share(s) in the share capital of the Company with a nominal value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to exercise ten votes per Class B Ordinary Share on any resolution tabled at our Company’s general meetings, save for resolutions with respect to the Reserved Matters where a holder shall be entitled to one vote per Class B Ordinary Share “Company,” “we,” “us,” “our” or “WeRide” WeRide Inc., an exempted company incorporated in the Cayman Islands with limited liability on March 13, 2017

188 WeRide Inc. / Annual Report 2025 DEFINITIONS “Compensation Committee” the compensation committee of the Board “Corporate Governance Code” The Corporate Governance Code set out in Appendix C1 to the Listing Rules “Corporate Governance Committee” the corporate governance committee of the Board "CTO" the chief technology officer of the Group “Custodian” Deutsche Bank AG, Hong Kong Branch, which is appointed by the Depositary to hold our Class A Ordinary Shares deposited under the deposit agreement “Depositary” Deutsche Bank Trust Company Americas “Director(s)” the director(s) of the Company “Dr. Han” Dr. Tony Xu Han (韓旭), our founder, chairman of our Board, executive Director, and CEO “Dr. Li” Dr. Yan Li (李岩), our co-founder, executive Director, and CTO “Global Offering” the Hong Kong Public Offering and the International Offering as defined in the Prospectus “Group,” “we,” “us” or “WeRide” our Company and its subsidiaries from time to time “HK$” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the People’s Republic of China “Humber Partners” Humber Partners Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Li “IFRS” or “IFRS Accounting Standards” IFRS Accounting Standards issued by the International Accounting Standards Board from time to time “Latest Practicable Date” April 15, 2026, being the latest practicable date prior to the publication of this annual report “Listing” the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange “Listing Date” November 6, 2025, the date on which the Class A Ordinary Shares were listed and from which dealings therein were permitted to commence on the Hong Kong Stock Exchange “Listing Rules” Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

WeRide Inc. / Annual Report 2025 189 DEFINITIONS “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules “Nasdaq” the Nasdaq Stock Market “Nasdaq Listing Rules” The Nasdaq Stock Market LLC Rules “Nomination Committee” the nomination committee of the Board “Prospectus” the prospectus of the Company dated October 28, 2025 in connection with the Global Offering “R&D” research and development “Relevant Period” the period commencing from the Listing Date to December 31, 2025 “Reporting Period” the year ended December 31, 2025 “Reserved Matters” the matters the resolutions with respect to which each Share is entitled to one vote at general meetings of our Company, being: (i) changes to the Memorandum or Articles, (ii) variation of rights attached to any class of shares, (iii) the appointment or removal of any independent non-executive Director, (iv) the appointment or removal of auditors of our Company, and (v) the voluntary winding-up of our Company “RMB” Renminbi, the lawful currency of China “SFO” the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Shareholder(s)” holder(s) of the Share(s) “Shares” the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires “Stock Exchange” or “Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited

190 WeRide Inc. / Annual Report 2025 DEFINITIONS “subsidiary(ies)” has the meaning ascribed to it in section 15 of the Companies Ordinance “substantial Shareholder(s)” has the meaning ascribed to it in the Listing Rules “THL” Tonyhan Limited, a company incorporated in the BVI with limited liability on May 10, 2017 and indirectly controlled by Dr. Han “treasury Share(s)” has the meaning ascribed to it under the Listing Rules “UAE” the United Arab Emirates "U.S." the United States of America, its territories, possessions and all areas subject to its jurisdiction “US$” United States dollar, the lawful currency of the United States “VAS” value-added services “VAT” value-added tax “weighted voting right” or “WVR” has the meaning ascribed to it under the Listing Rules “WVR Beneficiaries” and each a “WVR Beneficiary” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, shall include Dr. Han and Dr. Li, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights, the details of which are set out in “Share Capital” “XHL” Xu Han Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Han “Yanli” Yanli Holdings Limited, a company incorporated in the BVI with limited liability on May 11, 2017 and indirectly controlled by Dr. Li “%” per cent